Registration No. 333-46111

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               AMENDMENT NO. 1 TO
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933


                           COMMUNITY BANKSHARES, INC.
             (Exact name of Registrant as specified in its charter)

         South Carolina                                       57-0840351
  (State or other jurisdiction                             (I.R.S. Employer
of incorporation or organization)                         Identification No.)

                              791 Broughton Street
                        Orangeburg, South Carolina 29115
                                 (803) 535-1060
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                         ------------------------------

        WILLIAM W. TRAYNHAM                              Copies to:
             President                            GEORGE S. KING, JR., ESQ.
     Community Bankshares, Inc.                  SUZANNE HULST CLAWSON, ESQ.
        791 Broughton Street                        Sinkler & Boyd, P.A.
  Orangeburg, South Carolina 29115              1426 Main Street, Suite 1200
           (803) 535-1060                      Columbia, South Carolina 29201
    (Name, address, including Zip Code,
   and telephone (803) 779-3080 number,
 including area code, of agent for service)

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [x]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. [x]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

            --------------------------------------------------------

                              CROSS REFERENCE SHEET

                    Pursuant to Item 501(b) of Regulation S-K

 Item
Number                   Caption in Form S-2                                       Caption in Prospectus
------                   -------------------                                       ---------------------

      1     Forepart of Registration Statement and
            Outside Front Cover Page of Prospectus...........................  Facing Page of Registration Statement,
                                                                               Cross Reference Sheet, Prospectus
                                                                               Cover Page

      2     Inside Front and Outside Back Cover Pages
            of Prospectus....................................................  Available Information, Summary Table
                                                                                 of Contents

      3     Summary Information, Risk Factors and Ratio
            of Earnings to Fixed charges.....................................  Summary, Risk Factors

      4     Use of Proceeds..................................................  Use of Proceeds

      5     Determination of Offering Price..................................  Risk Factors, Offering and Method of Subscription

      6     Dilution  .......................................................  Not Applicable

      7     Selling Security Holders.........................................  Not Applicable

      8     Plan of Distribution.............................................  Offering and Method of Subscription

      9     Description of Securities to be Registered.......................  Description of CBI Common Stock

     10     Interests of Named Experts and Counsel...........................  Not Applicable

     11     Information with Respect to Registrant...........................  Information About CBI and the Banks

     12     Incorporation of Certain Information by
            Reference........................................................  Incorporation of Certain Documents by Reference

     13     Disclosure of Commission Position on
            Indemnification for Securities Act Liabilities...................  Description of CBI Common Stock

Prospectus
                           COMMUNITY BANKSHARES, INC.

                              UP TO 300,000 SHARES
                           COMMON STOCK (NO PAR VALUE)

           Community Bankshares, Inc. ("CBI"), hereby offers for sale up to 300,000 shares of its no par value common stock (the "CBI Common Stock") at the Purchase Price, as defined herein. The Purchase Price per share of the CBI Common Stock as to a particular subscriber whose subscription is accepted by CBI shall be the closing price per share of the CBI Common Stock on the American Stock Exchange (the "AMEX") on the business day immediately preceding the date on which such subscriber's fully executed subscription agreement together with funds representing the subscription price are received by CBI. CBI is a South Carolina corporation and is a bank holding company for Orangeburg National Bank, a national bank located in Orangeburg, South Carolina, and Sumter National Bank, a national bank located in Sumter, South Carolina. This offering is being made primarily for the purpose of raising capital for CBI to acquire all of the common stock of Florence National Bank (in Organization), a national bank being organized in Florence, South Carolina. (Orangeburg National Bank, Sumter National Bank and Florence National Bank are sometimes referred to herein collectively as the "Banks.")


          Subscription checks should be made payable to Community Bankshares, Inc. Subscription funds will not be escrowed and subscribers will become shareholders of CBI upon acceptance of their subscriptions by CBI and issuance of certificates representing the shares purchased. It will cost $4,500,000 for CBI to purchase the stock of and capitalize Florence National Bank. The organizers of Florence National Bank have recently purchased approximately $615,000 of restricted CBI Common Stock. Because they already own, in the aggregate, over 35% of the outstanding CBI Common Stock, the Executive Officers and Directors of CBI are not presently expected to purchase more than a minimal number of shares (if any) in this offering. If proceeds of this offering are not sufficient to capitalize Florence National Bank, CBI plans to borrow the additional funds necessary to capitalize the bank. This offering will terminate on June 30, 1998 (unless extended to no later than September 30, 1998), and may terminate earlier if the minimum objectives are met. No minimum amount is required to be raised pursuant to this offering. See "OFFERING AND METHOD OF SUBSCRIPTION."


           Commencement of operations by Florence National Bank and acquisition of Florence National Bank's common stock by CBI are contingent upon approvals by state and federal agencies. Subscriptions pursuant to this offering are not, however, contingent upon successful completion of the organization of Florence National Bank. Once a subscription is accepted by CBI and a certificate representing the shares purchased is issued, the subscriber will become a shareholder of CBI. Although CBI anticipates that all regulatory approvals will be received and Florence National Bank will open for business, there can be no assurance to that effect. If Florence National Bank does not open for business, subscribers whose subscriptions have been accepted by CBI will nonetheless become shareholders of CBI and will not be entitled to any refund of their subscription funds.

           Although the CBI Common Stock is traded on the American Stock Exchange, trading volume is generally low, and is not expected to increase significantly in the near future.

           THE PURCHASE OF THESE SECURITIES INVOLVES CERTAIN RISKS. SEE "RISK FACTORS," page 4. THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

           THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


================================================================================
                              Price            Underwriting
                               to             Discounts and         Proceeds to
                            Public(1)         Commissions(2)           CBI(3)
--------------------------------------------------------------------------------
PER SHARE:                   $16.75                $-0-                $16.75
--------------------------------------------------------------------------------
TOTAL:
  300,000 shares........ $5,025,000.00             $-0-           $5,025,000.00
================================================================================

(1) Assuming a Purchase Price of $16.75 share, which was the closing price of the CBI Common Stock on March 4, 1998. As described herein, the daily Purchase Price of the CBI Common Stock may fluctuate. Accordingly, the price set forth in this table is not necessarily the price at which a subscriber may purchase shares. See "OFFERING AND METHOD OF SUBSCRIPTION -- Method of Subscription" for information about the Purchase Price.
(2) These securities will be offered only by the executive officers and directors of CBI, Orangeburg National Bank and Sumter National Bank and the proposed officers and directors of Florence National Bank. No commissions or other compensation will be paid to any such person in connection with this offering. See "OFFERING AND METHOD OF SUBSCRIPTION -- Plan of Distribution."
(3) Before deduction of expenses associated with this offering payable by CBI, estimated at $50,000.

                  The date of this Prospectus is March 10, 1998.

                              AVAILABLE INFORMATION

     CBI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Copies of such reports, proxy statements and other information can be obtained, upon payment of prescribed fees, from the SEC at 450 Fifth Street, N.W., Room 2120, Judiciary Plaza, Washington, D.C. 20549. In addition, such reports, proxy statements and other information can be inspected at the SEC's facilities referred to above and at the SEC's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The SEC also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

     CBI has filed with the SEC a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the CBI Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to CBI and the CBI Common Stock offered hereby, reference is hereby made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement can be inspected and copied at the public reference facilities of the SEC, 450 Fifth Street, N.W., Room 2120, Judiciary Plaza, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the SEC at such address at prescribed rates. In addition, microfiche of the Registration Statement and exhibits thereto are available for inspection and reproduction at the public reference facilities of the SEC at its Regional Offices at the addresses set forth above. CBI common stock is traded on the American Stock Exchange (the "AMEX"). Reports, proxy statements and other information concerning CBI may be inspected at the offices of the AMEX, 86 Trinity Place, New York, New York 10006.

     CBI furnishes shareholders with annual reports containing audited financial information.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the SEC are hereby incorporated by reference in this Prospectus, made a part hereof and are being delivered herewith: CBI's Annual Report to Shareholders for the fiscal year ended December 31, 1996, which includes CBI's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1996 (without exhibits) (except that the information on the outside and inside covers and on pages 6-11 of the Annual Report to Shareholders is not incorporated herein by reference), and CBI's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997. CBI's Quarterly Reports on Form 10-QSB for the quarters ended March 31, 1997 and June 30, 1997 are incorporated by reference in this Prospectus and made a part hereof, but are not delivered herewith. Copies of exhibits to the documents incorporated herein by reference and of the Forms 10- QSB for the quarters ended March 31, 1997 and June 30, 1997 may be obtained upon written or oral request to William W. Traynham, President, Community Bankshares, Inc., 791 Broughton Street, Orangeburg, S.C. 29115, (803) 535-1060. CBI will charge $0.20 per page for copies of exhibits to documents incorporated by reference, but will not charge for copies of the Forms 10-QSB for the quarters ended March 31, 1997 and June 30, 1997 (without exhibits).

     All documents filed by CBI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the filing of the documents specifically incorporated by reference above and prior to termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is, or is deemed to be, incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     No person is authorized to give any information or to make any representations other than those contained or incorporated by reference herein and, if given or made, such information or representations must not be relied upon as having been authorized. This document does not constitute an offer to exchange or sell or a solicitation by any one in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this document nor any distribution of securities made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of CBI since the date hereof or that the information herein is correct as of any time subsequent to the date hereof.

                           FORWARD LOOKING STATEMENTS


     This  prospectus  contains  forward-looking  statements with respect to the financial condition, results of operations, and business of CBI and its subsidiary banks. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following possibilities: (1) CBI and the Banks may not be able to operate profitably; (2) Competitive pressure in the banking industry may increase significantly; (3) Costs or difficulties related to operation of Florence National Bank may be greater than expected; (4) Changes in the interest rate environment may reduce margins; (5) General economic conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit demand and quality; (6) Changes may occur in the regulatory environment; (7) Changes may occur in business conditions and/inflation; and (8) Changes may occur in the securities markets.

                                TABLE OF CONTENTS


                                                                           Page
AVAILABLE INFORMATION........................................................  i
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE..............................  i
SUMMARY    ..................................................................  1
           CBI and the Banks.................................................  1
           The Offering......................................................  2
           Risk Factors......................................................  2
           Selected Financial Data...........................................  2
RISK FACTORS.................................................................  4
           Short Operating History...........................................  4
           Lack of Minimum Offering Requirement..............................  4
           Potential Effect of Possible Borrowings...........................  4
           No Escrow of Subscription Funds...................................  4
           Delay in Obtaining Regulatory Approvals...........................  5
           Opening of Florence National Bank not a Condition
             to Subscription.................................................. 5
           Market for the Shares.............................................  5
           Regulatory Restrictions On Dividends..............................  5
           Certain Provisions of the Articles of Incorporation...............  5
           Industry Developments.............................................  6
           Competition.......................................................  6
           Loan Losses; Capital Deficiency...................................  6
           Governmental Regulation of the Financial Services Industry........  6
           Monetary Policy and Other Economic Factors........................  7
           Year 2000 Compliance .............................................  7
CBI AND THE BANKS............................................................  7
OFFERING AND METHOD OF SUBSCRIPTION..........................................  8
           The Offering......................................................  8
           Method of Subscription............................................  9
           Plan of Distribution..............................................  9
           Expiration Date or Extension of the Offering...................... 10
           Issuance of CBI Common Stock...................................... 10
USE OF PROCEEDS.............................................................. 10
           By CBI    ........................................................ 10
           By Florence National Bank......................................... 11
CONSOLIDATED CAPITALIZATION.................................................. 11
MARKET PRICE OF COMMON STOCK AND DIVIDENDS................................... 12
INFORMATION ABOUT CBI AND THE BANKS.......................................... 12
           CBI, Orangeburg National Bank and Sumter National Bank............ 12
           Recent Developments............................................... 12
           Florence National Bank............................................ 13
           Background of Organization........................................ 13
           Organizers of Florence National Bank.............................. 14
           Stock Purchase Commitments by Organizers of
             Florence National Bank...........................................15
           Market Area....................................................... 15
           Competition....................................................... 16
           Services to be Offered............................................ 17
           Data Processing................................................... 17
           Asset and Liability Management.................................... 17
           Anticipated Growth................................................ 18
           Premises  ........................................................ 18
           Employees ........................................................ 18

                                                                        Page No.

BENEFICIAL OWNERSHIP OF CBI'S COMMON STOCK................................... 18
MANAGEMENT OF CBI............................................................ 19
           Stock Ownership of Executive Officers and Directors............... 19
           Business Experience of Executive Officers and Directors
             for the Past Five Years......................................... 21
           Election of Florence National Bank Organizers to the
             CBI Board of Directors.......................................... 22
DESCRIPTION OF CBI COMMON STOCK.............................................. 22
           Capitalization.................................................... 22
           Voting Rights..................................................... 22
           Mergers, Consolidations, Exchanges, Sales of
             Assets or Dissolution........................................... 22
           Classified Board of Directors..................................... 23
           Nomination of Directors........................................... 23
           Removal of Directors.............................................. 23
           Duty of Directors................................................. 23
           Preemptive Rights................................................. 23
           Amendment to Articles of Incorporation............................ 23
           Assessment........................................................ 23
           Conversion; Redemption; Sinking Fund.............................. 23
           Quorum.   ........................................................ 23
           Statutory Matters................................................. 23
           General .......................................................... 24
SUPERVISION AND REGULATION................................................... 25
           Regulation of Bank Holding Companies.............................. 25
           Payment of Dividends.............................................. 28
           Certain Transactions by CBI with its Affiliates................... 28
           FDIC Insurance Assessments........................................ 29
           Regulation of the Bank............................................ 29
           Other Safety and Soundness Regulations............................ 30
           Interstate Banking................................................ 31
           Legislative Proposals............................................. 32
           Fiscal and Monetary Policy........................................ 32
LEGAL MATTERS................................................................ 33
FINANCIAL STATEMENTS OF CBI.................................................. 33
EXPERTS    .................................................................. 33


APPENDIX A - Annual Report to Shareholders  and Annual Report on Form 10-KSB for
             the year ended December 31, 1996.

APPENDIX B - Quarterly Report on Form 10-QSB for the quarter ended September 30,
             1997.

APPENDIX C - Subscription Agreement.

                                     SUMMARY

     The following is a brief summary of certain information contained in this Prospectus and is not intended to be a complete statement of all material facts regarding the matters set forth herein. It is qualified in its entirety by reference to more detailed information set forth in this Prospectus, the accompanying appendices, and the documents incorporated by reference herein.

CBI and the Banks

     CBI is a bank holding company which owns Orangeburg National Bank and Sumter National Bank. Orangeburg National Bank currently operates as a full service commercial bank in the Orangeburg, South Carolina area, and Sumter National Bank currently operates as a full service commercial bank in the Sumter, South Carolina area. The deposits of Orangeburg National Bank and Sumter National Bank are insured to applicable limits by the Federal Deposit Insurance Corporation (the "FDIC"). CBI is in the process of making application to state and federal regulatory authorities for approval to acquire Florence National Bank.


     Florence National Bank is a proposed national bank being organized in Florence, South Carolina. The deposits of Florence National Bank will also be insured to applicable limits by the FDIC. Florence National Bank will operate as a wholly owned subsidiary of CBI with its own Board of Directors. The organizers and proposed directors of Florence National Bank are Murray L. Garber, Richard
L. Havekost, Phillip D. Lowe, Jesse A. Nance, J. Erwin Paxton, Hugo S. Sims, Jr., William W. Traynham and Wm. Reynolds Williams.

     The organizers of Florence National Bank have recently purchased $615,000 of restricted CBI Common Stock. These shares are subject to certain restrictions on resale. See "INFORMATION ABOUT CBI AND THE BANKS -- Florence National Bank -- Stock Purchase Commitments by Organizers of Florence National Bank." Because they and their associates already own over 35% of the outstanding CBI Common Stock, the Directors and executive officers of CBI are not expected to purchase more than a minimal number of shares in this offering, if any. Such persons may, however, subsequently decide to purchase more shares. See "INFORMATION ABOUT CBIAND THE BANKS -- Florence National Bank -- Stock Purchase Commitments by Organizers of Florence National Bank" and MANAGEMENT OF CBI -- Stock Ownership of Executive Officers and Directors."


     If all state and federal regulatory approvals are received for CBI to acquire Florence National Bank and for Florence National Bank to be chartered, CBI intends to use up to $4,500,000 of the aggregate proceeds of this offering and the sale of restricted Common Stock to the Florence National Bank organizers to acquire all of the common stock of Florence National Bank and thereby capitalize Florence National Bank. If the proceeds of this offering and the sale of restricted Common Stock to the Florence National Bank organizers are not sufficient to capitalize Florence National Bank, CBI plans to borrow the additional funds necessary to capitalize the bank. CBI may also decide to borrow the funds necessary to capitalize the bank or to commence construction of the bank's offices prior to completion of this offering. In such case, CBI would use proceeds of this offering to repay as much of such borrowings as possible.

     The principal activity of CBI is operation of Orangeburg National Bank and Sumter National Bank and, if approvals are received, will also be operation of Florence National Bank and, possibly, subject to regulatory approvals, acquisition and operation of commercial banks and/or other financial institutions in other markets in South Carolina. The Banks will emphasize their respective local affiliations and personalized service.

     The principal office of CBI is located at 791 Broughton Street, Orangeburg, South Carolina 29115. CBI's telephone number is (803) 535-1060. The principal office of Orangeburg National Bank is located at 1820 Columbia Road, N.E., Orangeburg, South Carolina 29115. The principal office of Sumter National Bank is located at 683 Bultman Drive in Sumter, South Carolina. The principal office of Florence National Bank will be located at 2009 Hoffmeyer Road, Florence, South Carolina.

The Offering


     CBI is offering hereby up to 300,000 shares of its common stock. The Purchase Price per share of the Common Stock as to a particular subscriber whose subscription is accepted by CBI shall be the closing price of the CBI Common Stock on the AMEX on the business day immediately preceding the date on which subscriber's fully executed subscription agreement together with funds representing the subscription price are received by CBI. The minimum individual purchase is the number of whole shares that can be purchased for $1,000 at the Purchase Price. The maximum individual purchase is the number of whole shares that can be purchased for $200,000 at the Purchase Price. Proceeds of the offering will be used to capitalize Florence National Bank and/or repay borrowings incurred to capitalize Florence National Bank, to repay organizational and preopening expenses of Florence National Bank, and for general corporate purposes of CBI. See "OFFERING AND METHOD OF SUBSCRIPTION."


Risk Factors

     An  investment  in  the  shares  offered  hereby  involves  certain  risks, including, among others, the possibility that subscribers may become shareholders of CBI even if Florence National Bank is not organized, that delay in obtaining final regulatory approvals required to acquire Florence National Bank and final regulatory approvals required for Florence National Bank to commence operations will increase pre-opening expenses, lack of substantial operating history, absence of active trading in the securities offered hereby and lack of assurance that active trading in such securities will develop, competition from other financial institutions with substantially greater financial and other resources, certain provisions of the Articles of Incorporation of CBI that may discourage or prevent take-over attempts, and other risks attendant to the operation of financial institutions. See "RISK FACTORS."

Selected Financial Data.

     The following table presents on an historical basis selected unaudited consolidated financial data for Orangeburg National Bank, Sumter National Bank and CBI. The data is based on the financial statements of Orangeburg National Bank, Sumter National Bank and CBI included herein. Reference is made to these statements and the related notes for more detailed data. Results for the nine months ended September 30, 1997 are not necessarily indicative of results to be expected for the entire year. All adjustments necessary to a fair statement of results of interim periods of CBI, in the opinion of management of CBI, have been included. Such adjustments were of a normal recurring nature.

                             Selected Financial Data


                                         Nine Months Ended
                                             September 30,                                 Years Ended December 31,
                                        --------------------           --------------------------------------------------------
                                         1997            1996          1996         1995         1994         1993      1992(1)
                                         ----            ----          ----         ----         ----         ----      -------
                                                            (Amounts in thousands, except per share data)
Financial Condition
 Investment securities ............    $ 31,241     $  29,181      $ 25,787     $ 24,669     $ 23,405      $17,249      $17,221
 Net loans receivable .............      85,619        61,208        67,953       51,617       47,938       41,685       36,755
 Total assets .....................     137,154       103,642       105,461       83,897       77,158       66,728       59,574
 Total deposits ...................     114,824        87,393        89,851       72,550       67,669       58,735       52,395
 Long-term obligations ............       1,060         1,130         1,130          700            0            0            0
 Stockholders' equity .............    $ 12,577      $ 11,797      $ 12,104     $  7,346     $  6,387      $ 5,988      $ 5,468


Earnings Summary
 Interest income ..................     $ 7,082       $ 5,231      $  7,261     $  6,327     $  5,162      $ 4,511      $ 4,467
 Interest expense .................       3,135         2,400         3,279        2,965        2,136        1,820        2,126



 Net interest income ..............     $ 3,947       $ 2,831      $  3,982     $  3,362     $  3,026      $ 2,691      $ 2,341
 Provision for loan losses ........         258           140           227          160          125          160          200
 Other operating income ...........         559           355           503          431          364          299          248
 Other operating expenses .........       2,948         2,178         3,097        2,179        2,111        1,828        1,509



 Net income before taxes ..........       1,300           868         1,161        1,454        1,154        1,002          880
 Income taxes .....................         428           364           411          517          400          345          297


 Net income after taxes ...........     $   872       $   504      $    750    $     937      $   754     $    657     $    583


Per share data(2)
 Net Income .......................     $  0.33       $  0.21       $  0.31     $   0.54      $  0.44     $   0.38     $   0.34
 Cash Dividends ...................     $  0.15       $  0.14       $  0.15     $   0.14      $  0.13     $   0.11     $   0.08



(1)  Orangeburg National Bank only.
(2) Per share data have been retroactively restated for prior periods to reflect two-for-one stock splits in 1995 and 1997.

                                  RISK FACTORS

     Investment in the securities offered hereby involves a significant degree of risk. Accordingly, each prospective subscriber, before subscribing for any shares, should consider certain risks and speculative features inherent in and affecting the business to be carried on by the Banks and CBI. An investment should be made only after careful consideration of the risk factors set forth below and elsewhere in this Prospectus, and should be undertaken only by persons who can afford an investment involving such risks. In addition to individual considerations and the factors set forth elsewhere herein, each prospective subscriber should consider the following:

Short Operating History

     Orangeburg National Bank has been operating for ten years. However, CBI and Sumter National Bank have relatively short operating histories, and Florence National Bank is currently in the organizational stage and has no operating history. As a consequence, prospective purchasers of securities offered hereby have limited information on which to base an investment decision. As a bank holding company, CBI's profitability depends primarily upon the Banks' operations. Sumter National Bank's and Florence National Bank's operations are subject to the risks inherent in the establishment of new businesses and, specifically, of new banks. Typically, new banks incur substantial initial expenses and are not profitable for several years after commencing business. Furthermore, there can be no assurance that Florence National Bank or Sumter National Bank will ever operate profitably or that Orangeburg National Bank will continue to operate profitably.

Lack of Minimum Offering Requirement


     The requirement that $4,500,000 be raised to capitalize Florence National Bank is not a minimum offering requirement. As stated above, CBI plans to borrow money to fund any shortfall between the amount raised pursuant to this offering and the amount necessary to capitalize Florence National Bank. Accordingly, there is a risk that the offering will close and subscribers will become shareholders of CBI even though the market may have judged the terms of the offering unsatisfactory because the risk of investment is perceived to be too great, the valuation placed on the offering by CBI is too high, or for any other reason. See "OFFERING AND METHOD OF SUBSCRIPTION."


Potential Effect of Possible Borrowings

     CBI plans to borrow money to fund the shortfall if sufficient funds are not raised pursuant to this offering to capitalize Florence National Bank. CBI may also decide to borrow such funds prior to completion of this offering and repay as much of the borrowings as possible with proceeds of this offering. CBI has negotiated a commitment with a financial institution to fund such borrowings. The terms of the loan would require CBI to pledge as security a portion of its stock in Orangeburg National Bank, may restrict CBI's ability to pay dividends and require CBI to maintain certain financial ratios. Such borrowings may decrease CBI's profitability and, if CBI failed to repay the loan and the lender foreclosed its security interest in the Orangeburg National Bank stock, CBI could lose its ownership of Orangeburg National Bank. See "USE OF PROCEEDS -- By CBI."

No Escrow of Subscription Funds


     Subscription funds received by the Corporation will not be held in escrow. Upon acceptance of subscriptions and issuance of stock certificates for the shares subscribed, subscribers shall become shareholders of CBI. If the subscription is rejected in whole or in part, the subscription funds attributable to the rejected portion shall be promptly returned to the subscriber. No interest will be paid on any such returned funds. See "OFFERING AND METHOD OF SUBSCRIPTION."

Delay in Obtaining Regulatory Approvals

     CBI must secure the prior approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve") and of the South Carolina State Board of Financial Institutions (the "State Board") to acquire the stock of Florence National Bank. Before Florence National Bank may issue its stock to CBI, the Office of the Comptroller of the Currency (the "OCC") must approve the Organizers' application for a bank charter and the Federal Deposit Insurance
Corporation (the "FDIC") must approve deposit insurance. Capitalization of Florence National Bank is a condition precedent to receipt of the final regulatory approvals. It is anticipated that all final approvals will be received within 120 days of the completion of this offering, although no assurances can be given as to when or whether such approvals will be received. Any significant delay in commencing business will increase pre-operating expenses and may reduce Florence National Bank's and CBI's capital, potential revenues and income.

Opening of Florence National Bank not a Condition to Subscription

     Although the purpose of this offering is to raise funds to capitalize Florence National Bank, opening of Florence National Bank is not a condition to a subscriber's obligations under the Subscription Agreement. Once a subscription is accepted by CBI and a certificate representing the shares purchased is issued, the subscriber will become a shareholder of CBI. Although CBI anticipates that all regulatory approvals will be received and Florence National Bank will open for business, there can be no assurance to that effect. If
Florence National Bank does not open for business, subscribers whose subscriptions have been accepted by CBI will nonetheless become shareholders of CBI and will not be entitled to any refund of their subscription funds. See "OFFERING AND METHOD OF SUBSCRIPTION."

Market for the Shares


     CBI Common Stock has been traded on the American Stock Exchange since November, 1996. For the year ended December 31, 1997, the total volume of CBI Common Stock traded was 338,000 shares, which was a substantial increase over prior years when the stock was not listed. However, the market for CBI Common Stock is still developing and during 1997 it did not trade every business day. Large changes in the supply of or demand for CBI Common Stock, including changes resulting from issuance of shares pursuant to this offering, could result in substantial changes in the price per share paid or received by any investor. See "MARKET PRICE OF COMMON STOCK AND DIVIDENDS."


Regulatory Restrictions On Dividends

     CBI's principal operations are conducted through its subsidiaries, Orangeburg National Bank and Sumter National Bank, and, upon completion of its organization, will also be conducted through Florence National Bank. Accordingly, CBI generates cash to pay dividends primarily through dividends paid and to be paid to it by the Banks. The Banks' ability to pay dividends to CBI and CBI's ability to pay dividends on its Common Stock are, therefore, subject to and limited by certain legal and regulatory restrictions. See "SUPERVISION AND REGULATION -- Payment of Dividends."

Certain Provisions of the Articles of Incorporation

     CBI's Articles of Incorporation include several provisions that may have the effect of discouraging or preventing hostile take-over attempts, and thus of making the removal of incumbent management difficult. The provisionsinclude staggered terms for the Board of Directors and requirements of super-majority votes to approve certain business transactions. See "DESCRIPTION OF CBI COMMON STOCK." To the extent that these provisions are effective in discouraging or preventing take-over attempts, they may tend to reduce the market price for the CBI Common Stock.

Industry Developments

     In the recent past, legislation has been enacted that could have a dramatic effect on both the costs of doing business and the competitive factors facing the financial institutions industry. Additional such legislation is constantly being considered by Congress. CBI is unable at this time to determine the impact, if any, of future legislation on its financial condition or operations. See "SUPERVISION AND REGULATION."

Competition

     It is anticipated that Florence National Bank will encounter strong competition from established financial institutions operating in the Florence, South Carolina area. In addition, established financial institutions not currently operating in the Florence area may, under South Carolina law, open branches in the Florence area at future dates and other institutions may be organized. At least one other bank is presently being organized in the Florence area. In the conduct of certain aspects of its banking business, Florence National Bank will also compete with savings and loan associations, credit unions, mortgage banking firms, consumer finance companies, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation as Florence National Bank. Many of these competitors have substantially greater resources and lending limits than Florence National Bank and offer certain services, such as extensive and established branch networks, trust services and international banking services, that Florence National Bank either does not expect to provide or will not provide initially. See "INFORMATION ABOUT CBI AND THE BANKS -- Florence National Bank -- Competition." The Organizers believe that Florence National Bank will be able to compete effectively with these institutions through the use of personalized service, loan participations and other techniques, but no assurances can be given in this regard.

     Orangeburg National Bank and Sumter National Bank face similar competition in their respective market areas.

Loan Losses; Capital Deficiency

     Orangeburg National Bank and Sumter National Bank lend (and Florence National will lend, upon completion of its organization) a substantial portion of their capital and deposits to individual and commercial borrowers. The Banks' managements make substantial efforts to be prudent in making such loans, but some loan losses are unavoidable. Changes in the economy both at the national and local levels and other factors, both unpredictable and outside the control of the Banks, could affect the ability of borrowers to repay their loans. It is possible that, collectively, defaults by the Banks' borrowers could be large enough to impair the ability of the Banks to continue their operations. Loan losses and other losses might reduce the Banks' capital below the level required by the OCC and the National Bank Act which could result in either or both of the Banks being placed in receivership by the OCC and in a partial or complete loss of CBI's equity in the Banks.

Governmental Regulation of the Financial Services Industry

     During the past few years, significant legislative and regulatory deregulation of certain aspects of the financial services industry has taken place. Nonbanking financial institutions, such as securities brokerage firms, insurance companies and money market funds, are now permitted to offer services which compete directly with services offered by banks. At the same time, the services which banks are permitted to offer have been expanded, and restrictions have been reduced on the rates of interest that banks may pay on deposits. The Banks' profitability will be largely dependent upon the rate differential between the interest earned by the Banks on loans to customers and the rate of return on the Banks' investments, and the interest paid by the Banks on deposits and other liabilities. While deregulation and increasing competition may result in the Banks' paying increased interest rates to obtain deposits, a comparable increase in interest rates on their loans and the rate of return on their investments may not be attainable, resulting in reduced "spread" and lower earnings or higher losses. See "SUPERVISION AND REGULATION" and "INFORMATION ABOUT CBI AND THE BANKS."

Monetary Policy and Other Economic Factors

     Changes in governmental economic and monetary policy may affect the ability of the Banks to attract deposits and make loans. The rates of interest payable on deposits and chargeable on loans are affected by governmental regulation and fiscal policy as well as by national, state, and local economic conditions. See "SUPERVISION AND REGULATION -- Fiscal and Monetary Policy." Furthermore, because the Banks will for the foreseeable future operate in a limited geographic area, CBI's ability to operate profitably will depend significantly upon the economies of the Orangeburg County, Sumter County and Florence County market areas.


Year 2000 Compliance

     Because the business of CBI and the Banks is heavily dependent upon computers, failure of their computer systems, or the computer systems of other entities to which their computers are linked or on which they are dependent, to operate properly after December 31, 1999, would have a material adverse effect on CBI and the Banks. Although CBI has prepared a plan for addressing year 2000 issues and believes that its computer systems will not experience any significant problems with the changeover to the year 2000, it has not yet tested its systems for year 2000 compliance. Furthermore, CBI has not received confirmation from all of the other entities with which its systems are linked or upon which its systems are dependent that such entities do not expect to encounter problems. In addition, computer problems experienced by the customers of the Banks and others could cause economic disruptions that would affect the business of CBI and the Banks. Therefore, there can be no assurance that CBI will not experience year 2000 problems, or that such problems, if experienced, will not have a material adverse effect on CBI.


                                CBI AND THE BANKS

     CBI was incorporated under South Carolina law on November 30, 1992, for the purpose of becoming a bank holding company by acquiring all of the common stock of Orangeburg National Bank. CBI commenced operations on July 1, 1993 upon effectiveness of the acquisition of Orangeburg National Bank. Orangeburg National Bank was chartered in 1987 and operates from two offices in Orangeburg, South Carolina. Sumter National Bank was chartered in 1996 and operates from one office in Sumter, South Carolina.

     CBI is in the process of applying to state and federal regulatory authorities for approval to acquire Florence National Bank. The organizers of Florence National Bank submitted an application to the Office of the Comptroller of the Currency (the "OCC") for a national bank charter and preliminary approval of the charter application was granted on November 7, 1997. If and when CBI and Florence National Bank obtain all necessary state and federal approvals, CBI will use up to $3,885,000 of the net proceeds of this offering, together with the $615,000 of proceeds from the limited offering to the Florence National Bank organizers, to acquire all of the common stock of Florence National Bank, and/or to repay borrowings incurred to acquire such stock. The remaining proceeds will be retained by CBI for general corporate purposes. See "USE OF PROCEEDS."

     The directors of CBI are E.J. Ayers, Jr., Alvis J. Bynum, Martha Rose C. Carson, Anna O. Dantzler, J. M. Guthrie, Phil P. Leventis, William H. Nock, Samuel F. Reid, Jr., Hugo S. Sims, Jr., William W. Traynham, J. Otto Warren, Jr., Michael A. Wolfe, and Russell S. Wolfe, II. See "MANAGEMENT OF CBI." With the exception of Messrs. Bynum, Nock and Leventis, who are directors of Sumter National Bank, the foregoing persons are also directors of Orangeburg National Bank.

     The directors of Sumter National Bank are William H. Nock, Alvis J. Bynum, Ernest C. Brown, Jr., Porter L. Thompkins, Jr., Ben E. Griffith, Jr., Phil P. Leventis, Joseph T. McElveen, Jr., Charles E. Fienning, T. D. Williams, III. Orangeburg National Bank serves the Orangeburg, South Carolina area, and Sumter National Bank serves the Sumter, South Carolina area, as independent, locally-managed commercial banks emphasizing high quality, responsive and personalized service. Both banks offer a broad range of consumer and commercial banking services. See "INFORMATION ABOUT CBI AND THE BANKS -- CBI, Orangeburg National Bank and Sumter National Bank."

     The organizers and proposed  directors of Florence National Bank are Murray
L. Garber, Richard L. Havekost, Phillip D. Lowe, Jesse A. Nance, J. Erwin Paxton, Hugo S. Sims, Jr., William W. Traynham and Wm. Reynolds Williams. Jesse
A. Nance, is the proposed president of Florence National Bank. Upon commencement of business, the deposit accounts of Florence National Bank will be insured by the FDIC up to the maximum amount permitted by law. Florence National Bank will serve the Florence, South Carolina area as an independent, locally-managed commercial bank emphasizing high quality, responsive and personalized service. See "INFORMATION ABOUT CBI AND THE BANKS -- Florence National Bank."

                       OFFERING AND METHOD OF SUBSCRIPTION

The Offering

     CBI is offering hereby up to 300,000 shares of CBI Common Stock at the Purchase Price. The Purchase Price per share of the CBI Common Stock as to a particular subscriber whose subscription is accepted by CBI shall be the closing price per share of the CBI Common Stock on the American Stock Exchange (the "AMEX") on the business day immediately preceding the date on which such subscriber's fully executed subscription agreement together with funds representing the subscription price are received by CBI.

     The minimum individual purchase pursuant to this offering is the number of whole shares that may be purchased for $1,000 at the Purchase Price, and the maximum is the number of whole shares that may be purchased for $200,000 at the Purchase Price. CBI reserves the right to alter the individual minimum and maximum purchase amounts should conditions so warrant and specifically reserves the right to approve purchases of more than $200,000. Subscribers should be aware that beneficial ownership of more than 10% of the outstanding Common Stock of CBI would obligate the beneficial owner to comply with certain reporting and disclosure requirements of federal banking and securities laws.


     At least $4,500,000 is necessary for CBI to purchase the stock of and capitalize Florence National Bank. CBI has previously sold 49,650 shares of restricted CBI Common Stock to the organizers of Florence National Bank. Proceeds of that offering were $615,431. CBI intends to use the proceeds of the sales to organizers, together with proceeds of this offering, to purchase the stock of and capitalize Florence National Bank. If fewer than $3,885,000 of shares are sold hereby, CBI plans to borrow the additional funds necessary in addition to proceeds of this offering and the prior sales to capitalize the bank. CBI may also decide to borrow the funds necessary to capitalize the bank or to commence construction of the bank's offices prior to completion of this offering. In such case, CBI would use proceeds of this offering to repay as much of such borrowings as possible.


     Subscription funds will not be held in an escrow account. Upon acceptance of a subscription by CBI and issuance by the Transfer Agent of certificates for the shares purchased, a subscriber will become a shareholder of CBI. If the subscription is rejected in whole or in part, the subscription funds attributable to the rejected portion will be promptly returned to the undersigned. No interest will be paid on any such returned funds.

     Although the purpose of this offering is to raise funds to capitalize Florence National Bank, opening of Florence National Bank is not a condition to a subscriber's obligations under the Subscription Agreement. Once a subscription is accepted by CBI and a certificate representing the shares purchased is issued, the subscriber will become a shareholder of CBI. Although CBI anticipates that all regulatory approvals will be received and Florence National Bank will open for business, there can be no assurance to that effect. If
Florence National Bank does not open for business, subscribers whose subscriptions have been accepted by CBI will nonetheless become shareholders of CBI and will not be entitled to any refund of their subscription funds.

Method of Subscription

     The purchase price per share (the "Purchase Price") of the Common Stock as to a subscription will be the closing price per share of the Common Stock on the AMEX on the business day immediately preceding the date on which a fully executed subscription agreement together with cash, check, draft or money order representing the subscription price are received by CBI. The date a subscription is received by CBI will be the date of actual physical receipt by CBI. Accordingly, if subscribers wish to be assured that their Purchase Price will be a particular day's closing price, they should hand deliver their fully executed subscription agreement to CBI, together with cash, check, draft or money order on the following day. Hand or courier delivery may be made to any one of the following addresses:


Community Bankshares, Inc.                      Community Bankshares, Inc.                         Community Bankshares, Inc.
791 Broughton Street                            Sumter Stock Sales Office                          Florence Stock Sales Office
Orangeburg, South Carolina 29115                409 North Salem Avenue                             181 E. Evans Street
                                                Sumter, South Carolina 29150                       BTC - 051
                                                c/o Porter L. Thompkins, Jr., C.P.A.               Florence, South Carolina 29506


     Subscribers may also mail their subscriptions to:

                                Community Bankshares, Inc.
                                Post Office Drawer 2086
                                Orangeburg, South Carolina 29116

     Each business day, CBI will post in its main offices and in the Sumter Stock Sales Office and the Florence Stock Sales Office the closing price of the Common Stock on the AMEX on the immediately preceding business day.

     Upon receipt by CBI at one of the locations above of a fully executed subscription agreement together with cash, check, draft or money order representing the subscription price, CBI will mark the subscription agreement "Received" and note the date thereon. The Purchase Price of the shares subscribed will be the closing price of the Common Stock on the AMEX on the business day immediately preceding the date as to which the subscription agreement is marked received. CBI shall make the determination of the date on which a subscription agreement is deemed received. Acknowledgement of receipt of a subscription agreement in the manner set forth above shall not, however, constitute acceptance of the subscription. The subscription will only be deemed accepted when acceptance is noted thereon in writing by the President or Chairman of the Board of CBI. Promptly upon such acceptance, CBI shall instruct its transfer agent to issue the number of whole shares that may be purchased at the Purchase Price with the subscription funds submitted. CBI will promptly return any excess subscription funds to subscriber.

     CBI reserves the right to reject any offer of subscription in whole or in part or to cancel acceptance of any subscription offer in whole or in part until the date the shares purchased hereunder are issued. If all or part of a subscription is not accepted or is cancelled by CBI, all funds relating to the unaccepted or cancelled portion shall be promptly returned to the subscriber without interest thereon. Only the President or the Chairman of the Board of CBI has the authority to accept or reject a subscription, or portion thereof, on behalf of CBI.

Plan of Distribution

     This offering is being made to the public through the executive officers and directors of CBI, Orangeburg National Bank and Sumter National Bank and the proposed officers and directors of Florence National Bank. No commission or other sales compensation will be paid to any officer or director of CBI, Orangeburg National Bank or Sumter National Bank or any proposed officer or director of Florence National Bank in connection herewith.

Expiration Date or Extension of the Offering

     CBI will offer shares hereunder until the earlier of (1) receipt by CBI of subscriptions for an aggregate of 300,000 shares; (2) a decision by CBI to terminate the offering; or (3) June 30, 1998 (the "Expiration Date"). While CBI intends to use its best efforts to sell all of the shares offered hereby, the offering may be terminated without notice before all such shares are sold and before June 30, 1998.

     CBI reserves the right, at any time and from time to time, to extend the Expiration Date, but not beyond September 30, 1998. Extension of the Expiration Date might cause an increase in CBI's organizational and pre- operating expenses and in the expenses incurred in connection with this offering.

Issuance of CBI Common Stock Certificates

     Certificates  representing  CBI Common Stock offered hereby are expected to
be  issued  by  CBI's  transfer   agent   promptly  after   acceptance  of  each
subscription.

                                 USE OF PROCEEDS

By CBI


     No minimum amount is required to be raised pursuant to this offering. The net proceeds to CBI from this offering would be approximately $4,450,000, if all shares offered are sold, after deduction of offering expenses estimated at approximately $50,000. Upon receipt of final regulatory approvals, CBI will use up to $3,885,000 of the net proceeds of this offering, together with the $615,000 of proceeds from the sales of restricted Common Stock to organizers of Florence National Bank, to purchase all of the common stock of Florence National Bank. The balance of such proceeds, if any, will be retained by CBI to pay organizational and preopening expenses of Florence National Bank, and for general corporate purposes.

     If net proceeds of at least $3,885,000 are not raised by this offering, CBI plans to borrow the money necessary to fund the shortfall between (a) proceeds of this offering and the sales to the organizers of Florence National Bank, and
(b) $4,500,000. CBI may also decide to borrow the funds necessary to capitalize the bank or to commence construction of the bank's offices prior to completion of this offering. In such case, CBI would use proceeds of this offering to repay as much of such borrowings as possible. CBI has negotiated a commitment with afinancial institution to fund such borrowings. The interest rate on the loan would be LIBOR plus 2.25%. Monthly payments of interest only would be required for a period of one year. The loan would be amortized over ten years and would be due in full seven years from the date of the loan. The terms of the loan would require CBI to pledge as security a portion of its stock in Orangeburg National Bank, limit CBI's ability to pay dividends under some circumstances and require CBI to maintain certain financial ratios.


     Any borrowings by CBI to fund a shortfall between proceeds of this offering and the $4,500,000 required by the OCC to capitalize Florence National Bank will be subject to the requirement of the Federal Reserve that CBI demonstrate the ability to reduce the long-term debt to equity ratio to 30 percent or less within twelve years. CBI expects that it could meet these requirements even if it borrowed the entire difference between $4,500,000 and the $615,000 invested by the organizers of Florence National Bank.

     If Florence National Bank does not open for business, CBI will use proceeds of this offering for general corporate purposes.

By Florence National Bank

     Of the $4,500,000 received by Florence National Bank from the sale of its stock to CBI, approximately $660,000 is expected to be used to build the bank's offices, and approximately $400,000 is expected to be used for equipment and furnishings.

     The balance of the proceeds from the sale of the stock of Florence National Bank to CBI is estimated to be $3,390,000. These funds will be commingled with funds obtained by Florence National Bank from other sources, principally expected to be customer deposits, and will be employed in banking operations, including making loans to customers, making investments and, until operations begin to generate income, paying current operating expenses (including management salaries). The amount and manner in which these funds will be used will be subject to the discretion of management and policies of Florence National Bank and CBI in light of current market conditions and, therefore, cannot now be usefully predicted.

                           CONSOLIDATED CAPITALIZATION


     The following table sets forth the actual capitalization of CBI as of September 30, 1997, and the capitalization of CBI as adjusted to give effect to the sale of 49,650 shares of CBI Common Stock (the number of shares purchased by the Florence National Bank organizers), and 349,650 shares of CBI Common Stock (the total number of shares offered in the present offering plus the number of shares purchased by the Florence National Bank organizers).



                                                                  Actual                             As Adjusted(1)
                                                                  ------                             --------------

                                                                                           If 49,650               If 349,650
                                                            September 30, 1997          shares sold(2)           shares sold(3)
                                                            ------------------          --------------           --------------
                                                                                    (Dollars in Thousands)


Long-term Debt:

   Federal Home Loan Bank advances..........                    $ 1,060                    $ 1,060                  $ 1,060

   Stock acquisition loan...................                          -                      4,500                        -

Stockholders' Equity:

   Common Stock - no par value,
   12,000,000 shares authorized;

      2,626,476 shares outstanding..........                    $ 9,055

      2,684,326 shares outstanding..........                                                 9,670

      2,984,326 shares outstanding..........                                                                         14,120

   Retained Earnings........................                      3,517                      3,517                    3,517
                                                               --------                   --------                 --------

     Total Capital..........................                    $13,632                    $18,747                  $18,697
                                                                =======                    =======                  =======



(1) Assuming a Purchase Price of $15.00 per share, which was the closing price of the CBI Common Stock on February 20, 1998. As described herein, the daily Purchase Price of the CBI Common Stock may fluctuate. Accordingly, the price set forth in this table is not necessarily the price at which any or all shares will be sold. See "OFFERING AND METHOD OF SUBSCRIPTION -- Method of Subscription" for information about the Purchase Price.

(2) Assumes that only the shares that have been purchased by the organizers of Florence National Bank are sold, and that the additional amount needed to capitalize Florence National Bank at $4,500,000 is borrowed.

(3) Assumes that offering expenses required to be incurred are $50,000, the maximum amount estimated, and that no borrowings were made to capitalize Florence National Bank. Should fewer than $3,885,000 of shares be sold and should CBI borrow funds to capitalize Florence National Bank, the adjusted figures for both the numbers of shares outstanding and the amount of Common Stock and Total Stockholders' Equity would be reduced.


                          MARKET PRICE OF COMMON STOCK
                                  AND DIVIDENDS

     The information set forth under "Market for the Corporation's Common Stock and Related Security Holder Matters" on pages 12 and 13 of CBI's Annual Report to Shareholders for the year ended December 31, 1996 (the "1996 Annual Report"), which is incorporated by reference into the Annual Report on Form 10-KSB (the "1996 10-KSB") included herewith as Appendix A, is incorporated by reference herein.

     During 1997, the range of quarterly high and low prices for the CBI Common Stock on the AMEX was as follows:

              Quarter ended                  High                Low
              -------------                  ----                ---
              March 31, 1997               $ 7.37             $ 5.93
               June 30, 1997                14.12               7.18
          September 30, 1997                19.50              14.37
           December 31, 1997                15.25              13.25


                       INFORMATION ABOUT CBI AND THE BANKS

CBI, Orangeburg National Bank and Sumter National Bank

     The following information set forth on the indicated pages of the 1996 10-KSB is incorporated herein by reference and provided herewith:

     Item 1. "Description of Business -- Form of Organization," "--Business of Banking," "--Competition," and "--Dependence on Major Customers," pages 69 through 71;

     Item 2. "Description of Property," page 80; and

     Item 3. "Legal Proceedings," page 80.

     The following information set forth on the indicated pages of the 1996 Annual Report is incorporated herein by reference and provided herewith:

     "Management's Discussion and Analysis of financial Condition and Results of Operations," pages 13 through 37.

     The information set forth under Item 2. "Management's Discussion and Analysis of Financial Condition and Results of Operations" on pages 9 through 18 and the Consolidated Financial Statements of CBI on pages 3 through 7 of CBI's Quarterly Report on Form 10-QSB for the period ended September 30, 1997, is also incorporated herein by reference and provided herewith.

Recent Developments

     On January 22, 1998, CBI released its financial summary of operating results for the year ended December 31, 1997. Net income increased 62% to

$1,216,000, compared to $750,000 during 1996. Earnings per share increased to $.46 per share, compared to $.31 per share the prior year. At December 31, 1997, on a consolidated basis, CBI had total assets of $134.7 million, net loans of $91.2 million, deposits of $117.3 million, and stockholders' equity of $13 million, compared to $105.4 million, $67.9 million, $89.8 million, and $12,1 million, respectively, at December 31, 1996. The increase in 1997 net income was attributable primarily to a 20% increase in profits at Orangeburg National Bank and a 52% improvement in operating losses at Sumter National Bank.

Florence National Bank

     On November 7, 1997, the OCC granted the organizers of Florence National Bank preliminary approval to organize Florence National Bank. If the conditions to final approval are met, Florence National Bank will engage in the commercial banking business in Florence, South Carolina.

Background of Organization

     Substantially all of the large financial institutions headquartered in South Carolina have been acquired by regional bank holding companies over the past five years. As a result, South Carolina and its citizens have lost much of the ability to control financial resources and decisions relating to allocations of those resources. More and more frequently, underwriting decisions are being made outside South Carolina by entities and people not familiar with the borrowers or the communities to be served. In many instances, banking customers have become frustrated with the delays attendant to such external decision making and with the lower levels of personal services occasioned by consolidation and reductions in personnel.

     In the face of encroaching bank regionalism, Orangeburg National Bank was organized in 1987 to take advantage of perceived opportunities for a community bank offering local decision making, highly personalized service and a commitment to the well-being and advancement of the communities served. The perceived opportunity proved to be a reality and Orangeburg National Bank has successfully attracted a substantial loan and deposit base awayfrom regional competitors. Although these competitors have greater financial and managerial resources than Orangeburg National Bank, management of Orangeburg National Bank believes that it compensates for these differences by offering a high level of personal service and by responding quickly and efficiently to customer needs.

     Based on the success of Orangeburg National Bank as a community-based financial institution, in late 1994, CBI began assessing the possibilities for, and feasibility of, organizing another community bank. In particular, CBI noted the anticipated void expected to be created in Sumter, South Carolina, as a result of the acquisition by Synovus Financial Corp., of Sumter's only locally-headquartered financial institution, The National Bank of South Carolina. The National Bank of South Carolina had been a significant force among independent banks in South Carolina since it was chartered in 1905, and management of CBI believed that its acquisition would create opportunities for a new community bank. Management of CBI, therefore, approached several Sumter-area businessmen with the idea of organizing a new bank in Sumter. The approach was enthusiastically received by persons who agreed that the acquisition of The National Bank of South Carolina would be likely to create a void that could be filled by a new community bank. With the assistance of CBI, the Sumter organizers initiated organization of Sumter National Bank, which was ultimately chartered and opened for business on June 10, 1996, as a wholly-owned subsidiary of CBI.

     Sumter National Bank is confirming the viability of the community bank concept. The Sumter bank opened for business on June 10, 1996, and by December 31, 1997, after a year and a half of operation, the bank had achieved a profitable fourth quarter with $25 million in loans, $30 million in assets, and $27 million in deposits.

     In light of the continuing growth and success of Orangeburg National Bank and Sumter National Bank, management of CBI has continued to look for other opportunities to expand its community bank network. Management observed that Florence, South Carolina, while serviced by a number of financial institutions, had only one locally organized bank. Consequently, management of CBI began to investigate more closely the potential opportunities for a community-based bank in Florence. Since management of CBI began its investigation of the Florence market, the one locally organized financial institution has been merged into a Charleston-based institution and another bank headquartered in nearby Timmonsville with offices in Florence has announced plans to be acquired by a North Carolina bank. CBI believes that the loss to the community of these local institutions will create an even better opportunity to organize and operate successfully a new community bank.

     Although management of CBI is aware that another community bank is being organized in the Florence market area, management believes that the market can support two community banks.

Organizers of Florence National Bank


     Set forth below is information about the Florence businessmen who are the organizers of Florence National Bank. Upon completion of the organization of Florence National Bank, CBI plans to elect Messrs. Williams, Nance and Havekost to the Board of Directors of CBI. Such persons are expected to be elected by the CBI Board to serve until the first annual meeting of shareholders of CBI following completion of organization of Florence National Bank, at which annual meeting such persons are expected to be nominated for reelection by the shareholders of CBI.


     Murray L. Garber has been Vice President-Finance of Young Pecan Company in Florence, South Carolina since October of 1989. Mr. Garber is a licensed certified public accountant and graduated from the Citadel in Charleston, South Carolina in 1968 with a B.S. in business administration. Mr. Garber is a member of the Greater Florence Chamber of Commerce, the Pee Dee Area Citadel Club, various professional associations, and St. John's Episcopal Church.

     Richard L. Havekost is a principal in Raldex, Inc., which invests in motel properties. From 1967 to 1993, Mr. Havekost was employed by Nucor Corp. in various capacities, including as Vice President of Nucor Corp. and as General Manager of the Florence, South Carolina Division of Nucor. Mr. Havekost is a licensed professional engineer and graduated from the University of Nebraska in 1963 with a B.S. in civil engineering. Mr. Havekost is a member of the Florence Tax Advisory Committee, the Greater Florence Chamber of Commerce (Vision 2000 Committee), and St. Luke's Lutheran Church.


     Phillip D. Lowe is the Owner, President and a physical therapist with Lowe's Therapy which provides physical and occupational therapy services in Florence, South Carolina. Mr. Lowe is a licensed physical therapist and graduated from the Medical University of South Carolina in 1982 with a B.S. in physical therapy. Mr. Lowe is a member of various professional organizations, as well as Ducks Unlimited and numerous other wildlife related organizations, and First Baptist Church. He is also an adjunct faculty member at Florence-Darlington Technical College.

     Jesse A. Nance is the proposed President of Florence National Bank. Mr. Nance has served as Vice President of CBI since June of 1997. Prior to that time, Mr. Nance was a vice president of First Union National Bank of South Carolina from November of 1989 until June of 1997, when he left to become an organizer of Florence National Bank. Mr. Nance graduated from the University of South Carolina with a B.S. in Business Administration in 1976. Mr. Nance is also a graduate of the Graduate School of Banking of the South. Mr. Nance is on the Board of the Pee Dee Small Business Development Center, and is a member of the Greater Florence Chamber of Commerce, the United Way, the Florence Rotary Club, the Florence County Progress, various wildlife and conservation organizations, and First Presbyterian Church.


     J. Erwin Paxton has been President of Horne Ford, Inc. and President of Pee Dee Lease Rental Company since 1984. Mr. Paxton has also been Vice President of Carolina Car Rental since 1984. Mr. Paxton graduated from Wake Forest University in 1973 with a Bachelor of Business Administration. Mr. Paxton is a member of the Board of Directors of McLeod Regional Medical Center and Chairman of the McLeod Regional Medical Center Foundation. Mr. Paxton is also on the Board of Florence - Darlington Technical College and a member of the Greater Florence Chamber of Commerce and Central United Methodist Church.

     Wm. Reynolds Williams has been associated with Willcox, McLeod, Buyck & Williams, P.A., a Florence law firm, since 1977, and has been Managing Partner of the firm since 1990. Mr. Williams graduated from the University of Virginia in 1967 with a B.A. and from the University of South Carolina School of Law in 1973 with a J.D. Mr. Williams is on the Board of and President of the Florence Little Theater. Mr. Williams is also a member of the Board of Directors of the Employers Association, the Francis Marion Future Fund, was a former President of the Florence Rotary Club, and is Vice-Chairman of the Greater Florence Chamber of Commerce. He has served on the School Board at St. Anthony's, as Chairman of the Florence County Election Commission, on the Board of Directors of Florence County Progress, and several times as President of the Florence County as well as the South Carolina Republican Party Conventions. Mr. Williams is the President of the South Carolina chapter of the Federalist Society and a member of the South Carolina Bar, Defense Research Institute, and the Executive Committee of the South Carolina Defense Trial Attorneys Association. He also serves on the State Board for Technical and Comprehensive Education, 1993-2000.

     Information about Messrs. Sims and Traynham, who are also organizers of Florence National Bank is set forth under "MANAGEMENT OF CBI".

Stock Purchase Commitments by Organizers of Florence National Bank

     When Orangeburg National Bank was organized in 1987, the organizers decided it was necessary for each of them to make a financial commitment to the success of the bank to ensure that they would have a strong incentive to act in accordance with the long term best interests of the bank. Accordingly, each organizer was required to invest at least $100,000 in the bank's stock.


     This same philosophy was carried forward into the organization of Sumter National Bank and is being carried forward into organization of Florence
National Bank. Accordingly, each of the organizers of Florence National Bank committed to make a substantial investment in CBI Common Stock. Pursuant to a limited offering of restricted CBI common stock, the organizers of Florence National Bank have purchased an aggregate of 49,650 shares of restricted CBI Common Stock for an average price of $12.40 per share, or an aggregate of $615,431. The shares issued to the organizers of Florence National Bank were purchased for $2.00 per share less than the closing price of the CBI Common Stock on the AMEX on the business day immediately preceding their respective purchases. Each of Messrs. Sims and Traynham already owns at least $100,000 of CBI stock.


     Because the shares of CBI Common Stock being purchased by the organizers of Florence National Bank have been offered pursuant to exemptions from registration under the federal and state securities laws, they are "restricted" securities and may not readily be resold. Such shares generally will be subject to a one year holding period, and thereafter for an additional year will be subject to certain restrictions on the number of shares that may be resold during certain periods of time and to restrictions on the manner in which such shares may be sold. During such time, resale of the shares will also be subject to availability of public information about CBI. Shares acquired pursuant to the limited offering by organizers of Florence National Bank who become directors of CBI will also be subject to additional restrictions on sale.

Market Area

     The primary market area to be served by Florence National Bank will be the County of Florence, South Carolina. Florence County is located in the northeastern part of South Carolina and is bordered on the east by Marion and Dillon Counties, on the north by Darlington County, on the west by Lee, Sumter, and Clarendon Counties, and on the south by Williamsburg County. The Organizers of Florence National Bank believe the proposed location of the bank near the intersection of Hoffmeyer Road and West Evans Street offers excellent business opportunities. The proposed location is in a busy commercial section of Florence, near the Florence Mall and adjacent to the local K-Mart, and Hoffmeyer Road provides easy access to a number of residential areas.

     The local economy of Florence County enjoys a well-balanced industrial, agricultural and manufacturing base, and the City of Florence ranks as one of the top metropolitan areas for retail sales per household in the state. In the past ten years, Florence County has experienced significant growth in new and existing industries. New industries that have located in Florence County include Roche Carolina Inc. (RCI), a subsidiary of Hoffman-LaRoche, Inc. (pharmaceutical and chemical manufacturer based in Basel, Switzerland), Nan Ya Plastics and Honda of South Carolina Mfg., a subsidiary of American Honda Motor Co. Blue Cross and Blue Shield of South Carolina and Amana Corporation have also significantly expanded their Florence County operations.


     Florence County was named by the U.S. Department of Commerce and World Trade Magazine as the fastest growing export market in the U.S. during 1995. With the County's proximity to the City of Charleston, one of the east coast's leading ports, it is becoming among the nation's export leaders. Additionally, the Economic Development Authority of South Carolina is working with the City of Florence, South Carolina Research Authority and Francis Marion University to establish a Florence Research Park adjacent to the Francis Marion University campus. This park will be part of the state research park system and will allow the County to attract research- oriented investments.

     Florence County also has good higher and technical educational resources. Florence-Darlington Technical College is a two-year, independent technical college. Through South Carolina's technical college system, new or existing industries in South Carolina can access resources to implement employee training. This system has been recognized as a model for the nation and is credited as a major asset to the state's economic development efforts by major new industries like Roche Carolina, Nan Ya Plastics and Honda.

     Francis Marion University is a four-year, comprehensive university founded in 1970. FMU offers four undergraduate degrees in twenty-seven majors in both the liberal arts and professional programs, and cooperates with other colleges and universities to offer courses leading to degrees at those institutions. A four-year program of the Reserve Officer Training Corps (ROTC) is also available at FMU.

Competition

     South Carolina law permits statewide branching by banks and savings and loan associations, and many financial institutions have branch networks. South Carolina law also permits regional interstate banking, and five of the larger commercial banks in the Florence area are affiliated with regional banking groups. Twenty-six financial institutions are represented in Florence County, including 14 banks ranging in total market area deposits from $240 million to $6.5 million, 2 savings and loan associations with market area deposits of $127 million and $3.9 million, and 10 credit unions with market area deposits ranging from $27.6 million to $207,000. (Source: Sheshunoff - The Branches of South Carolina, 1997)

     Banks generally compete with other financial institutions through the banking products and services offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. It is anticipated that Florence National Bank will encounter strong competition from most of the financial institutions in Florence National Bank's extended market area. In the conduct of certain areas of its banking business, Florence National Bank will also compete with credit unions, consumer finance companies, insurance companies, money market mutual funds and other financial institutions, some of which are not subject to the same degree of regulation and restriction imposed upon Florence National Bank. Many of these competitors have substantially greater resources and lending limits than Florence National Bank will have and offer certain services, such as international banking services and trust services, that Florence National Bank will not provide initially. Moreover, most of these competitors have numerous branch offices located throughout the extended market area, a competitive advantage that Florence National Bank will not have in the near future. Florence National Bank believes, however, that its relatively small size will permit it to offer more personalized service than many of its competitors, which may provide a competitive advantage. Florence

National Bank should also be able to compensate for its lower initial lending limits by participating larger loans with Orangeburg National Bank and other institutions.

Services to be Offered

     Florence National Bank plans to emphasize local management and commitment to the industrial and business growth of the Florence area. Florence National Bank intends to provide personalized banking services, with emphasis on knowledge of the individual financial needs and objectives of its customers and an appropriate array of services to meet those needs and objectives.

     The services offered are expected to be substantially the same as the services offered by Orangeburg National Bank and Sumter National Bank, including the full range of deposit services that are typically available in most banks and savings and loan associations, such as checking accounts, NOW accounts, and savings and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates will be tailored to the principal market area at rates competitive with those offered in the area. In addition, retirement accounts such as IRA's (Individual Retirement Accounts) will be made available. All deposit accounts will be insured by the FDIC up to the maximum amount permitted by law. Florence National Bank intends to solicit these accounts from individuals, businesses, associations and organizations, and government authorities. Although Florence National Bank intends to be competitive in its efforts to attract deposit accounts, it will not aggressively seek jumbo certificates of deposit (certificates in amounts greater than $100,000) and does not intend to accept brokered deposit accounts.

     Florence National Bank plans to offer a full range of short- and intermediate-term commercial and personal loans. Florence National Bank also plans to originate variable-rate, residential and other mortgage loans for its own account, and intends to make personal loans directly to individuals for various other purposes, including purchases of automobiles, mobile homes, boats and other recreational vehicles, home improvements, education and personal investments. Commercial loans, secured and unsecured, are expected to be made primarily to individuals and small and mid-sized businesses operating in and around Florence County. These loans are expected to be available for general operating purposes, acquisition of fixed assets, including real estate, purchases of equipment and machinery, financing of inventory and accounts receivable, and other business purposes. Although Florence National Bank plans to take a progressive and competitive approach to lending, it will stress high quality in its loans.

     Florence National Bank may participate in a regional network of automated teller machines that may be used by its customers in major cities throughout the Southeast. Florence National Bank plans to offer both VISA and MasterCard brand credit cards together with related lines of credit. The lines of credit may be used for overdraft protection as well as a pre-authorized credit for personal purchases and expenses.

     Florence National Bank also plans to provide safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts, but does not expect to provide international or trust banking services in the near future.

Data Processing

     CBI will provide computer and item processing services to Florence National Bank, as well as to Orangeburg National Bank and Sumter National Bank.
Management of CBI expects that this will result in significant cost savings to all three banks.

Asset and Liability Management

     The primary assets of Florence National Bank will consist of the loan portfolio and investment account. Efforts will be made generally to match maturities and rates of loans and the investment portfolio with those of deposits, although exact matching will not be possible. The majority of Florence

National Bank's securities investments are expected to be in marketable obligations of the United States Government, federal agencies and state and municipal governments, generally with varied maturities.

     Long-term loans are expected to be priced primarily to be interest-rate sensitive with only a small portion of Florence National Bank's portfolio of long-term loans at fixed rates. For the foreseeable future, such fixed-rate loans are not expected to have maturities longer than five years, except in exceptional cases.

     Deposit accounts will represent the majority of the liabilities of Florence National Bank. These will include transaction accounts, time deposits and certificates of deposit. Florence National Bank does not intend to aggressively seek certificates of deposit over $100,000. The maturities of most interest-sensitive accounts are expected to be six months or less.

Anticipated Growth

     Florence National Bank's initial capitalization is expected to be $4,500,000, which would support Florence National Bank assets of approximately $56 million, based on current bank regulatory guidelines. See "USE OF PROCEEDS." Florence National Bank's growth is expected to come primarily from within the Florence area through loan and deposit business generated at Florence National Bank's proposed main office located in a central business section of Florence.

Premises

     The principal offices of Florence National Bank will be located at 2009 Hoffmeyer Road in Florence, South Carolina. CBI has leased this property from an unaffiliated third party and will transfer its interest in the lease to Florence National Bank at CBI's cost. The bank building to be located on the site will be one story with approximately 7,500 square feet, similar to the buildings in which the main offices of Orangeburg National Bank and Sumter National Bank are located.

Employees

     It is anticipated that Florence National Bank will employ approximately 13 full-time employees during its first year of operations. To the greatest extent possible, Florence National Bank will employ people experienced in the banking profession, and efforts will be made to employ people who are natives of the Florence area or who are knowledgeable about the area.

The foregoing discussion of the proposed business of Florence National Bank contains forward looking statements with respect to the anticipated business operations of Florence National Bank. These forward looking statements contain certain uncertainties since Florence National Bank has not yet commenced business operations, and may not commence business operations at all if necessary regulatory approvals are not received. If Florence National Bank opens for business, actual business operations could differ from the foregoing description if management of CBI and Florence National Bank determine that different business strategies are prudent to meet the needs and demands of the Florence community.

                   BENEFICIAL OWNERSHIP OF CBI'S COMMON STOCK


     Set forth below is information as of December 31, 1997 about persons who may be considered beneficial owners of 5% or more of CBI's Common Stock.

                                         Number of Shares      % of Outstanding
Name and Address                       Beneficially Owned        Common Stock
----------------                       ------------------        ------------

Hugo S. Sims, Jr. .................         188,000(1)                6.8%
1158 Moore Road
Orangeburg, S.C. 29115

J. Otto Warren, Jr. ...............         140,899(2)                5.1%
502 Sellers Ave., SE
Orangeburg, S.C. 29115

(1) Includes 50,000 shares owned by Mr. Sims' wife as to which Mr. Sims disclaims beneficial ownership.
(2) Includes 41,091 shares owned by Mr. Warren's wife as to which Mr. Warren disclaims beneficial ownership.


                                MANAGEMENT OF CBI

     The following tables set forth information as of December 31, 1997 about the persons who currently serve as executive officers and directors of CBI. There are no family relationships among any of the directors and executive officers of CBI.

Stock Ownership of Executive Officers and Directors


     The following table sets forth information about (i) the beneficial stock ownership of executive officers and directors of CBI as of December 31, 1997; and (ii) the pro forma beneficial stock ownership of such persons after this Offering. Although some executive officers and directors may decide to purchase stock in this offering, no specific commitments to do so have been made, and such persons are not obligated to purchase stock in this offering. Because executive officers and directors of CBI and their associates already own, in the aggregate, over 35% of the outstanding CBI Common Stock, any purchases by them pursuant to this offering are expected to be minimal. Such persons may, however, subsequently decide to purchase more shares in this offering.


                                                              December 31, 1997
                                                                  Actual                                   Pro Forma
                                                      ------------------------------      ------------------------------------------

                                                                                                            % of
                                                                                                           Common          % of
                                                                                                            Stock         Common
                                                       Number of            % of           Number of      Ownership        Stock
                                                         Shares            Common           Shares        if 49,650    Ownership if
                                Position              Beneficially          Stock        Beneficially      Shares     349,650 Shares
Name                             in CBI                  Owned            Ownership          Owned        Sold(12)        Sold(13)
----                             ------                  -----            ---------          -----        ---------      -----------

E. J. Ayers, Jr                  Director               77,600(1)             2.8             77,600          2.8             2.5

Alvis J. Bynum                   Director               30,157(2)             1.1             30,157          1.1             1.0

Martha Rose C. Carson            Director               55,400                2.0             55,400          2.0             1.8

Anna O. Dantzler                 Director               85,000                3.1             85,000          3.0             2.7

J. M. Guthrie               Director; Chairman         126,164(3)             4.6            126,164          4.5             4.0
                           Executive Committee

Phil P. Leventis                 Director               35,098(4)             1.3             35,098          1.2             1.1

William H. Nock                  Director               47,740(5)             1.7             47,740          1.7             1.5

Samuel F. Reid, Jr               Director               41,384(6)             1.5             41,384          1.5             1.3

Hugo S. Sims, Jr            Chairman and Chief         188,000(7)             6.8            188,000          6.7             6.0
                            Executive Officer

William W. Traynham        Director and President       48,498(8)             1.8             48,498          1.7             1.6

J. Otto Warren, Jr               Director              140,899(9)             5.1            140,899          5.0             4.5

Michael A. Wolfe                 Director               46,928(10)            1.7             46,928          1.7             1.5

Russell S. Wolfe, II             Director               59,460(11)            2.2             59,460          2.1             1.9

All executive officers and                             982,328               35.7            982,328        35.00            31.4
directors as a group (10 persons)

(1) Includes 1,200 shares owned by Nancy R. Ayers, Mr. Ayers' wife; 2,600 shares owned by an IRA for the benefit of Nancy R. Ayers; and 2,600 shares held by Mr. Ayers in an IRA.
(2) Includes 5,504 shares owned by Marjorie F. Bynum, Mr. Bynum's wife; and 9,000 shares held by Mr. Bynum as trustee for his grandnephews.
(3)  Includes 451 shares owned by Lou D. Guthrie, Mr. Guthrie's wife.
(4) Includes 2,700 shares held by Ellen L. Leventis, Mr. Leventis' wife; 20,000 shares owned by the Dixie Beverage Co. of Sumter Profit Sharing Plan; and 10,000 shares owned by LPT Enterprises, a limited partnership.
(5) Includes 1,218 shares owned by the Nock Family Trust; 263 shares owned by an IRA for the benefit of Linda H. Nock, Mr. Nock's wife; 35,519 shares held by J. C. Bradford & Co., for benefit of Mr. Nock; 2,537 shares held by Alex Brown & Son; and 8,000 shares subject to qualified stock options that become exercisable in April 1998.
(6) Includes 13,384 shares held by Mr. Reid as trustee for his minor children; and 16,000 shares owned by Rosa G. Reid, Mr. Reid's wife.
(7) Includes 50,000 shares owned by Virginia B. Sims, Mr. Sims' wife; and 8,000 shares subject to qualified stock options that become exercisable in April 1998.
(8) Includes 18,471 shares owned jointly with Margaret S. Traynham, Mr. Traynham's wife; 1,826 shares owned jointly with minor children; 20,000 shares subject to currently exercisable nonqualified stock options; and 8,000 shares subject to qualified stock options that become exercisable in April 1998.

(9)  Includes 41,091 shares owned by Mildred J. Warren, Mr. Warren's wife.
(10) Includes 1,928 shares owned by Joye McGrady Wolfe as custodian for minor children; 20,000 shares subject to currently exercisable nonqualified stock options; and 8,000 shares subject to qualified stock options that become exercisable in April 1998.
(11) Includes 5,075 shares owned by Mary F. Wolfe, Mr. Wolfe's wife.
(12) Assumes that only the 49,650 shares purchased by the organizers of Florence National Bank are sold.
(13) Assumes that all shares offered hereby are sold in addition to the 49,650 shares purchased by the organizers of Florence National Bank.



Business Experience of Executive Officers and Directors for the Past Five Years

     The table below sets forth the age, business experience for the past five years, and term in office for each of the directors and executive officers of CBI. With the exception of Messrs. Bynum, Leventis and Nock, each of the directors of CBI is also a director of Orangeburg National Bank. Messrs. Bynum, Leventis and Nock are also directors of Sumter National Bank.


                                        Director          Term                     Business experience
Name, Address (and age)                 Since(1)         Expires                 during the past 5 years
-----------------------                 --------         -------                 -----------------------

E. J. Ayers, Jr. (65)                    1987              2000         President, C. M. Dukes Oil Co., oil distributor
Orangeburg, S.C.                                                        and auto parts supplier; farmer

Alvis J. Bynum (60)                      1996              2000         President, Cities Supply Co., waterwork supplies
Sumter, S.C.                                                            distributor

Martha Rose C. Carson (62)               1987              1999         President, Marty Rae, Inc., apparel and
Orangeburg, S.C.                                                        furniture retailers

Anna O. Dantzler (58)                    1994              1998         Retired since 1989; former customer service
Orangeburg, S.C.                                                        representative for Orangeburg National Bank

J. M. Guthrie (70)                       1987              1999         President, Superior Motors, Inc., car dealership; Chairman
Orangeburg, S.C.                                                        of the Board of Directors of Orangeburg National Bank

William H. Nock (52)                     1996              1998         President and Chief Executive Officer, Sumter
Sumter, S.C.                                                            National Bank since June 1996; Senior Vice
                                                                        President, Finance, Carolina First Bank, April 1995 -
                                                                        July 1995; President and Chief Executive Officer,
                                                                        Aiken County National Bank, 1992 - April 1995

Phil P. Leventis (53)                    1996              1999         President and Chief Executive Officer, Dixie
Sumter, S.C.                                                            Beverage Company, wholesale beer distributor;
                                                                        member of the South Carolina State Senate; Chairman
                                                                        of the Board of Directors of Sumter National Bank
                                                                        since June 1996

Samuel F. Reid, Jr. (48)                 1994              1998         Attorney, Horger, Barnwell & Reid
Orangeburg, S.C.

Hugo S. Sims, Jr. (76)                   1987              2000         Chairman of the Board of Directors and
                                                                        Chief Executive Officer of CBI


                                       21



William W. Traynham (42)                 1992              1998         President of CBI
Orangeburg, S.C.

J. Otto Warren, Jr. (70)                 1987              2000         President, Warren and Griffin Lumber Co., Inc.
Orangeburg, S.C.                                                        and Home Builder's Supply Co., Inc., builders'
                                                                        supply and lumber manufacturer

Michael A. Wolfe (40)                    1992              1999         President and Chief Executive Officer of Orangeburg
Orangeburg, S.C.                                                        National Bank

Russell S. Wolfe, II (79)                1987              1999         Secretary, Lenaire F. Wolfe Co., heating and air
Orangeburg, S.C.                                                        conditioning; former Chairman of the Board of Directors of
                                                                        Orangeburg National Bank

------------------------------------------------------


(1) Includes service as Director of Orangeburg National Bank prior to formation of CBI in 1992.

Election of Florence National Bank Organizers to the CBI Board of Directors

     Upon completion of the organization of Florence National Bank, CBI plans to elect Messrs. Williams and Nance and one other organizer (to be designated by the organizers) to the Board of Directors of CBI. Such persons areexpected to be elected by the CBI Board to serve until the first annual meeting of shareholders of CBI following completion of organization of Florence National Bank, at which annual meeting such persons are expected to be nominated for reelection by the shareholders of CBI.

                         DESCRIPTION OF CBI COMMON STOCK

     CBI is a South Carolina corporation which was organized to become the holding company for Orangeburg National Bank. As such, the rights of shareholders and other matters relating to the stock of CBI are controlled by South Carolina law.

     Capitalization. CBI is authorized to issue 12,000,000 shares of common stock (no par value). The common stock has unlimited voting rights and is entitled to receive the net assets of CBI upon dissolution.

     Dividends. Subject to certain state and federal law and federal regulatory restrictions, payment of dividends on the common stock is solely at the discretion of the Board of Directors. See "SUPERVISION AND REGULATION -- Payment of Dividends."

     Voting Rights. In general, each holder of CBI common stock is entitled to one vote per share and to the same and identical voting rights as other holders of CBI common stock. In the election of directors, each shareholder has the right to vote the number of shares owned by him on the record date for as many persons as there are directors to be elected. Cumulative voting is not permitted. Absence of cumulative voting makes it more difficult to effect a change in the board of directors.

     Mergers, Consolidations, Exchanges, Sales of Assets or Dissolution. CBI's Articles of Incorporation (the "Articles") provide that with respect to any plan of merger, consolidation or exchange or any plan for the sale of all, or substantially all, the property and assets, with or without the good will, of CBI or any resolution to dissolve CBI, which plan or resolution shall not have been adopted by the affirmative vote of at least two thirds of the full board of directors, such plan or resolution must be approved by the affirmative vote of holders of 80% of the outstanding shares of CBI. If at least two-thirds of the full board of directors approve any such plan or resolution, the plan or resolution need only be approved by the affirmative vote of holders of two-thirds of the outstanding shares of CBI. Consequently, unless two-thirds of the directors favor such a plan or resolution, it may be very difficult to effect any such transaction.

     Classified Board of Directors. The Articles provide that there shall be not less than nine nor more than 24 directors who shall be divided into three classes, each class to be as nearly equal in number as possible. At each annual shareholders' meeting, directors constituting approximately one-third of the members of the Board of Directors are chosen for terms of three years to succeed those directors whose terms expire. Existence of a classified board makes it more difficult to effect a change in control because it would normally require at least two elections to gain a majority representation on the board, and three elections to change the entire board.

     Nomination of Directors. The Articles provide that no person shall be eligible to be elected a director of CBI at a meeting of shareholders unless that person has been nominated by a shareholder entitled to vote at such meeting by giving written notice of such nomination to the secretary of the Corporation at least thirty days prior to the date of the meeting.

     Removal of Directors. The Articles provide that an affirmative vote of 80% of the outstanding shares of CBI shall be required to remove any or all of the directors without cause.

     Duty of Directors. The Articles provide that when evaluating any proposed plan of merger, consolidation, exchange or sale of all, or substantially all, of the assets of CBI, the board of directors shall consider the interests of the employees of CBI and the community or communities in which CBI and its subsidiaries, if any, do business in addition to the interests of CBI's shareholders. Absent this provision, under existing common law, directors would be required to give paramount consideration with respect to such matters to the best interests of shareholders.

     Preemptive Rights. Shareholders of CBI do not have preemptive rights with respect to the issuance of additional shares, options or rights of any class of CBI stock. As a result, the directors may sell additional authorized shares of CBI common stock without first offering them to existing shareholders and giving them the opportunity to purchase sufficient additional shares to prevent dilution of their ownership interests.

     Amendment to Articles of Incorporation. Unless such amendment shall have been approved by the affirmative vote of at least two thirds of the full board of directors, no amendment to the Articles which amends, alters, repeals or is inconsistent with any of provisions of the Articles described in the six paragraphs above or the provisions relating to no cumulative voting above, shall be effective unless it is approved by the affirmative vote of 80% of the outstanding shares of CBI. If two thirds of the full board of directors approve such an amendment, the amendment need only be approved by holders of two thirds of the outstanding shares of CBI.

     Assessment. All shares of Common Stock, upon issuance and receipt of the consideration for their issuance, will be fully paid and nonassessable.

     Conversion; Redemption; Sinking Fund. None of the CBI shares issued or proposed to be issued pursuant to this offering is convertible, has any redemption rights or is entitled to any sinking fund.

     Quorum. One-third of the shares entitled to vote constitutes a quorum at any meeting of shareholders.

Statutory Matters.

     Business Combination Statute. The South Carolina business combinations statute provides that a 10% or greater shareholder of a resident domestic corporation cannot engage in a "business combination" (as defined in the statute) with such corporation for a period of two years following the date on which the 10% shareholder became such, unless the business combination or the acquisition of shares is approved by a majority of the disinterested members of such corporation's board of directors before the 10% shareholder's share acquisition date. This statute further provides that at no time (even after the two-year period subsequent to such share acquisition date) may the 10% shareholder engage in a business combination with the relevant corporation unless certain approvals of the board of directors or disinterested shareholders are obtained or unless the consideration given in the combination meets certain minimum standards set forth in the statute. The law is very broad in its scope and is designed to inhibit unfriendly acquisitions but it does not apply to corporations whose articles of incorporation contain a provision electing not to be covered by the law. CBI's articles of incorporation do not contain such a provision. An amendment of the articles of incorporation to that effect will, however, permit a business combination with an interested shareholder even though that status was obtained prior to the amendment.

     Control Share Acquisitions. The South Carolina corporations law also contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a South Carolina corporation who crosses one of three voting thresholds (20%, 331/3% or 50%) from obtaining voting rights with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

     The legislation provides that, if authorized by the articles of incorporation or bylaws prior to the occurrence of a control share acquisition, the corporation may redeem the control shares for their fair value if the acquiring person has not complied with certain procedural requirements (including the filing of an "acquiring person statement" with the corporation within 60 days after the control share acquisition) or if the control shares are not accorded full voting rights by the shareholders. CBI is not authorized by its articles or bylaws to redeem control shares pursuant to such legislation.

     Indemnification of Directors and Officers. Under South Carolina law, a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that their conduct was lawful and in the corporate interest (or not opposed thereto) set forth by statute. A corporation may also provide insurance for directors and officers against liability arising out of their positions even though the insurance coverage is broader than the power of the corporation to indemnify. Unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding. CBI's articles of incorporation do not limit such indemnification.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

General. Taken together, the foregoing provisions of the Articles of Incorporation and South Carolina law favor maintenance of the status quo and may make it more difficult to change current management, and may impede a change of control of CBI even if desired by a majority of its shareholders.

                           SUPERVISION AND REGULATION

     Bank holding companies and banks are extensively regulated under federal and state law. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to such statutes and regulations. Any change in applicable law or regulation may have a material effect on the business of CBI and the Banks.

Regulation of Bank Holding Companies

General

     As a bank holding company registered under the Bank Holding Company Act ("BHCA"), CBI is subject to the regulations of the Federal Reserve. Under the BHCA, CBI's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity which the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits CBI from acquiring direct or indirect control of more than 5% of the outstanding voting stock or substantially all of the assets of any bank or from merging or consolidating with another bank holding company without prior approval of the Federal Reserve. The BHCA also prohibits CBI from acquiring control of any bank operating outside the State of South Carolina unless such action is specifically authorized by the statutes of the state where the Bank to be acquired is located.

     Additionally, the BHCA prohibits CBI from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a non-banking business unless such business is determined by the Federal Reserve to be so closely related to banking as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such non-banking related activities.

     CBI is also registered under the bank holding company laws of South Carolina. Accordingly, CBI is subject to regulation and supervision by the State Board.

     A registered South Carolina bank holding company must provide the State Board with information with respect to the financial condition, operations, management and inter-company relationships of the holding company andits subsidiaries. The State Board also may require such other information as is necessary to keep itself informed about whether the provisions of South Carolina law and the regulations and orders issued thereunder by the State Board have been complied with, and the State Board may examine any bank holding company and its subsidiaries.

     Under the South Carolina Bank Holding Company Act (the "SCBHCA"), it is unlawful without the prior approval of the State Board for any South Carolina bank holding company (i) to acquire direct or indirect ownership or control of more than 5% of the voting shares of any bank or any other bank holding company,
(ii) to acquire all or substantially all of the assets of a bank or any other bank holding company, or (iii) to merge or consolidate with any other bank holding company.

Obligations of Holding Company to its Subsidiary Banks

     Under the policy of the Federal Reserve, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. Under the Federal Deposit Insurance Corporation Improvement Act of 1991 ("1991 Banking Law"), to avoid receivership of its insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" with the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of (i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount which is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan. Under the BHCA, the Federal Reserve has the authority to require a bank holding company to terminate any activity or to relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness and stability of any bank subsidiary of the Bank holding company.

     In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act, as amended ("FDIA"), require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund ("SAIF") or the Bank Insurance Fund ("BIF") of the FDIC as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

     The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of the Bank.

     Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

     Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the Bank's shareholders', pro rata, and to the extent necessary, if any such assessment is not paid by any shareholder after three months notice, to sell the stock of such shareholder to make good the deficiency.

Capital Adequacy Guidelines for Bank Holding Companies and National Banks

     The Federal Reserve has adopted capital adequacy guidelines for holding companies and banks that are members of the Federal Reserve System subject to its regulation. For bank holding companies with less than $150 million in consolidated assets, such as CBI, the guidelines are applied on a bank-only basis.

     Under the guidelines, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) is 8%. At least half of the total capital is required to be "Tier 1 capital," principally consisting of common shareholders' equity, noncumulative perpetual preferred stock, and a limited amount of cumulative perpetual preferred stock, less certain goodwill items. The remainder ("Tier 2 capital") may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital guidelines, the Federal Reserve has adopted a minimum level for the ratio of Tier 1 capital to average total assets (the "Tier 1 Leverage Ratio"), under which a bank holding company must maintain a minimum level of Tier 1 capital to average total consolidated assets of at least 3% in the case of a bank holding company which has the highest regulatory examination rating and is not contemplating significant growth or expansion. All other bank holding companies are expected to maintain a Tier 1 Leverage Ratio of at least 1% to 2% above the stated minimum. The Federal Reserve's guidelines also require bank holding companies to maintain minimum ratios of primary capital to total assets and total capital to total assets of 5.5% and 6.0 percent, respectively. Primary capital is defined as common stock, perpetual preferred stock, surplus, undivided profits, contingency and other capital reserves, mandatory convertible debt, allowance for possible loan and lease losses, minority interests in equity of consolidated subsidiaries and perpetual debt instruments, all subject to various limitations.

     The table below summarizes CBI's capital position at December 31, 1996 and at September 30, 1997.

                                                  September 30, 1997              December 31, 1996
                                                  ------------------              -----------------

     Tier 1 capital to total assets                       11.31%                         11.5%
     Tier 1 capital to risk weighted assets               14.17%                         17.5%
     Total capital to risk weighted assets                15.41%                         18.7%

     Orangeburg National Bank and Sumter National Bank are, and Florence National Bank will be, subject to similar capital requirements adopted by the OCC. At September 30, 1997, Orangeburg National Bank had a Tier 1 Leverage Ratio of 7.47% and Sumter National Bank had a Tier 1 Leverage Ratio of 10.66%.

     Failure to meet capital guidelines could subject the Banks to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and a prohibition on the taking of brokered deposits.

     Bank regulators continue to indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. However, the management of CBI is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

Recent Regulations and Proposals Relating to Capital Adequacy

     The 1991 Banking Law required each federal banking agency, including the Federal Reserve, to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risks of non-traditional activities, as well as reflect the actual performance and expected risk of loss on multi-family mortgages. The Federal Reserve, the FDIC and the OCC have issued a joint rule amending the capital standards to specify that the banking agencies will include in their evaluations of a bank's capital adequacy an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates. The agencies have also issued a joint policy statement that provides bankers guidance on sound practices for managing interest rate risk. The policy statement identifies the key elements of sound interest rate risk management and describes prudent principles and practices for each element, emphasizing the importance of adequate oversight by a bank's board of directors and senior management and of a comprehensive risk management process. The policy statement also outlines the critical factors that will affect the agencies' evaluation of a bank's interest rate risk when making a determination of capital adequacy. In adopting the policy statement, the agencies have asserted their intention to continue to place significant emphasis on the level of a bank's interest rate risk exposure and the quality of its risk management process when evaluating a bank's capital adequacy.

     The Federal Reserve, the FDIC, the Office of the Comptroller of the Currency and the Office of Thrift Supervision have also issued joint rules amending the risk-based capital guidelines to take into account concentration ofcredit risk and the risk of non-traditional activities, and to incorporate a measure for exposure to market risk. The rule relating to concentration of credit risk and risk of non-traditional activities amends each agency's risk-based capital standards by explicitly identifying concentration of credit risk and the risk arising from activities that have not customarily been part of the banking business but have been conducted as a result of developing technology and changes in financial markets, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The rule relating to market risk amends each agency's risk-based-capital standards to incorporate measures for market risk to cover all positions located in a banking institution's trading account, foreign exchange and commodity positions. The effect of the market risk rules is that any bank or bank holding company regulated by the Federal Reserve, the FDIC or the Office of the Comptroller of the Currency that has significant exposure to market risk must measure that risk using its own internal value-at-risk model and also hold a commensurate amount of capital. "Market risk" means the risk of loss resulting from movements in market prices. "Value-at-risk" is an estimate of potential changes in portfolio value based on a statistical confidence interval of changes in market prices that occur during some time intervals. The effective date of the market risk rules is January 1, 1997, and compliance with the rules was mandatory January 1, 1998.

     CBI is still assessing the impact these rules and proposed policy statement would have on the capital requirements of the Banks or CBI, but does not expect the impact to be material.

Payment of Dividends

     CBI is a legal entity separate and distinct from the Banks. Most of the revenues of CBI are expected to result from dividends paid to CBI by the Banks. There are statutory and regulatory requirements applicable to the payment of dividends by subsidiary banks as well as by CBI to its shareholders.

     Each national banking association is required by federal law to obtain the prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers tosurplus. In addition, national banks can only pay dividends to the extent that retained net profits (including the portion transferred to surplus) exceed bad debts (as defined by regulation). In 1990, the OCC issued a regulation that redefines certain of the terms and methods of calculation used in these two dividend restrictions. The rule, among other things, changed the methodology of calculating net profits to be more consistent with GAAP with the result that provisions for possible credit losses cannot be added back to net income and charge-offs cannot be deducted from net income in calculating the level of net profits available for the payment of dividends. The regulation has not thus far had a material effect on the ability of Orangeburg National Bank to pay dividends to CBI.

     The payment of dividends by CBI and the Banks may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Banks, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Certain Transactions by CBI with its Affiliates

     There are various legal restrictions on the extent to which bank holding companies and their nonbank subsidiaries can borrow or otherwise obtain credit from their bank subsidiaries. An insured bank and its subsidiaries are limited in engaging in "covered transactions" with their nonbank affiliates to the following amounts: (i) in the case of any such affiliate, the aggregate amount of covered transactions of the insured bank and its subsidiaries will notexceed 10% of the capital stock and surplus of the insured bank and (ii) in the case of all affiliates, the aggregate amount of covered transactions of the insured bank and its subsidiaries will not exceed 20% of the capital stock and surplus of the bank. "Covered transactions" are defined by statute to include a loan or extension of credit, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve), the acceptance of securities issued by the affiliate as collateral for a loan and the issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Further, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services.

FDIC Insurance Assessments

     Because Orangeburg National Bank's and Sumter National Bank's deposits are, and Florence National Bank's deposits will be, insured by the BIF, the Banks are subject to insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by BIF-insured institutions is as specified in a schedule issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designated to increase the FDIC insurance funds' reserve ratios to 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute) in 15 years. Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United States Department of the Treasury ("Treasury Department"). The FDIC has implemented a risk-based assessment schedule, imposing assessments ranging from 0.00% to 0.27% of an institution's average assessment base. The actual assessment to be paid by each BIF member is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of the 1991 Banking Law (see "---Other Safety and Soundness Regulations"), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns.

     The FDIC may increase or decrease the new assessment rates semiannually up to a maximum increase or decrease of 5 basis points, as deemed necessary to maintain the BIF reserve ratio at $1.25 per $100 of insured deposits.

     On May 20, 1997, the FDIC voted to collect on behalf of the Financing Corporation ("FICO") assessments sufficient to meet the funding requirements of the FICO for the remainder of 1997. The FICO rate on BIF-assessable deposits will be 1.26 basis points, on an annual basis, and the rate on SAIF-assessable deposits will be 6.30 basis points.

     The Deposit Insurance Funds Act of 1996 (the "Funds Act") authorized the FICO to levy assessments on BIF- and SAIF-assessable deposits, and stipulated that the BIF rate must equal one-fifth the SAIF rate through year- end 1999, or until the insurance funds are merged, whichever occurs first. Thereafter, BIF and SAIF payers will be assessed pro rata for FICO. The BIF rate of 1.26 basis points and the SAIF rate of 6.30 basis points are based on deposit balances as of March 31, 1997, taken from insured institutions' Call Reports and Thrift Financial Reports. The FICO assessment will continue to be adjusted quarterly to reflect changes in the assessment bases of the respective funds based on quarterly Call Report and Thrift Financial Report submissions.

Regulation of the Banks

     Orangeburg National Bank and Sumter National Bank are, and Florence National Bank will be, also subject to examination by the OCC bank examiners. In addition, Orangeburg National Bank and Sumter National Bank are, and Florence National Bank will be, subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and laws relating to branch banking. Orangeburg National Bank's and Sumter National Bank's loan operations also are, and Florence National Bank's loan operations will be, subject to certain federal consumer credit laws and regulations promulgated thereunder, including, but not limited to: the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers; the Home Mortgage Disclosure Act, requiring financial institutions to provide certain information concerning their mortgage lending; the Equal Credit Opportunity Act and the Fair Housing Act, prohibiting discrimination on the basis of certain prohibited factors in extending credit; the Fair Credit Reporting Act, governing the use and provision of information to credit reporting agencies; the Bank Secrecy Act, dealing with, among other things, the reporting of certain currency transactions; and the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies. The deposit operations of Orangeburg National Bank and Sumter National Bank also are, and the deposit operations of Florence National Bank will be, subject to the Truth in Savings Act, requiring certain disclosures about rates paid on savings accounts; the Expedited Funds Availability Act, which deals with disclosure of the availability of funds deposited in accounts and the collection and return of checks by banks; the Right to Financial Privacy Act, which imposes a duty to maintain certain confidentiality of consumer financial records and the Electronic Funds Transfer Act and regulations promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

     Orangeburg National Bank and Sumter National Bank are also, and Florence National Bank will be, subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA imposes on financial institutions an affirmative and ongoing obligation to meet the credit needs of their local communities, including low- and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs are evaluated as part of the examination process, and also are considered in evaluating mergers, acquisitions and applications to open a branch or facility.

     The federal banking agencies, including the OCC, have recently issued a joint rule that changes the method of evaluating an institution's CRA performance. The new rule evaluates institutions based on their actual performance (rather than efforts) in meeting community credit needs. Subject to certain exceptions, the OCC assesses the CRA performance of a bank by applying lending, investment and service tests. The lending test evaluates a bank's record of helping to meet the credit needs of its assessment area through its lending activities by considering a bank's home mortgage, small business, small farm, community development, and consumer lending. The investment test evaluates a bank's record of helping to meet the credit needs of its assessment area through qualified investments that benefit its assessment area or a broader statewide or regional area that includes the bank's assessment area. The service test evaluates a bank's record of helping to meet the credit needs of its assessment area by analyzing both the availability and effectiveness of a bank's systems for delivering retail banking services and the extent and innovativeness of its community development services. The OCC assigns a rating to a bank of "outstanding," satisfactory," "needs to improve," or "substantial noncompliance" based on the bank's performance under the lending, investment and service tests. To evaluate compliance with the tests, subject to certain exceptions, banks will be required to collect and report to the OCC extensive demographic and loan data.

     For banks with total assets of less than $250 million that are affiliates of a holding company with banking and thrift assets of less than $1 billion, such as the Banks and CBI, the OCC evaluates the bank's record of helping to meet the credit needs of its assessment area pursuant to the following criteria:
(1) the bank's loan-to-deposit ratio, adjusted for seasonal variation and, as appropriate, other lending-related activities, such as loan originations for sale to the secondary markets, community development loans, or qualified investments; (2) the percentage of loans and, as appropriate, other lending-related activities located in the bank's assessment area; (3) the bank's record of lending to and, as appropriate, engaging in other lending-related activities for borrowers of different income levels and businesses and farms of different sizes; (4) the geographic distribution of the bank's loans; and (5) the bank's record of taking action, if warranted, in response to written complaints about its performance in helping to meet credit needs in its assessment area. Small banks may also elect to be assessed under the generally applicable standards of the rule, but to do so a small bank must collect and report extensive data.

     A bank may also submit a strategic plan to the OCC and be evaluated on its performance under the plan.

Other Safety and Soundness Regulations

     Prompt Corrective Action. The federal banking agencies have broad powers under current federal law to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Under uniform regulations defining such capital levels issued by each of the federal banking agencies, a bank is considered "well capitalized" if it has (i) a total risk- based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater and (iv) is not subject to any order or written directive to meet and maintain a specific capital level.

An "adequately capitalized" bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank that has a composite CAMEL rating of 1 and is not experiencing or anticipating significant growth). A bank is considered (A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8%, or (ii) a Tier 2 risk-based capital ratio of less that 4%, and (iii) a leverage ratio of less than 4% (or 3% in the case of a bank that has a composite CAMEL rating of 1 and is not experiencing or anticipating significant growth);
(B) "significantly undercapitalized" if the bank has (i) a total risk-based capital ratio of less than 6%, or (ii) a Tier 1 risk-based capital ratio of less than 3%; or (iii) a leverage ratio of less than 3%; and (C) "critically undercapitalized" if the bank has a ratio of tangible equity to total assets equal to or less than 2%.

     A bank that is "undercapitalized" becomes subject to provisions of the FDIA restricting payment of capital distributions and management fees; requiring OCC to monitor the condition of the bank; requiring submission by the bank of a capital restoration plan; restricting the growth of the bank's assets and requiring prior approval of certain expansion proposals. A bank that is "significantly undercapitalized" is also subject to restrictions on compensation paid to senior management of the bank, and a bank that is "critically undercapitalized" is further subject to restrictions on the activities of the bank and restrictions on payments of subordinated debt of the bank. The purpose of these provisions is to require banks with less than adequate capital to act quickly to restore their capital and to have the OCC move promptly to take over banks that are unwilling or unable to take such steps.

     Brokered Deposits. Under current FDIC regulations, "well capitalized" banks may accept brokered deposits without restriction, "adequately capitalized" banks may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of rates), while "undercapitalized" banks may not accept brokered deposits. The regulations provide that the definitions of "well capitalized", "adequately capitalized" and "undercapitalized" are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of the 1991 Banking Law (described in the previous paragraph). CBI does not believe that these regulations will have a material adverse effect on its operations.

     Operational and Managerial Standards. The 1991 Banking Law also required each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions and depository institution holding companies, including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). On September 23, 1994, the Riegle Community Development and Regulatory Improvement Act of 1994 amended the 1991 Banking Law to authorize the agencies to establish safety and soundness standards by regulation or by guideline. Accordingly, the federal banking agencies have issued Interagency Guidelines Establishing Standards for Safety and Soundness, which set forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. The Guidelines also prohibit payment of excessive compensation as an unsafe and unsound practice. Compensation is defined as excessive if it is unreasonable or disproportionate to the services actually performed. The Guidelines contemplate that each federal agency will determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan. Management does not expect the Guidelines to materially change current operations of the Banks.

Interstate Banking

     In July 1994, South Carolina enacted legislation which effectively provides that, after June 30, 1996, out-of-state bank holding companies (including bank holding companies in the Southern Region, as defined under the statute) may acquire other banks or bank holding companies having offices in South Carolina upon the approval of the South Carolina State Board of Financial Institutions and assuming compliance with certain other conditions, including that the effect of the transaction not lessen competition and that the laws of the state in which the out-of-state bank holding company filing the applications has its principal place of business permit South Carolina bank holding companies to acquire banks and bank holding companies in that state. Although such legislation has increased takeover activity in South Carolina, CBI does not believe that such legislation has had, or will have a material impact on its competitive position. However, no assurance of such fact may be given.


     The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 has increased the ability of bank holding companies and banks to operate across state lines. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the former restrictions on interstate acquisitions of banks by bank holding companies have been repealed such that CBI and any other bank holding company located in South Carolina would be able to acquire a bank located in any other state, and a bank holding company located outside South Carolina can acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state elects beforehand either (i) to accelerate the effective date or (ii) to prohibit out-of-state banks from operating interstate branches within its territory, on or after June 1, 1997, adequately capitalized and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. South Carolina law was amended, effective July 1, 1996, to permit such interstate branching but not de novo branching by an out-of-state bank. CBI believes that this legislation will result in additional acquisitions of South Carolina financial institutions by out-of-state financial institutions. However, CBI does not presently anticipate that such legislation will have a material impact on its operations or future plans.


Legislative Proposals

     The Treasury Department has issued a proposal to consolidate the federal bank regulatory agencies. Under this proposal, most of the supervisory and regulatory oversight authority of the FDIC, the OCC, the OTS and the Federal Reserve would be transferred to a new independent federal banking agency. The FDIC would continue to have oversight over the deposit insurance funds and the Federal Reserve would continue to carry out monetary and fiscal policy, discount window operations and payments system functions. The Treasury Department is expected to seekto introduce a bill in Congress providing for such consolidation in the near future. However, the plan already is opposed by the Federal Reserve, which has proposed a competing consolidation plan that would preserve its regulatory oversight authority. Due to the preliminary nature of the proposal and opposition by industry groups and others, CBI cannot determine at this time the effect of any regulatory consolidation.

     Other proposed legislation which could significantly affect the business of banking has been introduced or may be introduced in Congress from time to time. CBI cannot predict the future course of such legislative proposals or their impact on CBI should they be adopted.

Fiscal and Monetary Policy

     Banking is a business which depends to a large extent on interest rate differentials. In general, the difference between the interest paid by a bank on its deposits and its other borrowings, and the interest received by a bank on its loans and securities holdings, constitutes the major portion of a bank's earnings. Thus, the earnings and growth of CBI are subject to the influence of economic conditions generally, both domestic and foreign, and also to the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve. The Federal Reserve regulates the supply of money through various means, including open-market dealings in United States government securities, the discount rate at which banks may borrow from the Federal Reserve, and the reserve requirements on deposits. The nature and timing of any changes in such policies and their impact on CBI cannot be predicted.

                                  LEGAL MATTERS

     Certain matters relating to this offering of Common Stock have been passed on for CBI by Sinkler & Boyd, P.A., Columbia, South Carolina, special counsel to CBI.

                           FINANCIAL STATEMENTS OF CBI

     The audited Financial Statements of CBI on pages 39 through 67 of the 1996 10-KSB, and the unaudited interim Financial Statements on pages 3 through 7 of the Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997, are incorporated herein by reference.

                                     EXPERTS

     The consolidated balance sheets of CBI as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996, included in CBI's Annual Report on Form 10-KSB for the year ended December 31, 1996, have been audited by J.W. Hunt and Company, LLP, independent public accountants, as indicated in their report with respect thereto, dated January 31, 1997, and are incorporated by reference herein in reliance upon the authority of J.W. Hunt and Company, LLP, as experts in accounting and auditing.

                                   APPENDIX A
                        ANNUAL REPORT TO SHAREHOLDERS AND
                          ANNUAL REPORT ON FORM 10-KSB
                               FOR THE YEAR ENDED
                                DECEMBER 31, 1996

                                  [FRONT COVER]

[LOGO - Oval with                                 [LOGO - Silhouette of
 uneven diagonal                                   of Iris flower in    Sumter
 Stripes]                                          a rectangle]         National
                                                                        Bank
    Orangeburg
   National Bank


[LOGO - Square with                     Community
 rounded corners containing             Bankshares Inc.
 a broad striped field                  A South Carolina Bank Holding Company
 with a silhouette of the
 State of South Carolina]




                                 ANNUAL REPORT
                              TO THE SHAREHOLDERS



                      for the year ended December 31, 1996

                COMMUNITY BANKSHARES, INC. CORPORATE INFORMATION


Main corporate office                   791 Broughton St.
                                        Orangeburg National Bank building
                                        Orangeburg, SC 29115

                                        mailing address:
                                        PO Box 2086
                                        Orangeburg, S.C 29116-2086

                                        Phone (803) 535-1060
                                        Fax (803) 535-1065
                                        E-mail CmntyBkshr@aol.com

Orangeburg National Bank                mailing address
                                        PO Box 2166
                                        Orangeburg, SC 29116-2166

                                        main office
                                        1820 Columbia Road
                                        Orangeburg, SC 29115

                                        Phone (803) 533-3400
                                        Fax (803) 534-0982

Sumter National Bank                    mailing address
                                        PO Drawer 1629
                                        Sumter, SC 29151-1629

                                        main office
                                        683 Bultman Drive
                                        Sumter, SC 29150

                                        Phone (803) 775-7701
                                        Fax (803) 775-7811

Annual Meeting                          The  annual  meeting  will be
                                        held on April 29, 1997,  at 3:00 PM at
                                        the main  office for  Sumter  National
                                        Bank.

Annual Report and Form                  The Corporation is presenting an inte-
10-KSB Combined                         grated report that combines information
                                        required to be filed with the Securities
                                        and Exchange Commission and information
                                        that is  required  to   be presented to
                                        shareholders.

Stock Information                       The  common  stock of the
                                        Corporation  is listed on the American
                                        Stock Exchange under the ticker symbol
                                        SCB.

Stock Registrar,                        Registrar and Transfer Company
Transfer Agent,                         10 Commerce Drive
Dividend Disbursing Agent,              Cranford, NJ 07016-3572
and Dividend Reinvestment
Plan Administrator                      (800) 368-5948

Table of Contents                       Financial Highlights, page 3

                                        Directors and Officers, page 6

                                        Letter to the Shareholders, page 9

                                        Market for Corporation's   Common  Stock
                                        and Related Security Holder Matters,
                                        page 12

                                        Management's Discussion and Analysis,
                                        page 13

                                        Report of Independent Accountants,
                                        page 39

                                        Financial Statements, page 40

                                        Form 10-KSB, page 68


Financial Highlights for Community Bankshares, Inc.

          The following is a summary of the consolidated financial position and results of operations of the Corporation for the years ended December 31, 1992, through December 31, 1996.

                           Community Bankshares, Inc.
                       Consolidated Financial Highlights


For the year ended December 31,                          1996          1995           1994          1993          1992
-------------------------------                          ----          ----           ----          ----          ----
               Financial Condition                         (All amounts in thousands of dollars, except per share data.)
Investment securities ..........................       $ 25,787       $24,669       $23,405       $17,249       $17,221
Net loans  receivable ..........................         67,953        51,617        47,938        41,685        41,685
Total assets ...................................        105,461        83,897        77,158        66,728        59,574
Total deposits .................................         89,851        72,550        67,669        58,735        52,395
Long-term obligations ..........................          1,130           700             -             -             -
Stockholders' equity ...........................       $ 12,104       $ 7,346       $ 6,387       $ 5,988       $ 5,468

                Earnings Summary
Interest income ................................       $  7,261       $ 6,327       $ 5,162       $ 4,511       $ 4,467
Interest expense ...............................          3,279         2,965         2,136         1,820         2,126
                                                       --------       -------       -------       -------       -------
Net interest income ............................          3,982         3,362         3,026         2,691         2,341
Provision for loan losses ......................            227           160           125           160           200
Other operating income .........................            503           431           364           299           248
Other operating expenses .......................          3,097         2,179         2,111         1,828         1,509
                                                       --------       -------       -------       -------       -------
Net income before taxes ........................          1,161         1,454         1,154         1,002           880
Income taxes ...................................            411           517           400           345           297
                                                       --------       -------       -------       -------       -------
Net income after tax ...........................       $    750       $   937       $   754       $   657       $   583
                                                       ========       =======       =======       =======       =======

Per share data (adjusted for stock split
                on Jan. 1, 1995)

Net income                                             $   0.61        $ 1.09        $ 0.88       $  0.77        $ 0.69
Dividends                                              $   0.29        $ 0.28        $ 0.25       $  0.22        $ 0.16

Financial Highlights for Orangeburg National Bank.


       Year ended December 31,                                    1996            1995           1994          1993            1992
       -----------------------                                    ----            ----           ----          ----            ----
                                                                                     (Dollar amounts in thousands)
         Financial Condition
Investment securities                                            $23,826        $24,669        $23,405        $17,249        $17,220
Net loans receivable                                              59,393         51,617         48,053         41,685         36,955
Total assets                                                      90,772         83,524         77,102         66,664         59,574
Total deposits                                                    79,792         72,761         67,782         58,782         52,395
Federal funds purchases and                                        1,744          2,570          2,800          1,635          1,328
securities sold under agreements to
repurchase
Other borrowed money                                               1,130            700              -              -              -
Stockholder's equity                                             $ 7,624        $ 6,988        $ 6,180        $ 5,884        $ 5,468

           Earnings Summary
Total Interest Income                                            $ 6,904        $ 6,326        $ 5,160        $ 4,506        $ 4,467
Total Interest Expense                                             3,176          2,956          2,119          1,820          2,126
                                                                 -------        -------        -------        -------        -------
Net interest income                                                3,728          3,370          3,041          2,686          2,341
Provision for loan and lease losses                                  130            160            125            160            200
Non-interest income                                                  469            430            362            297            248
Gains on sale of securities                                            -              -              2              3              -
Non-interest expense                                               2,238          2,080          2,006          1,813          1,509
                                                                 -------        -------        -------        -------        -------
Net income before taxes                                            1,829          1,560          1,274          1,013            880
Income taxes                                                         667            553            444            345            297
                                                                 -------        -------        -------        -------        -------
Net income after tax                                             $ 1,162        $ 1,007        $   830        $   668        $   583
                                                                 =======        =======        =======        =======        =======




         The following is a summary of the financial position and results of operations of Orangeburg National Bank for the years ended December 31, 1992, through December 31, 1996.

Financial Highlights for Sumter National Bank.

         The following is a summary of the financial position and results of operations of Sumter National Bank for the period June 10, 1996, (inception) through December 31, 1996.

                 SUMTER NATIONAL BANK FINANCIAL
                           HIGHLIGHTS

for the seven months ended December 31,                    1996
---------------------------------------                    ----
         (Dollar amounts in thousands)

              Financial Condition
Investment securities                                     $1,071
Net loans receivable                                       8,855
Total assets                                              13,322
Total deposits                                            10,112
Stockholder's equity                                      $3,159

                Earnings Summary
Interest income                                             $338
Interest expense                                             142
                                                           -----
Net interest income                                          196
Provision for loan losses                                     97
Non-interest income                                           45
Non-interest expense                                         701
                                                           -----
Net loss before taxes                                       (557)
Income tax benefit                                          (217)
                                                           -----
Net loss after tax                                         $(340)
                                                           =====





                                        DIRECTORS OF COMMUNITY BANKSHARES, INC.

E. J. Ayers, Jr.                   President, CM Dukes Oil Co.
Alvis J. Bynum                     President, Cities Supply Company, Inc.
Martha Rose C. Carson              President, Marty Rae, Inc. & Marty Rae Interiors, Inc.
Anna O. Dantzler                   Retired
J. M. Guthrie                      President, Superior Motors, Inc.
Phil P. Leventis                   President & General Manager, Dixie Beverage Co. of Sumter, Inc.
William H. Nock                    President & Chief Executive Officer, Sumter National Bank
Samuel F. Reid, Jr.                Partner, Horger, Barnwell & Reid
Hugo S. Sims, Jr.                  Chairman & Chief Executive Officer, Community Bankshares, Inc.
William W. Traynham, Jr.           President, Community Bankshares, Inc.
J. Otto Warren, Jr.                President, Warren & Griffin Lumber Co. & Home Builders Supply
Michael A. Wolfe                   President & Chief Executive Officer, Orangeburg National Bank
Russell S. Wolfe, II               Secretary, Lenaire Wolfe, Co.

                                                       OFFICERS

Hugo S. Sims, Jr.                  Chairman & Chief Executive Officer
J. Otto Warren, Jr.                Vice-Chairman of the Board of Directors
J. M. Guthrie                      Chairman of the Executive Committee of the Board of Directors
William W. Traynham, Jr.           President
Jo Davies                          Vice President - Operations & Technology
Ginger H. Sims                     Vice President & Controller
Shirley Myers                      Assistant Vice President - Operations
Jewel Edwards                      Assistant Vice President - Operations




                                         DIRECTORS OF ORANGEBURG NATIONAL BANK

E. J. Ayers, Jr.                   President, CM Dukes Oil Co.
Martha Rose C. Carson              President, Marty Rae, Inc. & Marty Rae Interiors, Inc.
Anna O. Dantzler                   Retired
J. M. Guthrie                      President, Superior Motors, Inc.
Samuel F. Reid, Jr.                Partner, Horger, Barnwell & Reid
Hugo S. Sims, Jr.                  Chairman & Chief Executive Officer, Community Bankshares, Inc.
William W. Traynham, Jr.           President, Community Bankshares, Inc.
J. Otto Warren, Jr.                President, Warren & Griffin Lumber Co. & Home Builders Supply
Michael A. Wolfe                   President and Chief Executive Officer, Orangeburg National Bank
Russell S. Wolfe, II               Secretary, Lenaire Wolfe Co.

                                                       OFFICERS

Russell S. Wolfe, II               Chairman of the Board of Directors
J. Otto Warren, Jr.                Vice-Chairman of the Board of Directors
J. M. Guthrie                      Chairman of the Executive Committee of the Board of Directors
Michael A. Wolfe                   President and Chief Executive Officer
Robert C. Cleveland                Senior Vice President - Loans
Baxter Culler                      Vice President - Consumer Loans
Linda G. O'Dell                    Vice President - Branch Manager & Loan Officer
Wayne Davis                        Vice President - Loans
Dodd Buie                          Vice President & Cashier
Jackie Ashe                        Assistant Vice President & Assistant Branch Manager
Marie Breland                      Assistant Vice President - Head Teller
Devone Brant                       Assistant Vice President - Customer Service
Kathy Williams                     Assistant Vice President - Loan Administration
Michelle Cox                       Assistant Vice President - Loans




                                           DIRECTORS OF SUMTER NATIONAL BANK


Ernest C. Brown, Jr.               President, ECB Construction, Inc.
Alvis J. Bynum                     President, Cities Supply Company, Inc.
Charles E. Fienning                President, Sumter Packaging Corp.
Ben E. Griffith, Jr.               President, People Resources, Inc.
Phil P. Leventis                   President & General Manager, Dixie Beverage Co. of  Sumter, Inc.
Joseph T. McElveen, Jr.            Partner, Bryan, Bahnmuller, King, Goldman & McElveen
William H. Nock                    President & Chief Executive Officer, Sumter National Bank
Porter L. Thompkins, Jr.           Certified Public Accountant
T. D. Williams, III MD             Partner, Sumter Medical Consultants

                                                       OFFICERS

Phil P. Leventis                   Chairman of the Board of Directors
William H. Nock                    President & Chief Executive Officer
Robert B. Smith                    Executive Vice President - Loans
Veronica V. Rodriguez              Senior Vice President & Cashier
Chris L. Lee                       Vice President - Loans
Michael F. Evans                   Vice President - Loans

March 1997

To the Shareholders of Community Bankshares,  Inc. :

         We have had an incredibly eventful year.

Earnings

         Orangeburg National Bank reported after tax earnings of $1,162,000 for the year ended December 31, 1996, compared to $1,007,000 for 1995, an increase of $155,000 or 15%. At December 31, 1996, the Orangeburg bank had $60.2 million in loans, $90.9 million in assets, and $79.9 million in deposits.

         Sumter National Bank, which opened for business in June, 1996, reported a net after tax operating loss of $340,000 for its first seven months of operation. Of that loss, $184,000 (54%) was incurred in the third quarter and $102,000 (30%) was incurred in the fourth quarter. At December 31, 1996, the Sumter bank had $9 million in loans, $13.3 million in assets, and $10 million in deposits.


         Our consolidated net income was $750,000 ($.61 per share) for the year ended December 31, 1996. This compares to $937,000 ($1.09 per share) for the same period in 1995, a decrease of $187,000 or 20%.

         No one likes to see earnings fall. However, we see this decline in earnings as the temporary result of the major investment in and development of the new community bank in Sumter, South Carolina. Looking forward into 1997, we expect significant improvement in our earnings as the new bank continues to grow and move toward profitability.

Growth and Value

         At  December  31,  1996,  total   consolidated   assets  for  Community
Bankshares, Inc. and its banking subsidiaries were $105.5 million compared to $83.9 million in 1995, an increase of $21.6 million or 26%. Shareholders' equity at year-end was $12.1 million compared to $7.3 million in 1995, an increase of $4.8 million or 66%. This growth in assets and shareholders' equity was also attributable primarily to the opening of Sumter National Bank. At year end CBI had 1,313,238 shares of common stock outstanding. Book value at year end was $9.22 per share. At that time the stock was selling for $12.25 per share on the American Stock Exchange (the AMEX).

Dividends

         In January 1997 the Board of Directors declared a cash dividend of 15 cents per share, payable March 14, 1997, to shareholders of record February 28, 1997. CBI believes that a safe, sound, and consistent dividend policy is an important corporate objective. CBI paid its first cash dividend in 1991. From 1991 to 1996 CBI has increased its annual cash dividends from 15 cents to 29 cents per share.

Dividend Reinvestment

         Over the past year, we received numerous requests from shareholders concerning the possibility of a dividend reinvestment plan. After reviewing the issues, we are pleased to announce that Community Bankshares, Inc. has adopted a Dividend Reinvestment and Shareholder Stock Purchase Plan. This Plan is entirely voluntary. All of the Plan details are provided in the prospectus. Copies of the prospectus are available from the Plan Administrator, Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016-3572.

         At present only shareholders in South Carolina, Maryland, Missouri, North Carolina, and Colorado may participate in the Plan. If management of CBI determines that compliance with applicable securities laws in other states in which CBI shareholders are located is not too onerous or expensive, CBI may decide to make the Plan available to shareholders in those states. However, no assurance to this effect can be given.

Review of 1996

         During 1996, we sold 450,000 shares of CBI common stock, mostly in the Sumter and Orangeburg communities. This offering raised $4.5 million, $3.5 million of which was used to capitalize Sumter National Bank.

         During 1996 the new Sumter National Bank building was completed, and the bank opened for business on June 10, 1996. If you haven't visited the new bank, we would appreciate your visit. It will give you a chance to meet Bill Nock, the bank President and Chief Executive Officer, and his staff of friendly and dependable employees who are eager to serve you.

         CBI started trading on the American Stock Exchange on November 20, 1996, under the ticker symbol SCB. We opened that day at $12.00 per share. Quotes are available daily in the Columbia State, the Orangeburg Times and Democrat and the Sumter Item, as well as the Wall Street Journal.

Changes in Executive Officers

         During  the  summer,  I  resigned  as  Chairman  and CEO of  Orangeburg
National Bank. I made this change in order to devote more time to the development of the new bank and the holding company. I have retained my position as a director of the bank. The Board of Directors of Orangeburg National Bank elected Russell Wolfe as its new Chairman of the Board. The Board then elected Michael Wolfe, President of the Bank, as the new Chief Executive Officer (the Wolfes are not related to each other). Michael Wolfe is also a director of CBI, but is no longer an officer of the holding company. William Traynham is a director of Orangeburg National Bank, but is no longer an officer of the bank.

         Management is committed to sponsoring and encouraging community banks because we believe there is a desperate need for local banks, with their headquarters located in the local communities, providing the kind of personal services their customers are entitled to demand.

         We are pleased to be able to report the results of 1996 and we want you to understand what CBI, Orangeburg National Bank, and Sumter National Bank are doing and trying to accomplish. We want you to be informed about the status of your investment. We appreciate your support and look forward to continuing to provide the best possible personal banking products and services. Please contact us with your questions, comments, or suggestions.

Hugo S. Sims, Jr.
Chairman and Chief Executive Officer
Community Bankshares, Inc.

Market for the Corporation's Common Stock and Related Security Holder Matters

          The Corporation's shares of Common Stock are traded on the American Stock Exchange (the AMEX) under the ticker symbol SCB.

          The following table summarizes the range of high and low prices for the Corporation's Common Stock of which management has knowledge for each quarterly period over the last two years.

                  Sales Price of the Corporation's Common Stock

Quarter ended                 Low                 High
Mar. 31, 1995                 $10.00              $10.00
June 30, 1995                 $10.00              $10.00
Sept. 30, 1995                $10.00              $10.00
Dec. 31, 1995                 $10.00              $10.00
Mar. 31, 1996                 $10.00              $10.00
June 30, 1996                 $10.00              $10.00
Sept. 30, 1996                $10.00              $12.00
Dec. 31, 1996                 $11.75              $12.25


Between December 1995 and May 1996 the Corporation sold 450,000 shares of its no par common stock at $10.00 per share. This sale was in conjunction with the capitalization of the new Sumter bank. On November 20, 1996, CBI was listed on the AMEX. From that date to year end the corporation had a stock sales volume of 14,900 shares. (Stock prices shown prior to listing on the AMEX are based on a limited number of shares traded of which management had knowledge.)

          There were 1,174 holders of record of the Corporation's Common Stock (no par value) as of December 31, 1996.

          During 1996 the Corporation authorized and paid two cash dividends totaling 29 cents per share. The total cost to the Corporation of these payments was approximately $318,000, 42% of after tax profits. During 1995 the Corporation paid two cash dividends totaling 28 cents per share. The cost to the Corporation of those payments was $242,000, about 26% of after tax profits. The Board of Directors decided to maintain its dividend strategy because, in its opinion, the decline in earnings for 1996 was the temporary result of the investment in the new bank in Sumter. The dividend policy of the Corporation is subject to the discretion of the Board of Directors and depends upon a number of factors, including earnings, financial condition, cash needs and general business conditions, as well as applicable regulatory considerations. Subject to ongoing review of these circumstances, the Board expects to maintain a reasonable, safe, and sound dividend payment policy.

          The current source of dividends to be paid by the Corporation is dividends of its banking subsidiary, Orangeburg National Bank. Accordingly, the payment of dividends by the Corporation is indirectly subject to the same laws and regulations that govern the payment of dividends by national banking associations. Pursuant to 12 U.S.C. Section 56, no national bank may pay dividends from its capital. All dividends must be paid out of net profits then on hand, after deduction of losses and bad debts. The payment of dividends out of net profits is further limited by 12 U.S.C. Section 60(a). This section prohibits a bank from declaring a dividend on its shares of common stock until the surplus fund equals the amount of capital stock. If the surplus fund does not equal the amount of capital stock, a dividend may not be paid until one-tenth of the Bank's net profits of the preceding half year, in the case of quarterly or semi-annual dividends, or the preceding two years, in the case of an annual dividend, are transferred to the surplus fund. Pursuant to 12 U.S.C.
Section 60(b), the approval of the Comptroller of the Currency is required if the total of all dividends declared by the Bank in any calendar year will exceed the total of its retained net profits of that year combined with its net profits of the two preceding years, less any required transfers to surplus or a fund for the retirement of any preferred stock. Additionally, pursuant to 12 U.S.C.
Section 1818(b), the Comptroller of the Currency may prohibit the payment of dividends that would constitute an unsafe and unsound banking practice.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

          This discussion is intended to assist in understanding the consolidated financial condition and results of operations of Community Bankshares, Inc. (CBI or the Corporation) for the years ended December 31, 1996 and 1995. This commentary should be reviewed in conjunction with the audited consolidated financial statements and notes contained elsewhere in this report.

Forward Looking Statements

          Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as `forward looking statements' for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation cautions readers that forward looking statements, including without limitation, those relating to the Corporation's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Corporation's reports filed with the Securities and Exchange Commission.

Business of the Corporation and the Banks

          Community Bankshares, Inc. is a bank holding company. It was incorporated on November 30, 1992, and commenced operations July 1, 1993, by acquiring Orangeburg National Bank. CBI owns two banking subsidiaries:
Orangeburg National Bank and Sumter National Bank. CBI provides item and data processing and other technical services for its two banking subsidiaries. The consolidated financial report for 1996 represents the operations of the holding company and its two banks. (Parent only and bank only financial statements are presented in the footnotes to the consolidated financial statements.)

          Orangeburg National Bank is a national banking association that commenced operations in November 1987. It operates two offices in Orangeburg, South Carolina. The bank provides commercial banking services to the Orangeburg community. Its primary customer markets are consumers and small businesses.

          Sumter National Bank is a national banking association that commenced operations in June 1996. It operates one office in Sumter, South Carolina. The bank provides commercial banking services to the Sumter community. Its primary customer markets are also consumers and small businesses.

1996 compared to 1995

Earnings Performance

          The Corporation's net income was $750,000, or $.61 per share, in 1996. This compares to $937,000, or $1.09 per share, in 1995, a decrease of $187,000, or 20%.

          Management views this reduction in earnings as the expected and temporary result of a major investment in a new marketplace.

Distribution of Assets and Liabilities

          The Corporation manages its balance sheet in a conservative manner. The following table shows the percentage relationships of significant components of average balance sheets for the years ended December 31, 1996 and 1995.

Balance Sheet Categories as a Percent of Average Total Assets as of December 31,


Assets                                                        1996         1995
------                                                        ----         ----
    Interest bearing deposits ......................         0.72%         0.54%
    Investment securities taxable ..................        28.20%        27.74%
    Investment securities--tax exempt ..............         0.44%         0.12%
    Federal funds sold .............................         3.21%         3.98%
    Loans, net of unearned income ..................        60.58%        61.64%
                                                           ------        ------
    Total interest earning assets ..................        93.15%        94.02%
    Cash and due from banks ........................         3.78%         3.73%
    Allowance for loan losses ......................        -0.79%        -0.80%
    Premises and equipment .........................         2.47%         1.73%
    Other assets ...................................         1.39%         1.32%
                                                           ------        ------

Total assets .......................................       100.00%       100.00%
                                                           ======        ======

Liabilities and Stockholders' Equity
    Interest bearing deposits
    Savings ........................................        14.78%        17.74%
    Interest bearing transaction  accounts .........         9.36%         7.62%
    Time deposits ..................................        48.89%        49.30%
                                                           ------        ------
    Total interest bearing deposits ................        73.03%        74.66%
    Short term borrowings ..........................         2.48%         4.53%
    FHLB advances ..................................         1.20%         0.33%
                                                           ------        ------
    Total interest bearing liabilities .............        76.72%        79.52%
    Noninterest bearing demand deposits ............        11.02%        11.46%
    Other liabilities ..............................         0.70%         0.74%
    Stockholders' equity ...........................        11.57%         8.28%
                                                           ------        ------

Total liabilities and stockholders' equity .........       100.00%       100.00%
                                                           ======        ======


          The following table presents the average balance sheets, the average yield and the interest earned on earning assets, and the average rate and the interest paid on interest bearing liabilities for the years ended December 31, 1996 and 1995.


                                             ...................................       ..........................................
Years ended December 31,                                    1996                                       1995
                                             ...................................        .........................................
                                                          Interest                                   Interest
                                             Average       Income/       Yields/        Average       Income/         Yields/
                                             Balance     Expense (1)    Rates (1)       Balance     Expense (1)      Rates (1)
Assets                                       -------     -----------    ---------       -------     -----------      ---------
                                                                     (Dollar amounts in thousands)
Interest bearing deposits .................  $   687       $   38        5.53%          $   448      $   26            5.75%
Investment securities taxable .............   26,914        1,599        5.94%           22,822       1,306            5.72%
Investment securities--tax exempt .........      417           17        6.35%               95           4            5.65%
Federal funds sold ........................    3,067          163        5.32%            3,276         191            5.84%
Loans receivable (2) ......................   57,805        5,444        9.42%           50,724       4,800            9.46%
                                             -------       ------        ----           -------      ------            ----
Total interest earning assets .............   88,890        7,261        8.17%           77,365       6,327            8.18%
Cash and due from banks ...................    3,606                                      3,069
Allowance for loan losses .................     (757)                                      (662)
Premises and equipment ....................    2,360                                      1,425
Other assets ..............................    1,328                                      1,086
                                             -------                                    -------
 Total assets                                $95,427                                    $82,283
                                             =======                                    =======
Liabilities and shareholders' equity

Interest bearing deposits
Savings ...................................  $14,106       $  392        2.78%          $14,601      $  443            3.03%
Interest bearing transaction accounts .....    8,936          183        2.05%            6,273         149            2.38%
Time deposits .............................   46,646        2,536        5.44%           40,559       2,177            5.37%
                                             -------       ------        ----           -------      ------            ----
Total interest bearing deposits ...........   69,688        3,111        4.46%           61,433       2,769            4.51%
Short term borrowings .....................    2,369           92        3.89%            3,724         177            4.76%
FHLB advances .............................    1,149           76        6.64%              276          19            6.97%
                                             -------       ------        ----           -------      ------            ----
Total interest bearing liabilities ........   73,206        3,279        4.48%           65,433       2,965            4.53%
Noninterest bearing demand deposits .......   10,516                                      9,431
Other liabilities .........................      667                                        606
Shareholders' equity ......................   11,038                                      6,813
                                             -------                                    -------
 Total liabilities and shareholders' equity  $95,427                                    $82,283
                                             =======                                    =======

Interest rate spread (3)......................                           3.69%                                         3.65%

Net interest income and net yield on
earning assets (4)............................             $3,982        4.48%                       $3,362            4.35%
                                                           ======        ====                        ======            ====


Notes
1. Computed on a fully taxable equivalent basis using a federal tax rate of 34%.
2. Nonaccruing loan balances are included in the average loan balances and income from such loans is recognized on a cash basis.
3. Total interest earning assets yield less total interest bearing liabilities rate.
4. Net yield equals net interest income divided by total interest earning assets.

Interest Income and Interest Expense

          The Corporation's interest income increased in 1996 from 1995. In 1996 the Corporation earned $7,261,000 in total interest income, up from the prior year's $6,327,000. This represented a $934,000 or a 14.8% increase. This growth was mostly the result of increased volume in the loan and investment portfolios.

          Interest bearing deposits in other banks contributed $38,000 to interest income in 1996, up from $26,000 the prior year, an increase of $12,000 or 46.2%. In 1996 the Corporation had an average of $687,000 invested in interest bearing deposits, up from the prior year's $448,000, an increase of $239,000 or 53.3%. The average yield on these deposits during 1996 was 5.53%, down .22% from the prior year's yield of 5.75%.

          Investments contributed $1,599,000 to interest income in 1996, up from $1,306,000 the prior year, an increase of $293,000 or 22.4%. The investment portfolio averaged $26.9 million in 1996, up from the prior year's $22.8 million, an increase of $4.1 million or 17.9%. The Corporation's investment portfolio consists primarily of short- term U. S. government and agency debt issues. The average yield on investments during 1996 was 5.94%, up .22% from 5.72% in 1995.

          The Corporation's tax exempt securities portfolio earned $17,000 during 1996, up from $4,000 in 1995, an increase of $13,000 or 325%. The portfolio averaged $417,000 in 1996, up from $95,000 in 1995, an increase of $322,000 or 339%. The average yield was 6.35%, compared to 5.65% the prior year, on a fully taxable equivalent basis.

          Federal funds sold represent temporary surplus funds that one bank lends to another. These funds are a source of day to day operating liquidity. Federal funds sold contributed $163,000 to interest income in 1996, down from $191,000 in the prior year, a decrease of $28,000 or 14.7%. The Corporation had an average of $3.1 million in federal funds during 1996, down from the prior year's $3.3 million, a decrease of 6.4%. The average yield on federal funds during 1996 was 5.32%, down from 5.84% in 1995.

          The Corporation's major source of interest income is the loan portfolio, which contributed $5,444,000 to interest income in 1996, up from $4,800,000 in the prior year, an increase of $644,000 or 13.4%. The average loan portfolio for 1996 was $57.8 million, compared to the prior year's $50.7 million, an increase of $7.1 million or 14%. The average yield on loans during 1996 was 9.42%, down from 9.46% in 1995.

          The Corporation had average earning assets in 1996 of $88.9 million which earned a yield of 8.17%. In 1995 the Corporation had average earning assets of $77.4 million which earned a yield of 8.18%.

          On the liability side of the balance sheet, the Corporation's savings deposits consist of savings and money market accounts. Total savings accounts averaged $14.1 million in 1996, down from $14.6 million in the prior year, a decrease of $.5 million or 3.4%. The cost of these funds decreased to 2.78% in 1996 from 3.03% in the prior year. In 1996 this category of deposits represented 14.8% of the Corporation's liabilities and equity, down from 17.7% in 1995. The decrease was attributable primarily to savings customers moving into time deposits in search of higher rates.

          Interest bearing transaction accounts are the lead checking accounts that the banks offer customers. This overall category was $8.9 million in 1996, up from $6.3 million in 1995, an increase of $2.6 million or 41.2%. The average cost of these funds was 2.05% in 1996, compared to 2.38% in the prior year.

          Time deposits are the largest category of deposits, totaling $46.6 million in 1996, up from $40.6 million in the prior year, an increase of $6.1 million or 15%. Much of this increase was attributable to the movement of deposits from regular savings accounts. The cost of time deposits increased to 5.44% from 5.37%.

          The Orangeburg bank has several commercial customers for which it offers daily repurchase agreements. These accounts are not deposits; they are considered other obligations. Balances in these accounts are subject to wide fluctuation with the customers' cash flows, but they constitute a relatively small portion of the balance sheet. The average balance for 1996 was $2.4 million, down from $3.7 million in the prior year, a decrease of $1.3 million or 35.1%. The cost of these funds decreased to 3.89% from 4.76%.

          Orangeburg National Bank is a member of and has the ability to borrow from the Federal Home Loan Bank (the FHLB). The bank had an average $1.1 million outstanding balance during 1996 at an average cost of 6.64%. This compares to $276,000 outstanding in 1995 at an average cost of 6.97%. The increase is a result of the bank's on-going asset liability management. These loans are secured by a blanket lien on the bank's one to four family residential mortgage loan portfolio and the bank's stock in the FHLB..

          The Corporation had total interest bearing liabilities in 1996 of $73.2 million costing an average of 4.48%, compared with interest bearing liabilities in 1995 of $65.4 million that cost an average of 4.53%.

Interest Income and Interest Expense-Sumter National Bank

          Sumter National Bank opened for business on June 10, 1996. By December 31, 1996, the bank's earning assets had grown to $10.8 million, total assets were $13.7 million, and deposits were $8.5 million.

          The average earnings assets for 1996 for the new bank were $4.4 million (4.9% of consolidated earning assets). These earning assets generated $337,000 in interest income for the year (4.6% of consolidated interest income).

          Total interest bearing liabilities for 1996 for the new bank were $3.2 million (4.4% of consolidated interest bearing liabilities). These liabilities generated $143,000 in interest expense for the year (4.4% of consolidated interest income).

Volume and Rate Variance Analysis

          The table "Volume and Rate Variance Analysis" provides a summary of changes in net interest income resulting from changes in volume and changes in rate (The changes in volume are the difference between the current and prior year's balances times the prior year's rate. The changes in rate are the difference between the current and prior year's rate times the prior year's balance.)
          As reflected in the table, the increase in 1996 net interest income of $621,000 is due almost entirely to changes in volume. Almost all of the $935,000 increase in interest income was from volume growth in earning assets. Likewise, most of the increase in interest expense was due to volume increases for time deposits. During 1995 there was a similar pattern, with most of the increase in net interest income coming from changes in volume.

          Six interest rate increases from February 1994 to February 1995 resulted in the prime lending rate increasing from 6% to 9%. These increases were followed by three rate cuts, taking the prime down to 8.25% in February 1996, where it has remained. Management expects that interest rates will move within a relatively narrow band during 1997, with some small interest rate changes possible. Inflation is expected to remain low. The Corporation is not aware of any other immediately identifiable factors that would cause short-term interest rates to increase sharply in the near term. Therefore, as in 1996, improvements in net interest income during 1997 are more likely to be the result of changes in volume and the mix of earning assets and interest bearing liabilities than changes in rates.

                                           Volume and Rate Variance Analysis

                                                             1996 compared to 1995               1995 compared to 1994
                                                         ------------------------------      ------------------------------
                                                         Volume       Rate        Total      Volume      Rate         Total
                                                         ------       ----        -----      ------      ----         -----
Interest earning assets                                                      (Dollar amounts in thousands)
Interest bearing deposits ..........................       $ 13      $  (1)      $  12       $  5      $    5       $   10
Investment securities taxable ......................        240         53         293          31        174          205
Investment securities--tax exempt ..................         13          -          13         (34)         8          (26)
Federal funds sold .................................        (12)       (16)        (28)         87         31          118
Net loans receivable ...............................        668        (23)        645         531        326          857
                                                           ----      -----       -----       -----     ------          ---
Total interest income ..............................        922         13         935         620        544       $1,164

Interest bearing liabilities
Savings ............................................        (15)       (35)        (50)       (158)        20         (138)
Interest bearing transaction accounts ..............         57        (23)         34          (7)        33           26
Time deposits ......................................        330         28         358         412        424          836
                                                           ----      -----       -----       -----     ------       ------
Total interest bearing deposits ....................        372        (30)        342         247        477          724
                                                           ----      -----       -----       -----     ------       ------
Short term borrowings ..............................        (56)       (29)        (85)         59         26           85
FHLB advances ......................................         58         (1)         57          19          -           19
                                                           ----      -----       -----       -----     ------       ------
Total interest expense .............................        374        (60)        314         325        503          828
                                                           ----      -----       -----       -----     ------       ------
Net interest income                                        $548      $  73       $ 621       $ 295     $   41       $  336
                                                           ====      =====       =====       =====     ======       ======


 (1) The rate volume variance for each category has been allocated on a consistent basis between rate and volume variances based on the percentage of rate or volume variance to the sum of the two absolute variances, except in categories having balances in only one period. In such cases, the entire variance is attributed to volume differences.
(2) Computed on a fully taxable equivalent basis using a federal income tax rate of 34%.

Interest Rate Sensitivity

          Interest rate sensitivity management is concerned with the management of both the timing and the magnitude of the repricing characteristics of interest earning assets and interest bearing liabilities. This is an important part of asset/liability management. The objectives of interest rate sensitivity management are to ensure the adequacy of net interest income and to control the risks to net interest income associated with movements in interest rates. The table "Interest Sensitivity Analysis" indicates that, on a cumulative basis through twelve months, rate sensitive liabilities exceeded rate sensitive assets, resulting in a liability sensitive position at the end of 1996 of $26.8 million.

          When interest sensitive assets exceed interest sensitive liabilities for a specific repricing "horizon," a positive interest sensitivity gap results. The gap is negative when interest sensitive liabilities exceed interest sensitive assets, as was the case at the end of 1996, with respect to the one year "horizon." For a corporation with a negative gap, falling interest rates would be expected to have a positive effect on the net interest income and rising rates would be expected to have the opposite effect, because, theoretically, as rates increase more deposits will reprice than loans or investments, thus driving up interest costs and decreasing net interest income.

          The following table summarizes the Corporation's interest sensitivity position as of December 31, 1996.

                                             Interest Sensitivity Analysis

                                                Within 3       4-12         1-5        Over 5
                                                 months       months       years       years     Total
                                                 ------       ------       -----       -----     -----
                                                             (Dollar amounts in thousands)
Interest earning assets
Interest bearing deposits ...................   $   331      $    100     $     -    $     -   $    431
Taxable investment securities ...............     3,347         2,422      18,300        717     24,786
Tax exempt investment securities ............         -             -         414          -        414
Federal funds sold ..........................     1,300             -           -          -      1,300
Net loans receivable ........................    31,963         3,350      23,164     10,216     68,693
                                                -------      --------     -------    -------    -------

Total interest earning assets ...............    36,941         5,872      41,878     10,933     95,624
                                                -------      --------     -------    -------    -------

Interest bearing liabilities
Savings .....................................     9,418             -           -          -      9,418
Interest bearing transaction accounts .......    17,054             -           -          -     17,054
Time deposits < $100M .......................    13,063        16,231       7,109          -     36,403
Time deposits > $100M .......................     5,078         7,019       1,543          -     13,640
Short term borrowings .......................     1,744             -           -          -      1,744
FHLB advances ...............................         -            70         280        780      1,130
                                                -------      --------     -------    -------    -------

Total interest bearing liabilities ..........  $ 46,357      $ 23,320     $ 8,932    $   780    $79,389
                                               --------      --------     -------    -------    -------

Interest sensitivity gap ....................  $ (9,416)     $(17,448)    $32,946    $10,153   $ 16,235
Cumulative gap ..............................    (9,416)      (26,864)      6,082     16,235
RSA/RSL .....................................        80%           25%
Cumulative RSA/RSL ..........................        80%           61%

RSA- rate sensitive assets; RSL- rate sensitive liabilities

          The above table reflects the balances of interest earning assets and interest bearing liabilities at the earlier of their repricing or maturity dates. Amortizing fixed rate loans are reflected at the scheduled maturity date. Variable rate amortizing loans are reflected at the earliest date at which they may be repriced contractually. Deposits in other banks and debt securities are reflected at each instrument's ultimate maturity date. Overnight federal funds sold are reflected as instantly repriceable. Interest bearing liabilities with no contractual maturity, such as savings deposits and interest bearing transaction accounts, are reflected in the earliest repricing period possible. Fixed rate time deposits are reflected at the earlier of their next repricing or maturity dates.

          The Corporation's banks have established Asset/Liability Management Committees. It is the responsibility of these committees to establish parameters for various interest risk measures, to set strategies to control interest rate risk within those parameters, to maintain adequate and stable net interest income, and to direct the implementation of tactics to facilitate achieving its objectives. During 1996, emphasis was directed toward controlling the rate of increase in funding costs. This was done by aggressive monitoring of deposit rates and restructuring of some deposit products.

          Management is aware of its negative gap position and is emphasizing variable rate loans in 1997. Management also will explore variable rate investments. If successful, these efforts will help to reduce the negative gap position and reduce interest rate risk. The Corporation also realizes, however, that these efforts may be constrained by customer demands during the upcoming year.

Investment Portfolio

          Investment securities constituted $26.9 million (28.20%) of the Corporation's average assets in 1996 and $22.8 million (27.74%) in 1995.

          The following tables summarize the book and market values of investment securities held by the Corporation at the dates indicated, and the maturities and weighted average yields of the securities at December 31, 1996.


                                                                 1996                                   1995
                                                  Amortized cost        Fair Value       Amortized cost        Fair Value
                                                  --------------        ----------       --------------        ----------
                                                                  (Dollar amounts in thousands)
Securities held to maturity
U. S. Government and agencies ................       $  14,613          $  14,612          $  15,287           $ 15,296
State and local governments ..................             414                417                323                324
                                                     ---------          ---------          ---------           --------
     Total ...................................       $  15,027          $  15,029          $  15,610           $ 15,620
                                                     =========          =========          =========           ========

Securities available for sale
U. S. Government and agencies ................       $  10,174          $  10,174          $   8,651           $  8,688
Federal Reserve stock ........................             336                336                139                139
Federal Home Loan Bank stock .................             251                251                232                232
                                                     ---------          ---------          ---------           --------
     Total ...................................       $  10,761          $  10,761          $   9,022           $  9,059
                                                     =========          =========          =========           ========

                                      Investment Portfolio Maturities And Yields

                                                                              After five years
                                                        After one year but    but within ten
                                   Within one year      within five years          years        Over ten years              Total
                                    ---------------     ------------------   ----------------   ----------------     ---------------

                                                                      (Dollar amounts in thousands)
Securities held to maturity
U. S. Treasury securities           $1,390    5.48%     $ 1,594     6.41%    $    -    0.00%    $     -    0.00%     $ 2,984   6.07%
Federal agency obligations             900    5.92%      10,729     6.07%         -    0.00%          -    0.00%      11,629   6.06%
State and local governments              -    0.00%         414     6.27%         -    0.00%          -    0.00%         414   6.27%
                                    ------    ----      -------     ----     ------    ----     -------    ----      -------   ----
    Total held to maturity          $2,290    5.65%     $12,737     6.12%    $    -    0.00%    $     -    0.00%     $15,027   6.05%
                                    ------    ----      -------     ----     ------    ----     -------    ----      -------   ----

Securities available for sale
U. S. Treasury securities           $1,979    5.88%     $     -     0.00%    $    -    0.00%    $     -    0.00%       1,979   7.55%
Federal agency obligations           1,000    5.15%       7,196     5.17%         -    0.00%          -    0.00%       8,196   5.73%
Equities                                 -    0.00%           -     0.00%         -    0.00%    $   586    6.78%         586   6.52%
                                    ------    ----      -------     ----     ------    ----     -------    ----      -------   ----
     Total available for sale       $2,979    5.63%     $ 7,196     5.17%    $    -    0.00%    $   586    6.78%     $10,761   6.10%
                                    ------    ----      -------     ----     ------    ----     -------    ----      -------   ----

Total for portfolio                 $5,269    5.64%     $19,933     5.78%    $    -    0.00%    $   586    6.78%     $25,788   6.07%
                                    ======    ====      =======     ====     ======    ====     =======    ====      =======   ====


          Yields on tax exempt obligations have been computed on a tax equivalent basis using the maximum federal tax rate of 34%.

          As of December 31, 1996, the held to maturity portfolio included gross unrealized securities gains of $2,741 and no gross unrealized losses. As of December 31, 1995, the held to maturity portfolio included gross unrealized securities gains of $70,147 and gross unrealized losses of $60,965. The ratios of market value to book value, as of December 31, 1996 and 1995, were 1.00 and 1.00, respectively.

          As of December 31, 1996, the available for sale portfolio included gross unrealized securities gains of $14,556 and gross unrealized losses of $14,491. The amortized cost of the portfolio was $10,761,000. The fair value of the portfolio was $10,761,000. As of December 31, 1995, the available for sale portfolio included gross unrealized securities gains of $49,689 and gross unrealized losses of $13,333.

          The taxable portfolio's total income was $1,599,000 for 1996, compared to $1,306,000 the prior year, an increase of $293,000 or 22.4%. The average yield in 1996 was 5.94%, compared to 5.72% in 1995.

          The Corporation also had tax exempt income of $17,000 for 1996, compared to $4,000 the prior year, an increase of $13,000 or 325%. The average tax equivalent yield on the tax exempt portfolio was 6.35% for 1996, compared to 5.65% in 1995.

Loan Portfolio

          The average size of the loan portfolio in 1996 was $57.8 million, compared to $50.7 million the prior year, which represents average growth of $7.1 million or 14%.

          At December 31, 1996, the loan portfolio was $68.8 million, compared to $52.3 million the prior year, an increase of $16.5 million, or 31.5%. Of the increase, $8.9 million (54%) was attributable to new loans on the books of the Sumter bank.

          Management believes the loan portfolio is adequately diversified. There are no foreign loans and few agricultural loans. The Orangeburg bank ordinarily originates mortgage loans for sale to others, but does not service such loans. However, certain older mortgage loans and selected new loans with acceptable rates are owned and serviced by the Orangeburg bank. Real estate loans are primarily 1 to 4 family residential loans. There were no significant concentrations in any particular individuals or industry or group of related individuals or industries at the end of 1996. The table, "Loan Portfolio Composition," indicates the amounts of loans outstanding according to the type of loan at the dates indicated.

Lending Risks

          Because extending credit involves a certain degree of risk, management has established loan and credit policies designed to control both the types and amounts of risks assumed and to minimize losses. Such policies include limitations on loan-to-collateral values for various types of collateral, requirements for appraisals of real estate collateral, problem loan management practices and collection procedures, and nonaccrual and charge-off guidelines. The Corporation also conducts internal loan reviews to monitor on an ongoing basis the quality of its portfolio.

          The Corporation has a geographic concentration of loans within its home communities of Orangeburg and Sumter, South Carolina, because its primary business is community banking.

          The Corporation's customer base is predominantly consumers and small businesses. As a result, the loan portfolio is comprised primarily of consumer and real estate loans, and, to a lesser extent, small to medium size commercial loans.

Loan Portfolio Composition

          The following table shows the composition of the loan portfolio for the years ended December 31, 1996 and 1995.

Loan category                                     1996                 1995
-------------                                     ----                 ----
                                                (Dollar amounts in thousands)
Commercial, financial and agricultural          $16,520              $12,408
Real estate - construction                        5,611                3,449
Real estate - mortgage                           35,553               28,029
Installment loans to individuals                 11,021                8,361
Obligations of political subdivisions               124                   77
                                                -------              -------
     Total loans - gross                        $68,829              $52,324
                                                =======              =======


          Commercial, financial, and agricultural loans, primarily representing loans made to small businesses, increased by $4.1 million or 33% during 1996. These loans may be made on either a secured or an unsecured basis. When taken, security consists of liens on inventories, receivables, equipment, and furniture and fixtures. Unsecured business loans are generally short-term with emphasis on repayment strengths and low debt to worth ratios.

          Real estate loans consist of construction and loan secured by mortgage. Because the Corporation's subsidiaries are community banks, real estate loans comprise the bulk of the loan portfolio, 60% in 1996. Construction loans increased $2.2 million or 63% in 1996. Mortgage loans increased $7.5 million or 27% in 1996.

          The Corporation generally does not compete with 15 and 30 year fixed secondary market mortgage interest rates, so it elected to pursue the origination of mortgage loans that could be easily sold into the secondary mortgage market. These loans are generally pre-qualified with the underwriters to avoid problems in the sale of the loans. In 1996 and 1995 the Corporation sold $4.1 million and $2.9 million, respectively, in such loans. These loans are sold at par so no gain or loss is recognized at the time of sale. However, fee income is generated by the origination and sale of these loans. The Corporation also makes mortgage loans for its own account. Such loans are usually for a shorter term than loans made to sell and usually have a variable interest rate rather than a fixed rate of interest.

          Installment loans to individuals increased $2.7 million or 32% in 1996.

          Most of the increases in loan volume are the result of new and increased volumes of loan demand in Orangeburg and the opening of the new bank in Sumter.

          Interest income from the loan portfolio was $5,444,000 in 1996, compared to $4,800,000 in 1995, an increase of $644,000 or 13.4%. The average yield on the portfolio was 9.42% in 1996, compared to 9.46% in 1995.

Secured versus Unsecured Loans

          The Corporation does not aggressively seek to make unsecured loans, since these loans may be somewhat more risky than collateralized loans. There are, however, occasions when it is in the business interests of the Corporation to provide short-term, unsecured loans to selected customers. In 1996 the Corporation had $4.4 million in unsecured loans or 6.4% of its loan portfolio. In 1995 the Corporation had $3 million in unsecured loans, or 5.8% of its loan portfolio. Charge-offs on unsecured loans were not disproportionate to their share of the total loan portfolio in 1996.

Loan Participations

          Periodically, the Corporation's banking subsidiaries enter into sales or purchases of loan participations with other financial institutions. The banks generally only sell participations in loans that would cause the bank to exceed its lending limitation to a single customer. As the banks' lending limits increase they may buy back such loan participations. Such loans are usually commercial in nature, subject to the banks' standard underwriting requirements, and all risks associated with the portion of the loan sold flow to the purchaser.

          At the end of 1996 Orangeburg National Bank had sold $233,000 (all to Sumter National Bank) in participations and purchased $580,000 ($315,000 from Sumter National Bank) in such participations. At the end of 1995 the Orangeburg bank had not sold any such participations and had purchased $291,000 in such participations.

          At the end of 1996 Sumter National Bank had sold $315,000 (all to Orangeburg National Bank) in participations and purchased $233,000 (all from Orangeburg National Bank) in such participations.

Maturity Distribution of Loans

           The following table sets forth the maturity distribution of the Corporation's loans, by type, as of December 31, 1996, as well as the type of interest on loans due after one year.
                                       After one  After five
                                        year but   years but
                       Within one     within five within ten
                          year           years        years           Total
                          ----           -----        -----           -----
                                  (Dollar amounts in thousands)
Commercial            $    22,002   $     4,494  $       1,380    $   27,876
Real Estate                 9,782         8,135          5,892        23,809
Installment                 6,079         8,954          2,111        17,144
                      -----------    ----------   ------------    ----------
     Total            $    37,863    $   21,583   $      9,383    $   68,829
                      ===========    ==========   ============    ==========

Sensitivity of loans to changes in interest rates-Loans due after one year
Predetermined interest rate                                    $    27,131
Floating interest rate                                               3,834
                                                               -----------
     Total                                                     $    30,965
                                                               ===========


Non-performing Loans; Other Problem Assets

Nonaccrual and Past Due Loans

          The following table presents information about the Corporation's nonaccrual and past due loans, other real estate owned, and impaired loans at December 31, 1996 and 1995.

                                                      1996           1995
                                                      ----           ----
                                                  (Dollar amounts in thousands)

Nonaccrual loans                                     $  431         $  348
Accruing loans 90 days or more past due                  93             76
                                                     ------         ------
     Total                                           $  524         $  424
                                                     ======         ======
     Total as a % of outstanding loans                 0.76%          0.81%
                                                     ======         ======
Other Real Estate Owned                              $    -         $    -
                                                     ======         ======
Impaired Loans (included in non accrual)             $  120         $  108
                                                     ======         ======


          The Corporation had $431,000 in nonaccrual loans at the end of 1996, compared to $348,000 at the end of 1995. Gross interest income that would have been recorded for the year ended December 31, 1996, if these loans had been performing in accordance with their original terms approximated $36,000. No interest was included in income for the year on these loans.

          The Corporation had no restructured loans in 1996 or 1995.

          A loan is generally placed on nonaccrual status when principal or interest is 90 days past due or when serious doubt exists as to collectibility. Management reviews the status of each nonaccrual loan, information about the borrower, and the value of any collateral. If the estimated net realizable value of collateral is sufficient to assure collection of principal and accrued interest, accrual may be resumed. If management believes that collection of a significant amount of the principal is in serious doubt, the principal balance is reduced to the estimated net realizable value of collateral by charge-off to the allowance for loan losses. Accrued interest is charged against income. Subsequent payments on such loans are credited to the outstanding principal balance until such balance is recovered. Then, such payments are credited to the allowance for loan losses as recoveries to the extent, if any, of any initial write down to net realizable value. Finally, interest income on nonaccrual loans is recognized when received. A nonaccrual loan is not returned to accrual status unless principal and interest are current and the borrower has demonstrated the ability to continue making payments as agreed.

          Nonaccrual loans were not material in relation to the portfolio as a whole in 1996. Management is aware of no trends, events or uncertainties which would cause nonaccrual loans to change materially in 1997.

Statements of Financial Accounting Standards No. 114 and No. 118

          Effective January 1, 1995, CBI adopted Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for the Impairment of a Loan," and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure." These statements require creditors to account for impaired loans, except for those collateral dependent loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of the expected future cash flows discounted at the loan's effective interest rate.

          CBI does not apply FAS 114 to "large groups of smaller balance homogeneous loans that are collectively evaluated for impairment." These groups include the Banks' consumer loan portfolio, overdraft protection loans, residential mortgage loans, and home equity loans. The major category of loans to which FAS 114 is applied are commercial loans.

          CBI determines when loans become impaired through its normal loan administration and review functions. Loans that are on the Banks' watch loan report are potentially impaired loans. Management considers a loan to be impaired when, based on current information and events, it is probable that the Banks will be unable to collect all principal and interest amounts due according to the contractual terms of the agreement.

          The Banks classify impaired loans as non-accrual loans.

          As a matter of general policy, the banks either commence foreclosure proceedings or charge off an impaired loan within 90 days of placing a loan in such status.

          As of December 31, 1996, the Orangeburg bank had impaired loans of $120,000. The average recorded investment in such loans for 1996 was $114,000. The allowance for loan losses related to impaired loans was approximately $22,000 for 1996, compared to $16,000 for 1995. Interest income of $0 was recognized during 1996 and 1995 on impaired loans.

          The amount of impaired loans at December 31, 1996, represented one collateral dependent loan. The Orangeburg bank estimates that the fair market value of the collateral, net of disposal costs, will not be materially different than the balance of the loan less the related allowance.

          The adoption of these accounting standards has not had a material effect on the financial conditions and results of operations of CBI.

Potential Problem Loans

          At December 31, 1996, the Corporation's internal loan review program had identified $1,311,000 (1.9% of the portfolio) in commercial and industrial loans, including the above mentioned past due loans, where information about credit problems of borrowers had caused management to have concerns about the ability of the borrowers to comply with original repayment terms.

          The amounts reflected above do not represent management's estimate of the potential losses since a large proportion of these loans are secured by real estate and other marketable collateral.

Other Real Estate

          Other real estate, consisting of foreclosed properties, was $0 at year end 1996 and year end 1995. Other real estate is initially recorded at the lower of net loan balance or its estimated fair value, net of estimated disposal costs. The estimate of fair value for foreclosed properties is determined by appraisal at the time of acquisition.

Provision for Loan Losses

          The provision for loan losses is charged to earnings based on management's continuing review and evaluation of the loan portfolio and general economic conditions. In reviewing the adequacy of the provision for loan losses during each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, the quality of collateral securing problem loans, and the results of its ongoing internal loan review process. Provisions for loan losses totaled $227,000 and $160,000 in 1996 and 1995, respectively. Based on the available information, the Corporation considers its 1996 provision for loan losses adequate.

          Net charge-offs in 1996 were $58,000 or 25.5% of the provision for loan losses, compared to $69,000 or 43.1% of the provision for loan losses in the prior year. See "Allowance for Loan Losses" for a discussion of the factors management considers in its review of the adequacy of the allowance and provision for loan losses.

Allowance for Loan Losses

          The allowance for loan losses is increased by the provision for loan losses, which is a direct charge to expense. Losses on loans are charged against the allowance in the period in which management determines that such loans become uncollectable. Recoveries of previously charged off loans are credited to the allowance. At December 31, 1996 and 1995, the allowance for loan losses was 1.27% and 1.35%, respectively, of total loans, and 167% and 167%, respectively, of nonaccrual loans and accruing loans 90 days or more past due.

                                                         Year ended December 31,
                                                           1996            1995
                                                           ----            ----
                                                   (Dollar amounts in thousands)

Total loans outstanding at end of year .................  $ 68,829      $ 52,324
                                                          ========      ========

Average amount of loans outstanding ....................  $ 57,806      $ 50,724
                                                          ========      ========

Allowance for loan losses at beginning of year .........  $    707           616
                                                          --------      --------
Loan charge-offs
Real estate ............................................         -            15
Installment ............................................        70            58
Credit cards and related plans .........................         5             2
Commercial and other ...................................        11             9
                                                          --------      --------
Total charge-offs ......................................        86            84
                                                          --------      --------

Recoveries
Real estate ............................................         4             -
Installment ............................................        23            13
Credit cards and related plans .........................         1             2
Commercial and other ...................................         -             -
                                                          --------      --------
Total recoveries .......................................        28            15
                                                          --------      --------
Net charge-offs ........................................        58            69
                                                          --------      --------
Provision for loan losses ..............................       227           160
                                                          --------      --------
Allowance for loan losses at end of year ...............  $    876           707
                                                          ========      ========

Ratios
Net charge-offs to average loans outstanding ...........       0.10%       0.14%
Net charge-offs to loans outstanding at end of year ....       0.08%       0.13%
Allowance for loan loss to average loans ...............       1.52%       1.39%
Allowance for loan loss to total loans at end year .....       1.27%       1.35%
Net charge-offs to allowance for losses ................       6.62%       9.76%
Net charge-off to provision for loan losses ............      25.55%      43.13%

          Based on the current levels of non-performing and other problem loans, management believes that loan charge-offs in 1997 will at least approximate the 1996 levels as such loans progress through the collection, foreclosure, and repossession process. Management believes that the allowance for loan losses, as of December 31, 1996, is sufficient to absorb the expected chargeoffs and provide adequately for the inherent losses that remain in the loan portfolio. Management will continue to closely monitor the levels of non-performing and potential problem loans and address the weaknesses in these credits to enhance the amount of ultimate collection or recovery of these assets. Should increases in the overall level of non-performing and potential problem loans accelerate from the current trend, management will adjust the methodology for determining the allowance for loan losses to increase the provision and allowance for loan losses. This would decrease net income.

          The following table presents the allocation of the allowance for loan losses, as of December 31, 1996 and 1995, compared with the percent of loans in the applicable categories to total loans.

                               Allocation of Allowance
                                   for Loan Losses

                                   1996% of loans                1996% of loans
                                   in each category             in each category
                           1996    to total loans      1995      to total loans
                           ----    --------------      ----      --------------
                                     (Dollar amounts in thousands)
Commercial ...........    $ 314         24%         $   253            24%
Real estate ..........      313         60%             171            60%
Installment ..........      188         16%             208            16%
Unallocated ..........       61          0%              75             0%
                          -----        ---          -------           ---
     Total ...........    $ 876        100%         $   707           100%
                          =====        ===          =======           ===

          The Corporation maintains an allowance for loan losses it believes sufficient to cover estimated or reasonably expected losses. The allowance is allocated to different segments of the portfolio, based on management's expectations of risk in that segment of the portfolio. This allocation is an estimate only and is not intended to restrict the Corporation's ability to respond to losses. The Corporation charges losses from any segment of the portfolio to the allowance, regardless of the allocation.

          In reviewing the adequacy of the allowance for loan losses at the end of each period, the Corporation considers historical loan loss experience, current economic conditions, loans outstanding, trends in non-performing and delinquent loans, and the quality of collateral securing problem loans. After charging off all known losses, management considers the allowance adequate to provide for estimated future losses inherent in the loan portfolio at December 31, 1996.

Premises and Equipment

          Premises and equipment were $2,837,000 at December 31, 1996, compared to $1,708,000 the prior year, an increase of $1,129,000 or 66%. Most of this increase was associated with the construction and equipping of the Sumter National Bank. Cost of land for the new bank totaled $317,000, the building totaled $606,000, and equipment, furniture, and fixtures totaled $448,000, for a grand total of $1,371,000.

Liquidity

          Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in a timely and economical manner. The most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being the ability to attract deposits within the Orangeburg National Bank and Sumter National Bank service areas. Core deposits (total deposits less certificates of deposit of $100,000 or more) provide a relatively stable funding base. Certificates of deposit of $100,000 or more are generally more sensitive to changes in rates, so they must be monitored carefully. Asset liquidity is provided by several sources, including amounts due from banks, federal funds sold, and investments available for sale.

          The Corporation maintains an available for sale and a hold to maturity investment portfolio. While investment securities purchased for these portfolios are generally purchased with the intent to be held to maturity, such securities are marketable and occasional sales may occur prior to maturity as part of the process of asset/liability and liquidity management. Management deliberately maintains a short-term maturity schedule for its investments so that there is a continuing stream of maturing investments. The Corporation intends to maintain a short-term investment portfolio in order to continue to be able to supply liquidity to its loan portfolio and for customer withdrawals.

          The Corporation has substantially more liabilities which mature in the next 12 months than it has assets maturing in the same period. However, based on its historical experience, and that of similar financial institutions, the Corporation believes that it is unlikely that so many deposits would be withdrawn, without being replaced by other deposits, that the Corporation would be unable to meet its liquidity needs with the proceeds of maturing assets.

          The Corporation also maintains several federal funds lines of credit with correspondent banks, is able to borrow from the Federal Home Loan Bank, and is also able to borrow from the Federal Reserve's discount window.

          The Corporation has a demonstrated ability to attract deposits from its market area. Deposits have grown from $52 million in 1992 to over $89 million in 1996. This stable growing base of deposits is the major source of operating liquidity. During this same period, the Corporation's loan to deposit ratio (net of public deposits), another indicator of liquidity, has gone from 71.4% to 75.4%.

          The Corporation's long-term liquidity needs are expected to be primarily affected by the maturing of long-term certificates of deposit. At December 31, 1996, the Corporation had approximately $8.6 million and $0 in certificates of deposit maturing in one to five years and over five years, respectively. The Corporation's assets maturing in the same periods were $41.8 million and $10.9 million, respectively. With a substantially larger dollar amount of assets maturing in both periods than liabilities, the Corporation believes that it will not have any significant long-term liquidity problems.

          In the opinion of management, the current and projected liquidity position is adequate.

Average Deposits

          The Corporation's average deposits in 1996 were $80.2 million, compared to $70.9 million the prior year, an increase of $9.3 million or 13.1%.

          Orangeburg National Bank's average deposits for 1996 increased to $76.4 million from $70.9 million, an increase of $5.5 million or 7.8%. Of this increase, about $4.2 million or 80% was in time deposits.

          Sumter National Bank opened for business in June 1996. The average deposits for 1996 were $3.8 million.

          The total average deposits for the Corporation for the years ended December 31, 1996 and 1995, are summarized below:

                                                                       1996                                   1995
                                                      Average balance      Average cost     Average balance        Average cost
                                                      ---------------      ------------     ---------------        ------------
                                                                            (Dollar amounts in thousands)
Noninterest bearing demand .......................         $10,516                               $ 9,431
Interest bearing transaction accounts ............           8,936               2.05%             6,273                 2.38%
Savings-regular ..................................           9,685               2.42%            11,387                 2.94%
Savings- money market ............................           4,421               3.56%             3,214                 3.34%
Time deposits less than $100,000 .................          32,598               5.39%            28,210                 5.40%
Time deposits greater than $100,000 ..............          14,049               5.42%            12,349                 5.29%
                                                                                                 -------                -----

Total average deposits ...........................         $80,205                               $70,864
                                                                                                 =======                =====


          At December 31, 1996, the Corporation had $13,640,000 in certificates of deposit of $100,000 or more. Of those accounts, maturities were as indicated on the accompanying table.

Maturity                       (Dollar amounts in thousands)
Less than three months                $    5,078
Over 3 through 6 months                    3,580
Over 6 through 12 months                   3,439
Over 1 year through 5 years                1,543
Over 5 years                                   -
                                      ----------
     Total                            $   13,640
                                      ==========


Return on Equity and Assets

          The following table shows the return on assets (net income divided by average total assets), return on equity (net income divided by average equity), dividend payout ratio (dividends declared per share divided by net income per share), and equity to assets ratio (average equity divided by average total assets) for the years ended December 31, 1996 and 1995.

                                                      1996                 1995
                                                      ----                 ----
Return on assets (ROA)                                0.79%                1.14%
Return on equity (ROE)                                6.79%               13.75%
Dividend payout ratio (dividends/net income)         42.40%               25.83%
Equity as a percent of assets                        11.57%                8.28%


          As discussed elsewhere in this document, management believes the decline in ROA and ROE is the temporary effect of the investment in the new Sumter market.

Short-term Borrowings

          The following table summarizes the Corporation's short-term borrowings and rates paid thereon for the years ended December 31, 1996 and 1995. These borrowings consist of federal funds purchased and securities sold under agreements to repurchase, which generally mature each business day.


                                                    1996            1995
                                                    ----            ----
                                              (Dollar amounts in thousands)
Short-term borrowings at year end              $   1,744            2,570
Rate at year end                                   3.75%            4.00%
Maximum amount outstanding at any month end    $   3,776            4,595
Average amount outstanding during year         $   2,138            3,627
Average rate paid during year                      3.83%            4.89%


Notes Payable

          In August 1995 the Corporation negotiated a $500,000 prime rate, unsecured, line of credit from another financial institution. The purpose of this line was to help finance the start up expenses associated with the organization of Sumter National Bank. In February 1996 the Corporation negotiated an additional $750,000 prime rate line of credit with the same financial institution. The purpose of this line was to finance the construction of Sumter National Bank. The line was secured with a mortgage on the building and property. Both obligations were repaid in June 1996 from the proceeds of the stock sale. The lines of credit are summarized below:

                                                        1996           1995
                                                        ----           ----
                                                   (Dollar amounts in thousands)
Notes payable at year end ........................    $    -         $  240
Rate at year end .................................      0.00%         8.50%
Maximum amount outstanding at any month end ......    $ 1,049        $  240
Average amount outstanding during year ...........    $   196        $   95
Average rate paid during year ....................      8.30%         8.70%


Federal Home Loan Bank Advances

          CBI's banking subsidiary, Orangeburg National Bank, is a member of the Federal Home Loan Bank and as such has access to long-term borrowing from the Federal Home Loan Bank. The collateral for any such borrowings is a blanket lien on the bank's one to four family residential loans and the bank's stock in the FHLB. In August 1995 the bank borrowed $700,000 at 6.94%. Interest is payable monthly, principal is payable in ten equal annual payments, and the note's maturity is August 2005. In January 1996 the bank borrowed $500,000 at 6.21%. Interest is payable monthly, principal is payable at maturity in January 2006.

                                                         1996            1995
                                                         ----            ----
                                                   (Dollar amounts in thousands)
Short term borrowings at year end .................    $ 1,744         $ 2,570
Rate at year end ..................................      3.75%           4.00%
Maximum amount outstanding at any month end .......    $ 3,776         $ 4,595
Average amount outstanding during year ............    $ 2,138         $ 3,627
Average rate paid during year .....................      3.83%           4.89%

Capital Adequacy

          The Federal Reserve and federal bank regulatory agencies have adopted a risk based capital standard for assessing the capital adequacy of a bank holding company or financial institution. The minimum required ratio is 8%.

          Under the risk-based capital standard, capital is classified into two tiers. Tier one (or core) capital, for the banks' purposes, consists of common stockholders' equity minus any intangible assets. Tier two (or supplementary) capital consists of the loan loss reserves (subject to certain limitations). A bank's qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its tier one and tier two capital components, provided that the maximum amount of tier two capital that may be treated as qualifying capital is limited to 100% of tier one capital.

          In applying the standard, certain off-balance-sheet exposures, including standby letters of credit and loan commitments with original terms in excess of one year, are converted to "credit equivalent amounts" by multiplying the amount of the off-balance-sheet items by the appropriate conversion factor. The resulting credit equivalent amounts, and all balance sheet assets, are then assigned to one of four risk weights ranging from 0% to 100%. The total amount of balance sheet assets and credit equivalent amounts of off-balance-sheet items in each risk weight category is multiplied by the weight assigned to that category and the products are then added together to calculate total risk-weighted assets.

          At December 31, 1996, the banks and the consolidated company had the following capital ratios:

Orangeburg National Bank                           1996                1995
------------------------                           ----                ----
Tier 1 capital to average total assets            8.40%               8.37%
Tier 1 capital to risk weighted assets           13.40%              13.87%
Total capital to risk weighted assets            14.70%              15.13%

Sumter National Bank                              1996
--------------------                              ----
Tier 1 capital to average total assets           24.60%
Tier 1 capital to risk weighted assets           28.90%
Total capital to risk weighted assets            29.80%

Community Bankshares Inc.                         1996                1995
-------------------------                         ----                ----
Tier 1 capital to average total assets           11.50%               8.93%
Tier 1 capital to risk weighted assets           17.50%              14.44%
Total capital to risk weighted assets            18.70%              15.69%


The minimum capital requirement, effective December 31, 1994, is that a bank maintain a total capital to risk weighted capital ratio of 8%. (For bank holding companies with assets less than $150 million, capital requirements are required to be met at the bank level only.)

          The Corporation considers its current and projected capital position to be adequate.

Shareholders' Equity

          In December 1995 CBI began offering up to 450,000 shares of its no par common stock at $10 per share. The primary purpose of the offering was to capitalize Sumter National Bank. Proceeds were held in escrow pending receipt of all regulatory approvals required for the Sumter bank to commence operations. At December 31, 1995, CBI had received subscriptions for 9,800 shares or $98,000.

From January 1, 1996, to May 15, 1996, CBI received subscriptions for 440,200 shares or $4,402,000. Total sales of 450,000 or $4.5 million were transferred from stock subscriptions to common stock on June 10, 1996, the date that Sumter National Bank began operation.

          The Common Stock account of the Corporation was $9,065,000 at December 31, 1996, compared to $4,617,000 in the prior year. Changes to the common stock account are summarized in the following table.

Changes in common stock account
Common stock, December 31, 1995 ..............................          $ 4,617
Stock subscriptions received in 1995 .........................               98
Stock subscriptions received in 1996 .........................            4,402
Expenses of stock sale .......................................              (43)
Expenses of dividend reinvestment plan .......................               (9)
                                                                        -------
Common stock, December 31, 1996 ..............................          $ 9,065
                                                                        =======

Dividend Reinvestment Plan

          During the first quarter of 1997, CBI began offering a dividend reinvestment plan to its shareholders in South Carolina, North Carolina, Maryland, Missouri, and Colorado. The plan enables shareholders to voluntarily reinvest their cash dividends in the common stock of the corporation. The plan also provides an additional purchase option for each plan participant allowing them to buy between $250 and $3,000 in additional stock each year. The plan is administered by Registrar and Transfer Company.

Dividends

          During 1996, CBI paid cash dividends to shareholders of 29 cents per share, which totaled $318,000. This represented a dividend payout ratio (dividends divided by net income) of 42%. The dividend payout ratio in 1995 was 26%. The Board of Directors decided to maintain the dividend level because, in its opinion, the decline in earnings for 1996 was the temporary result of the investment in the new bank in Sumter.

Noninterest income

          Noninterest income increased to $504,000 in 1996 from $431,000 in 1995, a $73,000 or 16.9% increase.

          Service charge income in 1996 was $376,000 compared to $324,000 in the prior year, a $52,000 or 16% increase. Most of this increase resulted from increased returned check fee income.

          The other non-interest income categories showed little change.

Noninterest expense

          Overall, non-interest expenses increased to $3,097,000 in 1996 from $2,179,000 in 1995, an increase of $918,000 or 42.1%.

          Personnel costs in 1996 were $1,875,000 compared to $1,246,000 the prior year, an increase of $629,000 or 50.5%. About $362,000 (57.5%) of this increase was accounted for by salaries connected with the new Sumter bank, where there are sixteen employees. An additional $70,000 (11.1%) of this increase is related to the pre-opening and organizational phase of the new bank.

          Premises and equipment expenses in 1996 were $368,000 compared to $264,000 the prior year, a $104,000 or 39.4% increase. Approximately $65,000 of this increase relates to the new bank.

          Supplies expense was $92,000 in 1996, compared to $60,000 in the prior year, an increase of $32,000 or 53.3%. Approximately $25,000 of this increase relates to the new bank.

          Director fees were $70,000 in 1996, compared to $58,000 in the prior year, an increase of $12,000 or 20.7%. Orangeburg National Bank pays its outside directors $600 per month. Sumter National Bank does not currently pay director fees. CBI started paying its outside directors $200 per month in November 1995.

          FDIC insurance costs were $5,000 in 1996, compared to $78,000 in 1995, a decrease of $73,000 or 93.6%. This decline reflected reductions in deposit insurance premiums set by the FDIC.

          All other expenses were $686,000 in 1996, compared to $472,000 in the prior year, an increase of $214,000 or 45.3%. Approximately $108,000 of this increase relates to the operation of the new bank.

Income Taxes

          The Corporation pays U. S. corporate income taxes and South Carolina bank income taxes. The 1996 provision for income taxes was $411,000, compared to $517,000 the prior year, a decrease of $106,000 or 20.5%. The Corporation's effective average tax rate is 35.4 %. The decrease in income taxes parallels the decrease in net income.

Inflation

          The assets and liabilities of the Corporation are mostly monetary in nature. Accordingly, the financial results and operations of the Corporation are much more impacted by changes in interest rates than changes in inflation. There is, however, a strong correlation between increasing inflation and increasing interest rates.

          The impact of inflation has been very moderate during 1996. Consumer prices increased less than 3% for the year. Prospects appear good for continued low inflation for the near future.

          Although inflation does not normally impact a financial institution as dramatically as it impacts businesses with large investments in plants and inventories, it does have an effect. During periods of high inflation there are usually corresponding increases in the money supply, and banks experience above average growth in assets, loans, and deposits. General increases in the prices of goods and services also result in increased operating expenses.

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES





                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                            PAGE

Independent Auditors' Report .............................................   45
Consolidated Balance Sheets, December 31, 1996 and 1995 ..................   46
Consolidated Statements of Income, Years Ended December 31,
   1996, 1995 and 1994 ................................................... 47-48
Consolidated Statements of Changes in Shareholders' Equity, Years Ended
   December 31, 1996, 1995 and 1994 ...................................... 49-50
Consolidated Statements of Cash Flows, Years Ended December 31,
   1996, 1995 and 1994 ................................................... 51-52
Notes to Consolidated Financial Statements ............................... 53-71

                          INDEPENDENT AUDITORS' REPORT


To the Shareholders and
Board of Directors of
Community Bankshares, Inc.


We have audited the accompanying consolidated balance sheets of Community Bankshares, Inc., and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of Community Bankshares, Inc., and subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                                    J. W. Hunt and Company, LLP


Columbia, South Carolina
January 31, 1997

                                            COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                                    CONSOLIDATED BALANCE SHEETS, DECEMBER 31, 1996 AND 1995

                                            ASSETS
                                                                              1996              1995
                                                                              ----              ----
Cash and due from banks ................................................. $  5,348,467        $ 3,024,782
Federal funds sold ......................................................    1,300,000          1,510,000
                                                                          ------------        -----------
                 Total cash and cash equivalents ........................    6,648,467          4,534,782
Interest-bearing deposits in other banks ................................      431,437            320,643
Securities held-to-maturity .............................................   15,026,542         15,610,088
Securities available-for-sale ...........................................   10,760,854          9,058,549
Real estate loans held for sale .........................................      295,450                  -
Loans receivable ........................................................   68,828,953         52,323,528
   Less, allowance for loan losses ......................................     (875,860)          (706,525)
                                                                          ------------        -----------
                  Net loans receivable ..................................   67,953,093         51,617,003
Premises and equipment - net ............................................    2,837,115          1,708,247
Accrued interest receivable .............................................      855,290            716,436
Deferred income taxes ...................................................      283,185            180,501
Other assets ............................................................      369,631            150,316
                                                                          ------------            -------

                  Total assets .......................................... $105,461,064        $83,896,565
                                                                          ============        ===========

                            LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
Deposits:
   Demand ............................................................... $ 13,337,223        $ 9,094,780
   Interest-bearing transaction accounts ................................   17,052,700         10,728,373
   Savings ..............................................................    9,418,608          9,948,802
   Certificates of deposit of $100,000 and over .........................   13,639,689         12,838,000
   Other time deposits ..................................................   36,403,025         29,940,257
                                                                          ------------        -----------
                  Total deposits ........................................   89,851,245         72,550,212

Federal funds purchased and securities sold under
   agreements to repurchase .............................................    1,744,004          2,570,442
Note payable ............................................................            -            240,000
Other liabilities .......................................................      631,749            490,179
Federal Home Loan Bank advances .........................................    1,130,000            700,000
                                                                          ------------        -----------
                  Total liabilities .....................................   93,356,998         76,550,833
                                                                          ------------        -----------

Shareholders' equity:
   Common  stock - no par value, authorized shares -
      3,000,000, issued and outstanding,
      1,313,238 shares in 1996 and
      863,238 shares in 1995 ............................................    9,064,504          4,616,970
   Common stock subscribed - 9,800 shares in 1995 .......................            -             98,000
   Retained earnings ....................................................    3,039,520          2,607,458
Unrealized gain on securities available-for-sale,
   net of applicable deferred income taxes ..............................           42             23,304
                                                                          ------------        -----------
                  Total shareholders' equity ............................   12,104,066          7,345,732
                                                                          ------------        -----------

                  Total liabilities and shareholders' equity ............ $105,461,064        $83,896,565
                                                                          ============        ===========


                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                                       COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                           1996             1995              1994
                                                                           ----             ----              ----
Interest and dividend income:
   Interest and fees on loans ............................................          $5,444,377       $  4,800,348       $  3,943,923
   Deposits with other financial institutions ............................              37,693             25,726             15,670
Investment securities interest and dividends:
   Interest - U. S. Treasury and
      U.S. Government Agencies ...........................................           1,569,469          1,280,367          1,087,160
   Interest  -  tax exempt securities ....................................              17,228              3,553             29,142
   Dividends  - Federal Reserve Bank
      and Federal Home Loan Bank .........................................              29,647             25,588             14,464
                                                                                    ----------          ---------          ---------
                   Total investment securities interest
                    and dividends ........................................           1,616,344          1,309,508          1,130,766
                                                                                    ----------          ---------          ---------
   Federal funds sold and securities
      purchased under agreements to resell ...............................             163,064            191,328             72,015
                                                                                    ----------          ---------          ---------
                  Total interest and dividend income .....................           7,261,478          6,326,910          5,162,374
                                                                                    ----------          ---------          ---------
Interest expense:
   Deposits:
      Interest-bearing transaction accounts ..............................             228,451            149,427            123,047
      Savings ............................................................             358,015            442,615            574,943
      Certificates of deposit of $100,000 and over .......................             756,742            637,636            450,165
      Certificates of deposit of less than $100,000 ......................           1,778,225          1,538,924            895,834
                                                                                    ----------          ---------          ---------
                  Total deposits .........................................           3,121,433          2,768,602          2,043,989
   Federal funds purchased and securities sold
      under agreements to repurchase .....................................              81,839            168,597             74,940
   Note payable ..........................................................                   -              8,497             17,604
   Federal Home Loan Bank advances .......................................              76,307             19,208                  -
                                                                                    ----------          ---------          ---------
                   Total interest expense ................................           3,279,579          2,964,904          2,136,533
                                                                                    ----------          ---------          ---------
Net interest income ......................................................           3,981,899          3,362,006          3,025,841
Provision for loan losses ................................................             227,000            160,000            125,000
                                                                                    ----------          ---------          ---------
                  Net interest income after provision
                     for loan losses .....................................           3,754,899          3,202,006          2,900,841
                                                                                    ----------          ---------          ---------
Non-interest income:
   Service charges on deposit accounts ...................................             376,887            324,481            263,452
   Net realized gains on sales of investment
      securities, available-for-sale .....................................                   -                  -              1,831
   Deposit box rent ......................................................              13,529             10,925             10,745
   Bank card fees ........................................................               8,659              9,343              9,525
   Credit life insurance commissions .....................................              26,708             20,859             15,662
   Other .................................................................              77,875             65,215             62,793
                                                                                    ----------          ---------          ---------
                  Total non-interest income ..............................             503,658            430,823            364,008
                                                                                    ----------          ---------          ---------
Non-interest expenses:
   Salaries and employee benefits ........................................           1,875,210          1,246,512          1,034,541
   Premises and equipment ................................................             367,919            263,891            285,532
   Supplies ..............................................................              92,448             59,799             42,220
   Director fees .........................................................              69,600             58,000             57,600
   FDIC insurance ........................................................               5,207             78,355            140,628
   Other .................................................................             686,966            472,419            550,495
                                                                                    ----------          ---------          ---------
                  Total non-interest expenses ............................           3,097,350          2,178,976          2,111,016
                                                                                    ----------          ---------          ---------
Income before income taxes ...............................................           1,161,207          1,453,853          1,153,833
Provision for income taxes ...............................................             411,336            516,551            399,640
                                                                                    ----------          ---------          ---------

                  Net income .............................................             749,871            937,302            754,193
                                                                                    ==========          =========          =========


                                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF INCOME, YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                              1996             1995              1994
                                                                              ----             ----              ----
(Continued)
Earnings per common share:
   Weighted average shares outstanding                                     1,227,939            863,238          858,562
                                                                          ==========           ========         ========

   Net income per weighted average number
      of shares outstanding                                               $      .61           $   1.09         $   0.88
                                                                          ==========           ========         ========

































         THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED
                              FINANCIAL STATEMENTS


                                        COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES

                                  CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
                                        YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                                        ON SECURITIES
                                                                                                       AVAILABLE-FOR-
                                                                                                        SALE, NET OF
                                                                                                         APPLICABLE
                                             ............. COMMON STOCK ............       RETAINED       DEFERRED
                                             SHARES           AMOUNT      SUBSCRIBED       EARNINGS     INCOME TAXES       TOTAL
                                             ------           ------      ----------       --------     ------------       -----

Balance,
   January 1, 1994 ......................    362,989        $4,634,531      $     -        $1,342,214     $11,714        $5,988,459

   Paid to dissenters in
      lieu of issuance of
      60,000 shares and
      satisfaction of related
      contingent obligation .............          -          (936,600)           -                 -           -          (939,600)

   Sale of shares .......................     58,600           914,699            -                 -           -           914,699

   Dissenter tender
      rescinded .........................      4,530                 -            -                 -           -                 -

   Additional shares
      issued under stock
      option plan .......................      5,500            55,000            -                 -           -            55,000

   Net income ...........................          -                 -            -           754,193           -           754,193

   Dividends paid at $.25
      per share .........................          -                 -            -          (184,544)          -          (184,544)

   Change in unrealized gain
      (loss), net of applicable
      deferred income taxes
      on securities
      available-for-sale ................          -                 -            -                 -     (204,227)        (204,227)

  Stock split 2 for 1 ...................    431,619                 -            -                 -           -                 -
                                             -------        ----------      -------        ----------     -------        ----------

Balance,
   December 31, 1994 ....................    863,238         4,667,630            -         1,911,863     (192,513)       6,386,980




                              COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY,
                              YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                                                                         UNREALIZED
                                                                                                         GAIN (LOSS)
                                                                                                        ON SECURITIES
                                                                                                       AVAILABLE-FOR-
                                                                                                        SALE, NET OF
                                                                                                         APPLICABLE
                                             ............. COMMON STOCK ............       RETAINED       DEFERRED
                                             SHARES           AMOUNT      SUBSCRIBED       EARNINGS     INCOME TAXES       TOTAL
                                             ------           ------      ----------       --------     ------------       -----
(CONTINUED):
   Common stock
      subscribed ........................          -        $        -      $98,000        $        -     $     -        $   98,000

   Stock issuance
      cost ..............................          -           (50,660)           -                 -           -           (50,660)

   Net income ...........................          -                 -            -           937,302           -           937,302

   Dividends paid at $.28
      per share .........................          -                 -            -          (241,707)          -          (241,707)

   Change in unrealized gain
      (loss), net of applicable
      deferred income taxes
      on securities
      available-for-sale ................          -                 -            -                 -     215,817           215,817
                                             -------        ----------      -------        ----------     -------        ----------
Balance,
   December 31, 1995 ....................    863,238         4,616,970       98,000         2,607,458      23,304         7,345,732

   Sale of shares .......................    450,000         4,500,000      (98,000)                -           -         4,402,000

   Stock issuance cost ..................          -           (52,466)           -                 -           -           (52,466)

   Net income ...........................          -                 -            -           749,871           -           749,871

   Dividends paid at $.29
      per share .........................          -                 -            -          (317,809)          -          (317,809)

   Change in unrealized gain
      (loss), net of applicable
      deferred income taxes
      on securities
      available-for-sale ................          -                 -            -                 -     (23,262)          (23,262)
                                             -------        ----------      -------        ----------     -------        ----------
Balance,
   December 31, 1996 ....................    1,313,238       9,064,504            -         3,039,520          42        12,104,066
                                             =======        ==========      =======        ==========     =======        ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES


                     CONSOLIDATED STATEMENTS OF CASH FLOWS,
                  YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994

                                                                                       1996                1995               1994
                                                                                       ----                ----               ----

Cash flows from operating activities:
   Net income ..............................................................     $    749,871      $     937,302      $     754,193
   Adjustments to reconcile net income to net cash
      provided by operating activities:
      Depreciation and amortization ........................................          221,899            138,740            144,350
      Accretion of discounts and amortization of premiums -
         investment securities - net .......................................          (39,664)           (21,468)            31,863
      Provision for loan losses ............................................          227,000            160,000            125,000
      Loss on sale of other real estate owned ..............................                -              7,168                  -
      Deferred income taxes ................................................         (102,684)            83,630           (111,360)
      Net investment securities gains ......................................                -                  -             (1,831)
      Proceeds from sales of real estate loans held for sale ...............        4,105,550          2,900,000          4,300,000
      Originations of real estate loans held for sale ......................       (4,105,550)        (2,900,000)        (4,300,000)
      (Increase) decrease in real estate loans held for sale ...............         (295,450)           115,463            260,274
   Changes in operating assets and liabilities:
      Increase in accrued interest receivable ..............................         (138,854)          (119,378)          (132,432)
      (Increase) decrease in other assets ..................................         (237,081)            72,309            (88,235)
      Increase (decrease) in other liabilities .............................          141,570            188,838            (68,298)
                                                                                 ------------      -------------      -------------
                  Net cash provided by operating activities ................          526,607          1,562,604            913,524
                                                                                 ------------      -------------      -------------

Cash flows from investing activities:
   Net (increase) decrease in interest-bearing deposits
      with banks ...........................................................         (110,794)          (120,643)           200,000
   Purchases of securities held-to-maturity ................................       (9,174,653)       (17,566,592)       (25,832,574)
   Purchases of securities available-for-sale ..............................       (6,786,100)        (2,645,215)        (8,601,124)
   Proceeds from sales of securities
      available-for-sale ...................................................                -                  -            995,781
   Proceeds from maturities of securities
      held-to-maturity .....................................................        9,786,291         16,144,624         22,830,076
   Proceeds from maturities of securities
       available-for-sale ..................................................        5,095,367          3,040,556          4,217,635
   Proceeds from sale of other real estate owned ...........................                -             92,832            107,955
   Net increase in loans ...................................................      (16,588,422)        (3,838,620)        (6,365,784)
   Purchases of premises and equipment .....................................       (1,330,931)          (585,169)           (21,648)
                                                                                 ------------      -------------      -------------
                  Net cash used by investing activities ....................      (19,109,242)        (5,478,227)       (12,469,683)
                                                                                 ------------      -------------      -------------

                  COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS,
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                                                                                     1996                1995               1994
                                                                                     ----                ----               ----
(Continued)
Cash flows from financing activities:
   Net increase (decrease)  in demand, transaction
      and savings deposit accounts .........................................     $ 10,036,576      $  (2,931,974)     $  (9,655,539)
   Net increase in time deposits ...........................................        7,264,457          7,813,587         18,588,977
   Net increase (decrease) in federal funds purchased
      and securities sold under agreements to repurchase ...................         (826,438)          (230,129)         1,165,571
   Federal Home Loan Bank advances .........................................          430,000            700,000                  -
   Increase in note payable ................................................          809,203            240,000                  -
   Repayment of note payable ...............................................       (1,049,203)                 -                  -
   Proceeds from issuance of common stock ..................................        4,402,000                  -            914,699
   Proceeds from common stock subscribed ...................................                -             98,000                  -
   Stock issuance cost .....................................................          (52,466)           (50,660)                 -
   Stock options exercised .................................................                -                  -             55,000
   Dividends paid ..........................................................         (317,809)          (241,707)          (184,544)
   Paid to dissenters in lieu of issuance of 60,000 shares .................                -                  -           (936,600)
                                                                                 ------------      -------------      -------------

                  Net cash provided by financing activities ................       20,696,320          5,397,117          9,947,564
                                                                                 ------------      -------------      -------------

Net increase (decrease) in cash and cash equivalents .......................        2,113,685          1,481,494         (1,608,595)

Cash and cash equivalents at beginning of year .............................        4,534,782          3,053,288          4,661,883
                                                                                 ------------      -------------      -------------

Cash and cash equivalents at end of year ...................................        6,648,467          4,534,782          3,053,288
                                                                                 ============      =============      =============

SUPPLEMENTAL DISCLOSURES OF
   CASH FLOW INFORMATION:
      Interest payments on a cash basis (net of
         $6,131 capitalized in 1996) .......................................     $  3,222,076      $   2,867,683      $   2,062,523
                                                                                 ============      =============      =============

      Cash payments for income taxes .......................................     $    516,000      $     527,443      $     526,112
                                                                                 ============      =============      =============

SUPPLEMENTAL SCHEDULE OF NON-CASH
   INVESTING ACTIVITIES:
      Non-cash transfers during the year for transfer of
         loans receivable to other real estate owned .......................     $          -        $         -      $     119,493
                                                                                 ============      =============      =============

Total increase (decrease) in unrealized gain (loss) on
   securities available-for-sale, net of applicable
  deferred income taxes ....................................................     $    (23,262)     $     215,817      $    (204,227)
                                                                                 ============      =============      =============

                   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
                    OF THE CONSOLIDATED FINANCIAL STATEMENTS

                   COMMUNITY BANKSHARES, INC. AND SUBSIDIARIES


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS,
                  YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

NOTE 1 - ORGANIZATION:

Community Bankshares, Inc. (the "Corporation"), was organized under the laws of the State of South Carolina and was chartered as a business corporation November 30, 1992. Pursuant to the provisions of the Bank Holding Company Act, an application was filed with and approved by the Board of Governors of the Federal Reserve System for the Corporation to become a bank holding company by the acquisition of Orangeburg National Bank (ONB). ONB provides general banking services in the Orangeburg area of South Carolina.

During 1992, the Corporation filed a registration statement with the Securities and Exchange Commission (the SEC) under the Securities Act of 1933 covering issuance by the Corporation of its common shares in connection with a merger agreement whereby all the outstanding shares of ONB would be exchanged for shares of the Corporation. In accordance with the terms of the Merger Agreement, ONB became a wholly-owned subsidiary of the Corporation in 1993. The Corporation issued 362,989 shares of common stock in exchange for the outstanding common stock of ONB on a one-for-one share basis. No shares of the Corporation's common stock were issued to the holders of 64,530 shares who voted against the merger and subsequently perfected their rights as dissenters. Such dissenters were paid the appraised value of ONB stock by the Corporation, and the shares of the Corporation that were not issued to dissenters were sold at an auction pursuant to the provisions of the National Bank Act relating to dissenters' rights. A portion of the shares sold at the auction were purchased by the Corporation and subsequently sold by the Corporation in an exempt offering to residents of South Carolina. Acquisition of ONB was recorded at historical cost in a manner similar to a pooling of interest method.

In June 1996, Sumter National Bank (SNB) commenced operations in Sumter, South Carolina, following approval by the Comptroller of the Currency and other regulators. Upon completion of its organization, the common stock of SNB was acquired by the Corporation. SNB provides general banking services in the Sumter area of South Carolina.

The Banks operate as wholly-owned subsidiaries of the Corporation with separate Boards of Directors and operating policies.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accounting and reporting policies of Community Bankshares, Inc. and subsidiaries are in conformity with generally accepted accounting principles followed within the banking industry. The significant accounting policies followed are summarized below.

          PRINCIPLES OF CONSOLIDATION:

The consolidated financial statements of Community Bankshares, Inc. and subsidiaries include the accounts of the Corporation (the Parent Holding Company) and its wholly-owned subsidiaries, the Banks. Significant intercompany balances and transactions have been eliminated.

          USE OF ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          ORGANIZATION, STOCK OFFERING AND PREOPENING COSTS:

Costs associated with the organization of SNB have been accounted for as follows:

Organization costs were deferred and are amortized using the straight-line method over five years upon commencement of operations.

Stock issuance costs were charged to common stock as incurred.

Preopening costs were expensed as incurred.

          CASH AND CASH EQUIVALENTS:

For purposes of the consolidated statements of cash flows, the Corporation has defined cash and cash equivalents as those amounts included in the balance sheets under the caption, "Cash and due from banks" and "federal funds sold."

          SECURITIES:

Securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at cost, adjusted for amortization of premium and accretion of discounts using methods approximating the interest method. Other securities are classified as available-for-sale and are carried at fair value. Unrealized gains and losses on securities available-for-sale are recognized as direct increases or decreases, net of deferred income taxes, in shareholders' equity until realized. Gains and losses on the sale of available-for-sale securities are recognized using the specific identification method.

No securities are being held for short-term resale; therefore, the Corporation does not currently use a trading account classification.

          REAL ESTATE LOANS HELD FOR SALE:

Real estate loans originated and intended for sale in the secondary market are carried at the lower of cost or fair value determined on an aggregate basis. Gains and losses, if any, on the sale of such loans are determined using the specific identification method.

          LOAN SALES:

The Corporation originates loans for sale generally without recourse to other financial institutions under commitments or other arrangements in place prior to loan origination. Sales are completed at or near the loan origination date. All fees and other income from these activities are recognized in income when loan sales are completed. At December 31, 1996, the Corporation had sold mortgage loans on which recourse remained with the Corporation due to possible borrower default and other general recourse provisions as follows:

                                                                       PRINCIPAL
                                                                         LOAN
                                                                        BALANCE
                                                                      SUBJECT TO
             PRINCIPAL RECOURSE CRITERIA                               RECOURSE

A default occurs during the first four (4)installments due
  and the default continues for a period of ninety (90) days          $1,457,450
                                                                      ==========

The repurchase price would include the outstanding principal loan balance and accrued interest, any servicing release fee and other costs. Management does not anticipate any unusual risk associated with this potential obligation.

          LOANS RECEIVABLE:

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans and unamortized premiums or discounts on purchased loans.

The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed.

The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic conditions.

          OTHER REAL ESTATE OWNED:

Real estate properties acquired through or in lieu of loan foreclosure are recorded at fair value less estimated disposal costs. Fair value is determined on the basis of the property being disposed of in the normal course of business and not on a liquidation or distress basis. Subsequent write-downs of other real estate owned are charged against current earnings.

          PREMISES AND EQUIPMENT:

Premises and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Useful lives generally used in providing for depreciation are as follows:

Building                                                          40 years

Building components                                             5-30 years

Vault door, safe deposit boxes, night depository, etc.            40 years
Furniture, fixtures and equipment                               5-25 years

          MARKETING EXPENSES:

The Corporation expenses the costs of marketing as incurred. Marketing expenses totaled approximately $86,000, $52,000 and $48,000 in 1996, 1995 and 1994,
respectively.

          INCOME TAXES:

Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The provision (benefit) for income taxes of each subsidiary is recorded as if each subsidiary filed a separate return.

          OTHER OFF-BALANCE-SHEET INSTRUMENTS:

In the ordinary course of business the Corporation has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded or related fees are incurred or received.

          FAIR VALUES OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used by the Corporation in estimating fair values of financial instruments as disclosed herein:

     Cash  and  short-term  instruments.   The  carrying  amounts  of  cash  and
     short-term instruments approximate their fair value.

     Securities available-for-sale and held-to-maturity. Fair values for securities are based on quoted market prices. The market values of state and local government securities are established with the assistance of an independent pricing service. The values are based on data which often reflect transactions of relatively small size and are not necessarily indicative of the value of the securities when traded in large volumes.

     Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential) and other consumer loans are based on quoted market
     prices  of  similar   loans  sold,   adjusted  for   differences   in  loan
     characteristics. Fair values for commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

     Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term money-market accounts and certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Short-term borrowings. The carrying amounts of federal funds purchased and borrowings under repurchase agreements, approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

     Long-term debt. The fair values of the Corporation's long-term debt are estimated using discounted cash flow analyses based on the Corporation's current incremental borrowing rates for similar types of borrowing arrangements.

     Accrued interest. The carrying amounts of accrued interest approximate their fair values.

     Off-balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

          EARNINGS PER COMMON SHARE:

Earnings per common share are calculated on the basis of the weighted average number of shares outstanding during the period. The weighted average number of shares outstanding used in computing earnings per share does not include stock options which have been granted but not exercised and common stock subscribed since the dilution on earnings per common share is less than 3% for all periods presented.

          STOCK-BASED COMPENSATION:

The Corporation currently accounts for its stock-based compensation using the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25).

In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FASB No. 123). Under the provisions of FASB No. 123, companies can elect to account for stock-based compensation plans using a fair-value-based method or continue measuring compensation expense for those plans using the intrinsic value method prescribed in APB 25.

The Corporation elected to continue to account for stock-based compensation using the intrinsic value method. FASB No. 123 did not have an impact on the Corporation's results of operations or financial position.

          DIVIDEND REINVESTMENT PLAN:

Under the Corporation's Dividend Reinvestment Plan, stockholders may reinvest all or part of their cash dividends in shares of common stock and also purchase additional shares of common stock.

          OTHER:

Certain amounts in the statements have been restated to conform to the current year's presentation and disclosure requirements.

NOTE 3 - RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS:

During the year ended December 31, 1996, the Banks were able to meet total reserve requirements of the Federal Reserve with vault cash. The required reserve balance was $404,000 at December 31, 1996.

At December 31, 1996, the Corporation had bank balances with correspondent banks totaling approximately $94,000 which were fully insured by the FDIC.

NOTE 4 - INVESTMENT SECURITIES:

Debt and equity securities have been classified in the consolidated financial statements according to management's intent.

Securities held-to-maturity consist of the following:

                                         .......................... DECEMBER 31, 1996 .......................................
                                                                            GROSS                GROSS
                                            AMORTIZED                     UNREALIZED          UNREALIZED                 FAIR
                                              COST                          GAINS               LOSSES                  VALUE
                                              ----                          -----               ------                  -----
U.S. Government and
   federal agencies .............       $ 14,612,473                      $    -             $     -              $14,612,473

State and local
   governments ..................            414,069                       2,741                   -                  416,810
                                        ------------                      ------             -------              -----------

            Total ...............         15,026,542                       2,741                   -               15,029,283
                                        ============                      ======             =======              ===========

                                            ........................ DECEMBER 31, 1995 ......................................
                                                                          GROSS               GROSS
                                            AMORTIZED                   UNREALIZED         UNREALIZED                 FAIR
                                              COST                        GAINS              LOSSES                  VALUE
                                              ----                        -----              ------                  -----
U.S. Government and
   federal agencies ..............      $15,287,206                      $69,149            $(60,965)             $15,295,390

State and local
   governments ...................          322,882                          998                  -                   323,880
                                        -----------                      -------             -------              -----------

            Total ................       15,610,088                       70,147             (60,965)              15,619,270
                                        ===========                      =======             =======              ===========

Securities available-for-sale consist of the following:


                                                         .............................. DECEMBER 31, 1996 .........................
                                                                                   GROSS              GROSS
                                                             AMORTIZED           UNREALIZED        UNREALIZED                FAIR
                                                               COST                GAINS             LOSSES                 VALUE
                                                               ----                -----             ------                 -----

U.S. Government and
   federal agencies ..........................            $10,174,597            $14,556            $(14,491)            $10,174,662

Federal Home Loan
   Bank stock ................................                250,600                  -                   -                 250,600

Federal Reserve
   Bank stock ................................                244,050                  -                   -                 244,050

Equity securities ............................                 91,542                  -                   -                  91,542
                                                          -----------            -------            --------             -----------

            Total ............................             10,760,789             14,556             (14,491)             10,760,854
                                                          ===========            =======            ========             ===========



                                                         .............................. DECEMBER 31, 1996 .........................
                                                                                  GROSS                GROSS
                                                             AMORTIZED          UNREALIZED          UNREALIZED                 FAIR
                                                               COST               GAINS               LOSSES                  VALUE
                                                               ----               -----               ------                  -----

U.S. Government and
   federal agencies ............................            $8,651,343            $49,689            $(13,333)            $8,687,699

Federal Home Loan
   Bank stock ..................................               231,800                  -                   -                231,800

Federal Reserve
   Bank stock ..................................               139,050                  -                   -                139,050
                                                            ----------            -------            --------              ---------

            Total ..............................             9,022,193             49,689             (13,333)             9,058,549
                                                            ==========            =======            ========              =========

The following is a summary of maturities of securities held-to-maturity and available-for-sale as of December 31, 1996.

                                                      SECURITIES                               SECURITIES
                                                   HELD-TO-MATURITY                        AVAILABLE-FOR-SALE
                                            AMORTIZED                                AMORTIZED
                                              COST              FAIR VALUE              COST             FAIR VALUE
                                              ----              ----------              ----             ----------
Amounts maturing in:

One year or less                            $ 2,291,998           $ 2,291,998          $ 2,971,951         $ 2,979,005
After one year through
   five years                                12,734,544            12,737,544            7,202,646           7,195,657
After five years through
   ten years                                          -                     -                    -                   -
After ten years                                       -                     -              586,192             586,192
                                            -----------           -----------          -----------         -----------

             Total                           15,026,542            15,029,283           10,760,789          10,760,854
                                            ===========           ===========          ===========         ===========

Investment securities with a carrying amount of approximately $10,665,000 at December 31, 1996, were pledged. Of this amount, approximately $4,150,000 was pledged to secure public deposits.

NOTE 5 - LOANS RECEIVABLE:

The following is a summary of loans by category at December 31, 1996 and 1995 (in thousands of dollars):

                                                          1996           1995
                                                          ----           ----

Commercial, financial and agricultural                  $ 16,520        $12,408
Real estate - construction                                 5,611          3,449
Real estate - mortgage                                    35,553         28,029
Installment loans to individuals                          11,021          8,361
Obligations of states and political subdivisions             124             77
                                                        --------        -------

          Total loans - gross                             68,829         52,324
                                                        ========        =======

Gross proceeds on mortgage loans originated for resale was approximately $4.1 million, $2.9 million and $4.3 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Bank sold all of these loans at par; therefore, no gain or loss was recognized on the sales.

Loans outstanding to directors, executive officers, principal holders of equity securities, or to any of their associates totaled $2,958,826 at December 31, 1996, and $2,606,183 at December 31, 1995. A total of $3,006,538 in loans were made or added, while a total of $2,653,895 were repaid or deducted during 1996. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collectibility. Changes in the composition of the board of directors or the group comprising executive officers result in additions to or deductions from loans outstanding to directors, executive officers or principal holders of equity securities.

Changes in the allowance for loan losses for the years ended December 31, 1996, 1995 and 1994, were as follows:

                                      1996             1995            1994
                                      ----             ----            ----

Balance at beginning of year       $ 706,525       $  615,561      $  544,466
Charge-offs                          (85,860)         (83,532)       (121,086)
Recoveries                            28,195           14,496          67,181
                                   ---------       ----------      ----------
Balance before provision
  for loan losses                    648,860          546,525         490,561
Provision for loan losses            227,000          160,000         125,000
                                   ---------       ----------      ----------

Balance at end of year               875,860          706,525         615,561
                                   =========       ==========      ==========

Impairment of loans having recorded investments of $120,067 at December 31, 1996, and $108,152 at December 31, 1995, has been recognized in conformity with FASB Statement 114, as amended by FASB Statement 118. The average recorded investment in impaired loans during 1996 and 1995 was $113,755 and $92,038, respectively. The total allowance for loan losses related to these loans was $22,000 and $16,000 at December 31, 1996 and 1995, respectively. No interest income was recognized on impaired loans during periods classified as such.

NOTE 6 - PREMISES AND EQUIPMENT:

Premises and equipment at December 31, 1996 and 1995, consist of the following:

                                                    1996              1995
                                                    ----              ----

Land                                            $  682,636       $   681,340
Building and components                          1,367,585           774,536
Furniture, fixtures and equipment                1,550,449           877,329
                                                ----------        ----------
          Total                                  3,600,670         2,333,205
Less, accumulated depreciation                     763,555           624,958
                                                ----------        ----------

          Premises and equipment - net           2,837,115         1,708,247
                                                ==========        ==========

Depreciation expense charged to operations was $202,063, $124,800, and $124,281, for the years ended December 31, 1996, 1995 and 1994, respectively.

NOTE 7 - DEPOSITS:

The aggregate amount of short-term jumbo CDs, each with a minimum denomination of $100,000, was approximately $12,097,000 and $11,101,000 at December 31, 1996
and 1995, respectively.

At December 31, 1996, the scheduled maturities of CDs are as follows (in thousands of dollars):

               1997                             $ 41,391
               1998                                3,319
                                                --------

                                                  44,710
                                                ========

Deposits of directors and officers totaled approximately $1,907,000 at December 31, 1996.

NOTE 8 - OTHER BORROWED FUNDS:

Federal funds purchased and securities sold under agreements with customers to repurchase generally mature within one day from the transaction date.

Information concerning securities sold under agreements to repurchase is summarized as follows:

                                                   1996                1995
                                                   ----                ----

Average balance during the year                  $2,137,720         $3,624,142
Average interest rate during the year                3.83%              4.89%
Maximum month-end balance during the year        $3,776,000         $4,595,000

NOTE 9 - NOTES PAYABLE:

In August 1995, the Corporation negotiated a $500,000, prime rate, unsecured line of credit with a bank. The purpose of this line of credit was to finance some of the preopening costs associated with the organization of SNB. In February 1996, the Corporation negotiated an additional $750,000 prime rate line of credit with the same bank. The purpose of this line of credit was to help finance the construction of the office facility for SNB. The line of credit was collateralized by a mortgage on SNB's building and property. The lines of credit were repaid in June 1996, and are summarized as follows:

                                                     1996                1995
                                                     ----                ----

Interest rate at year-end                                 -                8.50%
                                                 ==========         ===========
Maximum amount outstanding at any month-end      $1,049,203         $   240,000
                                                 ==========         ===========
Average amount outstanding during the year       $  195,667         $    95,000
                                                 ==========         ===========
Weighted average interest rate during the year         8.25%               8.70%
                                                 ==========         ===========

NOTE 10 - FEDERAL HOME LOAN BANK ADVANCES:

ONB is a member of the Federal Home Loan Bank and as such, has access to long-term borrowing. The collateral for any such borrowings is a blanket lien on ONB's one to four family residential loans and the stock in the Federal Home Loan Bank. Principal is payable in annual installments of $70,000 and interest is payable monthly and the advances mature August 2005.

Borrowings during 1996 and 1995 are summarized as follows:

                                                      1996           1995
                                                      ----           ----

Interest rate at year-end                                6.73%          6.94%
                                                   ==========    ===========
Maximum amount outstanding at any month-end        $1,300,000    $   700,000
                                                   ==========    ===========
Average amount outstanding during the year         $1,148,633    $   276,000
                                                   ==========    ===========
Weighted average interest rate during the year           6.64%          6.88%
                                                   ==========    ===========

Principal reductions are as follows:

            YEAR ENDED:
                1997                        $   70,000
                1998                            70,000
                1999                            70,000
                2000                            70,000
                2001                            70,000
             Thereafter                        780,000
                                            ----------

                Total                        1,130,000
                                            ==========

NOTE 11 - STOCK OPTIONS:

The Corporation has granted 42,000 shares of common stock for issuance to key employees as nonqualified stock options. The options expire in 2000 and the exercise price per share is $7.80. All options are exercisable at December 31, 1996.

NOTE 12 - INCOME TAXES:

The Corporation files consolidated federal income tax returns on a calendar-year basis.

The 1996, 1995 and 1994 provision for income taxes consists of the following:

                                  1996               1995                1994
                                  ----               ----                ----

Currently payable:
   Federal                    $  459,591         $   507,125        $   472,102
   South Carolina                 54,429              46,343             38,898
Deferred income taxes           (102,684)            (36,917)          (111,360)
                              ----------         -----------        -----------

          Total                  411,336             516,551            399,640
                              ==========         ===========        ===========

The provision for federal income taxes differs from that computed by applying federal statutory rates to income before federal income tax expense as indicated in the following analysis:

                                                 1996         1995       1994

Income tax at statutory rate on income
   before income taxes                      $  394,811   $  494,310   $ 392,303
Increase (decrease):
   South Carolina bank tax, net of federal
      tax benefit                               25,837       43,179      25,673
   Tax exempt interest                          (5,858)      (2,554)    (12,333)
   Other                                        (3,454)     (18,384)     (6,003)
                                            ----------   ----------   ---------

          Provision for income taxes           411,336      516,551     399,640
                                            ==========   ==========   =========

Temporary differences which give rise to deferred tax assets and liabilities at December 31, 1996 and 1995 follow:

                                                          1996            1995
                                                          ----            ----

Allowance for loan losses                            $  254,516     $   218,856
Preopening costs                                         53,062          21,917
Other                                                    26,389             441
                                                     ----------      ----------
          Total deferred tax assets                     333,967         241,214
                                                     ----------      ----------

Depreciation                                             40,160          37,850
Accretion                                                10,600           9,811
Unrecognized gain on securities available-for-sale           22          13,052
                                                     ----------      ----------
          Total deferred tax liabilities                 50,782          60,713
                                                     ----------      ----------

          Total deferred taxes                          283,185         180,501
                                                     ==========      ==========

NOTE 13 - EMPLOYEE BENEFIT PLAN:

Effective January 1, 1990, a defined contribution plan with an Internal Revenue Code Section 401(K) provision was established. All employees who have completed 1,000 hours of service during a twelve-month period and have attained age 18 will participate as of the January 1, or July 1 closest to the date on which the employee meets the eligibility requirements.

A participant may elect to make tax deferred contributions up to a maximum of 10% of eligible compensation. The Banks will make matching contributions on behalf of each participant in the amount of 100% of the elective deferral, not exceeding 3% of the participant's compensation. The Banks may also make nonelective contributions determined at the discretion of the Board of Directors. The Banks' contributions for the years ended December 31, 1996, 1995, and 1994 totaled $90,348, $68,976, and $61,913, respectively.

NOTE 14 - FINANCIAL INSTRUMENTS:

The Banks are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers and to reduce their own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Banks have in particular classes of financial instruments.

The Banks' exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. The Banks use the same credit policies in making commitments and conditional obligations as they do for on-balance-sheet instruments. The Banks control the credit risk through credit approvals, limits, and monitoring procedures. Additionally collateral and guarantees may also be required.

Commitments to extend credit and standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Banks evaluate each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Banks upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include personal residences, accounts receivable, inventory, property, plant, and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Banks to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support private borrowing arrangements. All letters of credit are short-term guarantees. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Banks' policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

The estimated fair value of the Corporation's consolidated financial instruments at December 31, 1996 and 1995, are as follows (in thousands of dollars):

                                                               1996                                 1995
                                                               ----                                 ----
                                                    CARRYING             FAIR            CARRYING            FAIR
                                                     AMOUNT             VALUE             AMOUNT            VALUE
                                                     ------             -----             ------            -----

Financial assets:
   Cash and cash equivalents .....................   $ 6,648           $ 6,648           $ 4,535           $ 4,535
   Interest-bearing deposits in
      other banks ................................       431               431               321               324
   Investment securities .........................    25,787            25,790            24,669            24,678
   Loans receivable ..............................    67,953            68,329            51,617            51,760

Financial liabilities:
   Deposits ......................................    89,851            89,909            72,550            72,582
   Federal funds purchased and
      securities sold under agreement to
      repurchase .................................     1,744             1,744             2,570             2,570
   Federal Home Loan Bank advances ...............     1,130             1,174               700               700
   Note payable ..................................         -                 -               240               240

Off-balance-sheet financial instruments:
   Commitments to extend credit ..................    10,626            10,626             5,946             5,946
   Standby letters of credit .....................       355               355               193               193

NOTE 15 - CONCENTRATION OF CREDIT RISK:

The Banks grant agribusiness, commercial, consumer and residential loans to customers throughout the State of South Carolina. Although the Banks have diversified loan portfolios, a substantial portion of their debtors' ability to honor their contracts is dependent upon the economies of Orangeburg and Sumter Counties, South Carolina and the surrounding areas.

The contractual amounts of credit-related financial instruments such as commitments to extend credit and letters of credit represent the amounts of potential accounting loss should the contract be fully drawn upon, the customer default, and the value of any existing collateral become worthless.

NOTE 16 - CONTINGENCIES:

The Corporation is also subject at times to claims and lawsuits arising out of the normal course of business. The Corporation does not anticipate any material losses with respect to such existing or pending claims and lawsuits at December 31, 1996.

NOTE 17 - REGULATORY MATTERS:

The Banks, as national banks, are subject to the dividend restrictions set forth by the Comptroller of the Currency. Under such restrictions, the Banks may not, without the prior approval of the Comptroller of the Currency, declare dividends in excess of the sum of the current years' earnings (as defined) plus the retained earnings (as defined) from the prior two years. The dividends, at December 31, 1996, that the Banks could declare, without the approval of the Comptroller of the Currency, amounted to approximately $1,412,000.

Under Federal Reserve regulation, the Banks also are limited as to the amount they may loan to the Corporation unless such loans are collateralized by specified obligations. The maximum amount available for transfer from the Banks to the Corporation in the form of loans or advances approximated $2,157,000 at December 31, 1996.

The Banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory -- and possibly additional discretionary -- actions by regulators that, if undertaken, could have a direct material effect on the Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Banks must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that the Banks meet all capital adequacy requirements to which they are subject.

As of December 31, 1996, the most recent notifications from the Office of the Comptroller of the Currency categorized the Banks as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks' categories.

The Banks' actual capital amounts and ratios are also presented in the table (in thousands of dollars).


At December 31, 1996:

                                                                                                MINIMUM REQUIRED
                                                               MINIMUM REQUIRED                    TO BE WELL
                                                                  FOR CAPITAL                     CAPITALIZED
                                   ACTUAL                      ADEQUACY PURPOSES                  UNDER PROMPT
                                                                                                   CORRECTIVE
                                                                                               ACTION PROVISIONS
                           AMOUNT           RATIO           AMOUNT           RATIO           AMOUNT          RATIO
                           ------           -----           ------           -----           ------          -----
Tier I Capital (to
   Average Assets):
      Consolidated            $12,078        11.5%            $4,200           4.0%              $5,250         5.0%
      ONB                       7,623         8.4%             3,640           4.0%               4,550         5.0%
      SNB                       3,133        24.6%               509           4.0%                 636         5.0%

Tier I Capital (to
   Risk Weighted
   Assets):
      Consolidated             12,078        17.5%             2,756           4.0%               4,134         6.0%
      ONB                       7,623        13.4%             2,271           4.0%               3,407         6.0%
      SNB                       3,133        28.9%               433           4.0%                 650         6.0%

Total Capital (to
   Risk Weighted
   Assets):
      Consolidated             12,886        18.7%             5,512           8.0%               6,891        10.0%
      ONB                       8,334        14.7%             4,543           8.0%               5,679        10.0%
      SNB                       3,230        29.8%               866           8.0%               1,084        10.0%

At December 31, 1995:

Tier I Capital (to
   Average Assets):
      Consolidated             $7,346         8.9%            $3,291           4.0%              $4,114         5.0%
      ONB                       6,988         8.4%             3,339           4.0%               4,174         5.0%

Tier I Capital (to
   Risk Weighted
   Assets):
      Consolidated              7,346        14.4%             2,035           4.0%               3,052         6.0%
      ONB                       6,988        13.9%             2,015           4.0%               3,022         6.0%

Total Capital (to
   Risk Weighted
   Assets):
      Consolidated              7,982        15.7%              4,069           8.0%              5,087         10.0%
      ONB                       7,618        15.1%              4,030           8.0%              5,036         10.0%

NOTE 18 - CONDENSED FINANCIAL STATEMENTS:

Presented below are the condensed financial statements for Community Bankshares, Inc. (Parent Company only).


COMMUNITY BANKSHARES, INC. (PARENT COMPANY ONLY)

                                                                                           ... DECEMBER 31 ...
                                                                                        1996                1995
                                                                                        ----                ----
Balance Sheets:
   Assets:
      Cash                                                                          $      82,026         $   210,608
      Investment in banking subsidiaries                                               10,782,768           6,988,005
      Securities held-to-maturity (fair value - $890,279 in 1996)                         890,279                   -
      Premises and equipment (net of accumulated
         depreciation of $140,721 in 1996 and $1,894 in 1995)                             270,898             346,317
      Due from banking subsidiaries                                                         2,892              36,049
      Other assets                                                                        120,125              71,101
                                                                                      -----------          ----------

                  Total assets                                                         12,148,988           7,652,080
                                                                                      ===========          ==========

Liabilities and shareholders' equity:
   Note payable                                                                       $          -         $  240,000
   Other liabilities                                                                       44,922              66,348
   Shareholders' equity                                                                12,104,024           7,322,428
   Unrealized gain on securities available-for-sale,
       net of applicable deferred income taxes                                                 42              23,304
                                                                                      -----------          ----------

                  Total liabilities and shareholders' equity                           12,148,988           7,652,080
                                                                                      ===========          ==========

                                                                         ..... YEAR ENDED DECEMBER 31 .....
                                                                       1996                1995                1994
                                                                       ----                ----                ----
Statements of Income:
   Income:
      Dividends from banking subsidiaries                          $   503,500         $   415,000        $   328,500
      Management fees                                                  437,802                   -                  -
      Interest                                                          69,206                   -                  -
                                                                   -----------         -----------         ----------
                  Total                                              1,010,508             415,000            328,500
                                                                   -----------         -----------         ----------


                                                                         ..... YEAR ENDED DECEMBER 31 .....
                                                                    1996                1995                1994
                                                                    ----                ----                ----
   Expenses:
      Salaries and employee benefits                                 $ 264,432           $  45,413      $           -
      Premises and equipment                                            85,664               1,120                516
      Supplies                                                          22,263                 148                110
      Director fees                                                     19,200               2,800                  -
      Interest                                                          11,098               8,497             17,604
      Other general expenses                                           214,570              48,049            102,462
                                                                    ----------           ---------        -----------
                  Total                                                617,227             106,027            120,692
                                                                    ----------           ---------        -----------

Income before equity in undistributed
   earnings of banking subsidiaries                                    393,281             308,973            207,808
Applicable income tax benefit                                           38,566              36,049             44,660
Equity in undistributed earnings of
   banking subsidiaries                                                318,024             592,280            501,725
                                                                    ----------           ---------        -----------

Net income                                                             749,871             937,302            754,193
                                                                    ==========           =========        ===========

Statements of Cash Flows:
   Cash flows from operating activities:
      Net income                                                    $  749,871        $    937,302       $    754,193
      Adjustments to reconcile net income to net
         cash provided by operating activities:
            Depreciation and amortization                               55,722              13,783                516
            (Increase) decrease in due from banking
               subsidiaries                                             33,157               8,611            (44,660)
            (Increase) decrease in other assets                        (65,317)            (30,360)            18,624
            Increase (decrease) in other liabilities                   (21,426)             61,348             (8,622)
            Undistributed earnings of banking
               subsidiaries                                           (318,024)           (592,280)          (501,725)
                                                                    ----------          ----------        -----------
                  Net cash provided by operating
                     activities                                        433,983             398,404            218,326
                                                                    ----------          ----------        -----------

Cash flows from investing activities:
   Investment in SNB                                                (3,500,001)                  -                  -
   Transfer of premises and equipment to SNB                           444,398                   -                  -
   Purchase of premises and equipment                                 (408,408)           (346,663)                 -
   Purchases of securities held-to-maturity                         (1,137,056)                  -                  -
   Proceeds from maturities of securities
      held-to-maturity                                                 246,777                   -                  -
                                                                   -----------          ----------         ----------
                  Net cash used by investing activities             (4,354,290)           (346,663)                 -
                                                                   -----------          ----------         ----------


                                                                         ..... YEAR ENDED DECEMBER 31 .....
                                                                    1996                1995                1994
                                                                    ----                ----                ----
Cash flows from financing activities:
   Increase in note payable                                        $   809,203          $  240,000     $            -
   Repayment of note payable                                        (1,049,203)                  -                  -
   Common stock issued                                               4,402,000                   -            914,699
   Common stock subscribed                                                   -              98,000                  -
   Stock issuance cost                                                 (52,466)            (50,660)                 -
   Stock options exercised                                                   -                   -             55,000
   Paid to dissenters in lieu of issuance
      of 60,000 shares                                                       -                   -           (936,600)
   Cash dividends paid                                                (317,809)           (241,707)          (184,544)
                                                                   -----------          ----------     --------------
                  Net cash used (provided) by financing
                     activities                                      3,791,725              45,633           (151,445)
                                                                   -----------          ----------     --------------

Net increase (decrease) in cash and cash equivalents                 (128,582)             97,374              66,881

Cash and cash equivalents at beginning of year                        210,608             113,234              46,353
                                                                   ----------         -----------      --------------

Cash and cash equivalents at end of year                               82,026             210,608             113,234
                                                                   ==========         ===========      ==============

Supplemental disclosures:
   Total increase (decrease) in unrealized gain
      (loss) on securities available-for-sale                      $  (23,262)        $   215,817      $     (204,227)
                                                                   ==========         ===========      ==============



















    THESE NOTES ARE AN INTEGRAL PART OF THE ACCOMPANYING FINANCIAL STATEMENTS

                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10-KSB


                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December                 File Number 000-22054
31, 1996

                           COMMUNITY BANKSHARES, INC.
              (Exact Name of Small Business Issuer in its Charter)

         South Carolina                                57-0966962
 (State or Other Jurisdiction of            (IRS Employer Identification Number)
 Incorporation or Organization)

               791 Broughton St., Orangeburg, South Carolina 29115
                (Address of Principal Executive Office, Zip Code)

         Issuer's Telephone Number, Including Area Code: (803) 535-1060

 Securities Registered Pursuant to Section 12(b) of the Act: Common Stock,
                                                             No Par Value
                                (Title of Class)

        Securities Registered Pursuant to Section 12(g) of the Act: None

          Check whether the issuer (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [_]

          Check here if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

          State issuer's revenue for the most recent fiscal year.  $ 7,765,000

          The aggregate market value of the Common Stock held by non-affiliates on February 24, 1997, was approximately $10,735,000. As of February 24, 1997, there were 1,313,238 shares of the Registrant's Common Stock, no par value, outstanding. For purposes of the foregoing calculation only, all directors and executive officers of the Registrant have been deemed affiliates.

                       DOCUMENTS INCORPORATED BY REFERENCE

(1) Portions of the Annual Report to the Stockholders for the year ended Dec. 31, 1996 - Part II
(2) Portions of the Registrant's Proxy Statement for the 1997 Annual Meeting of Shareholders - Part III Transitional Small Business Disclosure Format.
      Yes __   No X

                          10-KSB CROSS REFERENCE INDEX

                                      Part I                            Page

    Item 1     Description of Business                                    72
    Item 2     Description of Property                                    83
    Item 3     Legal Proceedings                                          83
    Item 4     Submission of Matters to a Vote of Security Holders       None

                                     Part II

    Item 5     Market for Common Equity and Related Stockholder           12
               Matters
    Item 6     Management's Discussion and Analysis of Financial          13
               Position and Operations
    Item 7     Financial Statements                                       39
    Item 8     Changes In and Disagreements with Accountants on          None
               Accounting and Financial Disclosure

                                    Part III

    Item 9     Directors and Executive Officers                           *
   Item 10     Executive Compensation                                     *
   Item 11     Security Ownership of Certain Beneficial Owners            *
               and Management
   Item 12     Certain Relationships and Related Transactions             *
                                     Part IV
   Item 13     Exhibits and Reports on  Form 8-K                          86


* Incorporated by reference to the Registrant's Proxy Statement for the 1997 Annual Meeting of Shareholders

                                     PART I

Item 1.  Description of Business

Form of organization

          Community Bankshares, Inc. (CBI) is a South Carolina corporation and a bank holding company. CBI commenced operations on July 1, 1993, upon effectiveness of the acquisition of the Orangeburg National Bank as a wholly owned subsidiary. In June 1996 CBI acquired all the stock of Sumter National Bank, which is also a wholly owned subsidiary.

          Orangeburg National Bank (the Orangeburg bank) is a national bank, chartered in 1987, operating from two offices located in Orangeburg, South Carolina.

          Sumter National Bank (the Sumter bank) is a national bank, chartered in 1996, operating from one office located in Sumter, South Carolina.

Business of banking

          The Banks offer a full array of commercial bank services. Deposit services include business and personal checking accounts, NOW accounts, savings accounts, money market accounts, various term certificates of deposit, IRA accounts, and other deposit services. Deposits are insured up to applicable limits by the Federal Deposit Insurance Corporation. Most of the Banks' deposits are attracted from individuals and small businesses.

          The Banks offer secured and unsecured, short-to-intermediate term loans, with floating and fixed interest rates for commercial and consumer purposes. Consumer loans include: car loans, home equity improvement loans secured by first and second mortgages, personal expenditure loans, education loans, and the like. Commercial loans include short term unsecured loans, short and intermediate term real estate mortgage loans, loans secured by listed stocks, loans secured by equipment, inventory, accounts receivable, and the like. The Banks do not and will not discriminate against any applicant for credit on the basis of race, color, creed, sex, age, marital status, familial status, handicap, or derivation of income from public assistance programs.

          Other services offered by the Banks include safe deposit boxes, night depository service, VISA and Master Card charge cards (through a correspondent), tax deposits, sale of U.S. Treasury bonds, notes and bills and other U. S. government securities (through a correspondent), and twenty-four hour automated teller service. Each of the banks has an ATM and they are both part of the Honor and Cirrus networks.

Competition

          The market for financial institutions in Orangeburg and Sumter is highly competitive. Banks generally compete with other financial institutions through the banking services and products offered, the pricing of services, the level of service provided, the convenience and availability of services, and the degree of expertise and personal concern with which services are offered. Both banks encounter strong competition from most of the financial institutions in their market areas. The market area for the Orangeburg bank generally encompasses an area extending nine miles around the city of Orangeburg. The market area for the Sumter bank generally encompasses the county of Sumter. In the conduct of certain banking business, the Banks also compete with credit unions, consumer finance companies, insurance companies, money market mutual funds, and other financial institutions, some of which are not subject to the same degree of regulation and restrictions imposed upon the Banks. Many of these competitors have substantially greater resources and lending limits than the Banks and offer certain services, such as international banking and trust services, that the Banks do not provide. The Banks believe, however, that their relatively small size permits them to offer more personalized services than many of their competitors. The Banks attempt to compensate for their lower lending limits by participating larger loans with other institutions, often with each other.

          Most of the other financial institutions in the Orangeburg and Sumter areas are branch offices of large, regional banks. The financial institution with the largest deposit base in Orangeburg County is First National Bank with deposits of $144 million. The following chart illustrates the relative position of the banks and other financial institutions in the marketplace in terms of their deposits as of June 30, 1996, 1995 and 1994.

                   Orangeburg, S. C. Comparative Bank Deposits

                                           June 1996                       June 1995                   June 1994
                                     -----------------------         ---------------------     -----------------------
                                                                                                                           % change
                                                                                                                           from 1994
              Bank                   Deposit $     % market          Deposit $    % market     Deposit $     % market       to 1996
                                                                 (Dollar amounts in millions)
First National  Bank                 $    141        28.9%          $ 123           25.7%    $   119           25.3%           18.4%
First Union National Bank                  68        13.9%             70           14.6%         70           14.8%           -3.0%
NationsBank                               104        21.4%            106           22.3%        104           22.1%            0.0%
BB&T                                       92        18.8%            100           21.0%        104           22.1%          -11.9%
Others                                      5         1.0%              5            1.1%          6            1.2%          -10.7%
Orangeburg National Bank                   78        16.0%             73           15.3%         69           14.6%           13.2%
                                     --------       -----           -----          -----     -------          -----           -----
Total deposits                       $    488       100.0%          $ 477          100.0%    $   472          100.0%            3.4%
                                     ========       =====           =====          =====     =======          =====           =====

Source:  1997 Branches of South Carolina, Sheshunoff Information Services

          The financial institution with the largest deposit base in Sumter County is SAFE (Shaw Air Force Employees) Federal Credit Union with deposits of $192 million. The following chart illustrates the relative position of the banks and other financial institutions in the marketplace in terms of their deposits as of June 30, 1996, 1995 and 1994. (As of June 30, 1996, Sumter National Bank had been in business for twenty days.)

                     Sumter, S. C. Comparative Bank Deposits

                                     June 1996                      June 1995                         June 1994
                              ----------------------         ------------------------          ----------------------
                                                                                                                          % change
                                                                                                                          from 1994
              Bank            Deposit $    % market          Deposit $       % market          Deposit $     % market      to 1996
                                                           (Dollar amounts in millions)
BB&T                          $    96          13.7%         $   96              14.3%          $  105           16.1%       -8.8%
First Union NB                     23           3.3%             20               3.0%              22            3.4%        5.0%
National Bk of SC                 167          23.9%            172              25.6%             164           25.3%        1.8%
NationsBank                        78          11.2%             70              10.4%              68           10.5%       15.1%
Sumter NB                           2           0.3%              -               0.0%               -            0.0%
Wachovia Bk of SC                 139          19.9%            131              19.6%             117           18.1%       18.5%
SAFE FCU                          192          27.4%            179              26.7%             171           26.3%       12.2%
Sumter City CU                      2           0.3%              2               0.3%               2            0.3%       14.3%
                              -------         -----          ------             -----           ------          -----        ----
Total deposits                $   699         100.0%         $  670             100.0%          $  649          100.0%        7.7%
                              =======         =====          ======             =====           ======          =====        ====

Source:  1997 Branches of South Carolina, Sheshunoff Information Services



Dependence on Major Customers

          The Banks do not consider themselves dependent on any single customer or small group of customers, either in the deposit or lending areas.

Effect of Government Regulation

General

          CBI and the Banks are extensively regulated under federal and state law. To the extent that the following information describes statutory or regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Any change in applicable laws may have a material effect on the business and prospects of CBI. The operations of CBI may be affected by possible legislative and regulatory changes and by the monetary policies of the United States.

          CBI. As a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHCA"), CBI is subject to regulation and supervision by the Board of Governors of the Federal Reserve System (the
"Federal Reserve"). Under the BHCA CBI's activities and those of its subsidiaries are limited to banking, managing or controlling banks, furnishing services to or performing services for its subsidiaries or engaging in any other activity that the Federal Reserve determines to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The BHCA prohibits CBI from acquiring direct or indirect control of more than 5% of any class of outstanding voting stock, or substantially all of the assets of any bank, or merging or consolidating with another bank holding company without prior approval of the Federal Reserve.

          Additionally, the BHCA prohibits CBI from engaging in or from acquiring ownership or control of more than 5% of the outstanding voting stock of any company engaged in a nonbanking business unless such business is determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be properly incident thereto. The BHCA generally does not place territorial restrictions on the activities of such nonbanking-related entities.

          There are a number of obligations and restrictions imposed on bank holding companies and their depository institution subsidiaries by law and regulatory policy that are designed to minimize potential loss exposure to the depositors of such depository institutions and to the FDIC insurance funds in the event the depository institution becomes in danger of defaulting or in default under its obligations to repay deposits. For example, under current federal law, to reduce the likelihood of receivership of an insured depository institution subsidiary, a bank holding company is required to guarantee the compliance of any insured depository institution subsidiary that may become "undercapitalized" within the terms of any capital restoration plan filed by such subsidiary with its appropriate federal banking agency up to the lesser of
(i) an amount equal to 5% of the institution's total assets at the time the institution became undercapitalized, or (ii) the amount that is necessary (or would have been necessary) to bring the institution into compliance with all applicable capital standards as of the time the institution fails to comply with such capital restoration plan in order to have the restoration plan approved. Under a policy of the Federal Reserve with respect to bank holding company operations, a bank holding company is required to serve as a source of financial strength to its subsidiary depository institutions and to commit resources to support such institutions in circumstances where it might not do so absent such policy. The Federal Reserve also has the authority under the BHCA to require a bank holding company to terminate any activity or relinquish control of a nonbank subsidiary (other than a nonbank subsidiary of a bank) upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any subsidiary depository institution of the bank holding company. Further, federal law grants federal bank regulatory authorities additional discretion to require a bank holding company to divest itself of any bank or nonbank subsidiary if the agency determines that divestiture may aid the depository institution's financial condition.

          In addition, the "cross-guarantee" provisions of the Federal Deposit Insurance Act (FDIA) require insured depository institutions under common control to reimburse the FDIC for any loss suffered or reasonably anticipated by either the Savings Association Insurance Fund (SAIF) or the Bank Insurance Fund
(BIF) as a result of the default of a commonly controlled insured depository institution or for any assistance provided by the FDIC to a commonly controlled insured depository institution in danger of default. The FDIC may decline to enforce the cross-guarantee provisions if it determines that a waiver is in the best interest of the SAIF or the BIF, or both. The FDIC's claim for damages is superior to claims of stockholders of the insured depository institution or its holding company but is subordinate to claims of depositors, secured creditors and holders of subordinated debt (other than affiliates) of the commonly controlled insured depository institutions.

          The FDIA also provides that amounts received from the liquidation or other resolution of any insured depository institution by any receiver must be distributed (after payment of secured claims) to pay the deposit liabilities of the institution prior to payment of any other general or unsecured senior liability, subordinated liability, general creditor or stockholder. This provision would give depositors a preference over general and subordinated creditors and stockholders in the event a receiver is appointed to distribute the assets of the Bank.

          Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to priority of payment.

          Under the National Bank Act, if the capital stock of a national bank is impaired by losses or otherwise, the OCC is authorized to require payment of the deficiency by assessment upon the Bank's shareholders, pro rata, and to the extent necessary, if any such assessment is not paid by any shareholder after three months, to sell the stock of such shareholder to make good the deficiency.

          As a bank holding company registered under the South Carolina Bank Holding Company Act, CBI also is subject to regulation by the State Board of Financial Institutions (the "State Board"). Consequently, CBI must receive the approval of the State Board prior to engaging in certain acquisitions of banking institutions or assets. CBI must also file with the State Board periodic reports with respect to its financial condition and operations, management, and intercompany relationships between CBI and its subsidiaries.

          Dividends. The holders of CBI common stock are entitled to receive dividends when and if declared by the Board of Directors out of funds legally available therefor. CBI is a legal entity separate and distinct from the Banks and depends for its revenues primarily on the payment of dividends from the Banks. Current federal law would prohibit, except under certain circumstances and with prior regulatory approval, an insured depository institution, such as the Banks, from paying dividends or making any other capital distribution if, after making the payment or distribution, the institution would be considered "undercapitalized," as that term is defined in applicable regulations.

          The Banks. The Banks are both nationally chartered banking associations subject to supervision by the Office of the Comptroller of the
Currency (the "OCC"). National banks are subject to various statutory requirements and rules and regulations promulgated and enforced primarily by the OCC and the FDIC. These statues, rules and regulations relate to insurance of deposits, required reserves, allowable investments, loans, mergers, consolidations, issuance of securities, payment of dividends, establishment of branches and other aspects of the business of the Banks. The FDIC has broad authority to prohibit the Banks from engaging in what it determines to be unsafe or unsound banking practices. The Banks also are subject to various other state and federal laws and regulations, including state usury laws, laws relating to fiduciaries, consumer credit and equal credit and fair credit reporting laws.

          Capital Adequacy. National banks are required to comply with the OCC's risk-based capital guidelines. Under the guidelines, the minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) was 8%. At least half of the total capital is required to be "Tier I capital," principally consisting of common shareholders' equity, non cumulative perpetual preferred stock, and minority interests in the equity accounts of consolidated subsidiaries, less certain goodwill items. The remainder ("Tier II capital") may consist of a limited amount of subordinated debt, certain hybrid capital instruments and other debt securities, cumulative perpetual preferred stock, long term preferred stock, convertible preferred stock, and a limited amount of the general loan loss allowance. In addition to the risk-based capital ratio, the OCC has adopted a minimum level for the ratio of Tier 1 capital to average total assets ("Tier 1 Leverage Ratio") under which a national bank must maintain a minimum level of tier 1 capital to average total consolidated assets of at least 3% in the case of a national bank which has the highest regulatory examination rating and is not contemplating growth or significant expansion. All other national banks are expected to maintain a ratio of at least 1% to 2% above the stated minimum.

          The Orangeburg bank had a Tier I Capital to risk weighted assets ratio in excess of 13% as of December 31, 1996. The Sumter bank had a Tier I Capital to risk weighted assets ratio in excess of 28% as of December 31, 1996.

          Failure to meet capital guidelines could subject the Banks to a variety of enforcement remedies, including the termination of deposit insurance by the FDIC and a prohibition on the taking of brokered deposits.

          Bank regulators frequently indicate their desire to raise capital requirements applicable to banking organizations beyond their current levels. See "Federal Deposit Insurance Improvement Act of 1991" for a discussion of certain proposed regulations relating to risk-based capital requirements. Management of the Bank is unable to predict whether and when higher capital requirements would be imposed and, if so, at what levels and on what schedule.

Dividends

          If a national bank's surplus fund equals the amount of its capital stock, the directors may declare quarterly, semiannual or annual dividends out of the bank's net profits, after deduction of losses and bad debts. If the surplus fund does not equal the amount of capital stock, a dividend may not be paid until one-tenth of the bank's net profits of the preceding half year, in the case of quarterly or semi-annual dividends, or the preceding two years, in the case of an annual dividend, are transferred to the surplus fund. Prior approval of the OCC for the payment of dividends if the total of all dividends declared by the board of directors of such bank in any year will exceed the total of (i) such bank's retained net profits (as defined and interpreted by regulation) for that year plus (ii) the retained net profits (as defined and interpreted by regulation) for the preceding two years, less any required transfers to surplus.

          In 1990, the OCC issued a regulation that redefines certain of the terms and methods of calculation used in these two dividend restrictions. The rule, among other things, changes the methodology of calculating net profits to be more consistent with generally accepted accounting principles, with the result that provisions for possible credit losses cannot be added back to net income and charge-offs cannot be deducted from net income in calculating the levels of net profits available for the payment of dividends. The Bank does not believe that the regulation will have a material effect on its ability to pay dividends.

          The payment of dividends by the Banks may also be affected or limited by other factors, such as the requirements to maintain adequate capital above regulatory guidelines. In addition, if, in the opinion of the applicable regulatory authority, a bank under its jurisdiction is engaged in or is about to engage in an unsafe or unsound practice (which, depending on the financial condition of the Bank, could include the payment of dividends), such authority may require, after notice and hearing, that such bank cease and desist from such practice. The OCC has indicated that paying dividends that deplete a national bank's capital base to an inadequate level would be an unsafe and unsound banking practice. The Federal Reserve, the OCC and the FDIC have issued policy statements which provide that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

          The Banks' dividends are paid to the Corporation. From those dividends the Board of Directors of the Corporation may elect to pay dividends to the shareholders of the Corporation. Accordingly, any restriction on the ability of the Banks to pay dividends will indirectly restrict the ability of the Corporation to pay dividends.

Federal Deposit Insurance Corporation Improvement Act of 1991

          The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") required each federal banking agency to revise its risk-based capital standards to ensure that those standards take adequate account of interest rate risk, concentration of credit risk and the risk of nontraditional activities, as well as reflect the actual performance and expected risk of loss on multifamily mortgages. The Federal Reserve, the FDIC and the OCC have issued a joint rule amending the capital standards to specify that the banking agencies will include in their evaluations of a bank's capital adequacy an assessment of the exposure to declines in the economic value of the bank's capital due to changes in interest rates. The agencies have also issued a joint policy statement that provides bankers guidance on sound practices for managing interest rate risk. The policy statement identifies the key elements of sound interest rate risk management and describes prudent principles and practices for each element, emphasizing the importance of adequate oversight by a bank's board of directors and senior management and of a comprehensive risk management process. The policy statement also outlines the critical factors that will affect the agencies' evaluation of a bank's interest rate risk when making a determination of capital adequacy. In adopting the policy statement, the agencies have asserted their intention to continue to place significant emphasis on the level of a bank's interest rate risk exposure and the quality of its risk management process when evaluating a bank's capital adequacy.

          The  Federal  Reserve,  the  FDIC,  the OCC and the  Office  of Thrift
Supervision have also issued a joint rule amending the risk-based capital guidelines to take account of concentration of credit risk and the risk of non-traditional activities. The rule amends each agency's risk-based capital standards by explicitly identifying concentration of credit risk and the risk arising from other sources, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy.

          CBI does not believe that these rules and proposed policy statement will have a material impact on the capital requirements of the Banks or CBI.

Insurance

          As FDIC-insured institutions, the Banks are subject to insurance assessments imposed by the FDIC. Under current law, the insurance assessment to be paid by FDIC-insured institutions shall be as specified in a schedule required to be issued by the FDIC that specifies, at semiannual intervals, target reserve ratios designed to increase the FDIC insurance fund's reserve ratio to 1.25% of estimated insured deposits (or such higher ratio as the FDIC may determine in accordance with the statute) in 15 years. Further, the FDIC is authorized to impose one or more special assessments in any amount deemed necessary to enable repayment of amounts borrowed by the FDIC from the United State Department of the Treasury.

          Effective December 11, 1996, the FDIC implemented a risk-based assessment schedule, that requires assessments ranging from 0.00% to 0.27% of an institution's average assessment base. The actual assessment to be paid by each FDIC-insured institution is based on the institution's assessment risk classification, which is determined based on whether the institution is considered "well capitalized," "adequately capitalized" or "undercapitalized," as such terms have been defined in applicable federal regulations adopted to implement the prompt corrective action provisions of FDICIA (see "Other Safety and Soundness Regulations"), and whether such institution is considered by its supervisory agency to be financially sound or to have supervisory concerns. As a result of the current provisions of federal law, the assessment rates on deposits could increase over the next 15 years over present levels. Based on the current financial condition and capital levels of the Banks, CBI does not expect that the current FDIC risk-based assessment schedule will have a material adverse effect on the Banks' earnings. The Banks' risk-based insurance assessments currently are set at 0.00% for the first half of 1997.

Other Safety and Soundness Regulations

          Prompt Corrective Action. Current law provides the federal banking agencies with broad powers to take prompt corrective action to resolve problems of insured depository institutions. The extent of these powers depends upon whether the institutions in question are "well capitalized", "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." Under uniform regulations defining such capital levels issued by each of the federal banking agencies, a bank is considered "well capitalized" if it has (i) a total risk-based capital ratio of 10% or greater, (ii) a Tier 1 risk-based capital ratio of 6% or greater, (iii) a leverage ratio of 5% or greater, and (iv) is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure. An "adequately capitalized " bank is defined as one that has (i) a total risk-based capital ratio of 8% or greater, (ii) a Tier 1 risk-based capital ratio of 4% or greater, and (iii) a leverage ratio of 4% or greater (or 3% or greater in the case of a bank with a composite CAMEL rating of 1). A bank is considered (A) "undercapitalized" if it has (i) a total risk-based capital ratio of less than 8%, (ii) a Tier 1 risk-based capital ratio of less than 4%, or
(iii) a leverage ratio of less than 4% (or 3% in the case of a bank with a composite CAMEL rating of 1); (B) "significantly undercapitalized" if the bank has (i) a total risk-based capital ratio of less than 6%, or (ii) a Tier 1 risk-based capital ratio of less than 3%, or (iii) a leverage ratio of less than 3%; and (C) "critically undercapitalized" if the bank has a ratio of tangible equity to total assets equal to or less than 2%. The Banks currently meet the definition of well capitalized.

          Brokered Deposits. Current federal law also regulates the acceptance of brokered deposits by insured depository institutions to permit only a "well capitalized" depository institution to accept brokered deposits without prior regulatory approval. Under FDIC regulations, "well capitalized" insured depository institutions may accept brokered deposits without restriction, "adequately capitalized" insured depository institutions may accept brokered deposits with a waiver from the FDIC (subject to certain restrictions on payments of interest rates) while "undercapitalized" insured depository institutions may not accept brokered deposits. The regulations provide that the definitions of "well capitalized," "adequately capitalized" and "under capitalized" are the same as the definitions adopted by the agencies to implement the prompt corrective action provisions of FDICIA (as described in the previous paragraph). CBI does not believe that these regulations will have a material adverse effect on its current operations.

          Other FDICIA Regulations. To facilitate the early identification of problems, FDICIA required the federal banking agencies to review and, under certain circumstances, prescribe more stringent accounting and reporting requirements than those required by generally accepted accounting principles. The OCC has proposed regulations implementing those provisions. The rule, among other things, requires that management report on the institution's responsibility for establishing and maintaining an internal control structure and procedures for financial reporting and compliance with designated laws and regulations concerning safety and soundness.

          FDICIA required each of the federal banking agencies to develop regulations addressing certain safety and soundness standards for insured depository institutions (such as the Banks) and depository institution holding companies (such as CBI), including operational and managerial standards, asset quality, earnings and stock valuation standards, as well as compensation standards (but not dollar levels of compensation). On September 23, 1994, the Riegle Community Development and Regulatory Improvement Act of 1994 amended the 1991 Banking Law to authorize the agencies to establish safety and soundness standards by regulation or by guideline. Accordingly, the federal banking agencies have issued Interagency Guidelines Establishing Standards for Safety and Soundness, which set forth general operational and managerial standards in the areas of internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and compensation, fees and benefits. The Guidelines also prohibit payment of excessive compensation as an unsafe and unsound practice. Compensation is defined as excessive if it is unreasonable or disproportionate to the services actually performed. Bank holding companies are not subject to the Guidelines. The Guidelines contemplate that each federal agency will determine compliance with these standards through the examination process, and if necessary to correct weaknesses, require an institution to file a written safety and soundness compliance plan. CBI does not expect the Guidelines to materially change current operations of Orangeburg National Bank or Sumter National Bank.

Community Reinvestment Act

          The Banks are subject to the requirements of the Community Reinvestment Act (the "CRA"). The CRA requires that financial institutions have an affirmative and ongoing obligation to meet the credit needs of their local communities, including low and moderate-income neighborhoods, consistent with the safe and sound operation of those institutions. Each financial institution's efforts in meeting community credit needs are evaluated as part of the examination process pursuant to twelve assessment factors. These factors also are considered in evaluating mergers, acquisitions and applications to open a branch or facility. The Orangeburg bank received a satisfactory rating in its most recent evaluation. Because it has only recently opened, the Sumter bank has not yet been evaluated.

          The federal banking agencies, including the OCC, have issued a joint rule that changes the method of evaluating an institution's CRA performance. The new rule evaluates institutions based on their actual performance (rather than efforts) in meeting community credit needs. Subject to certain exceptions, the OCC assesses the CRA performance of a bank by applying lending, investment and service tests. The lending test evaluates a bank's record of helping to meet the credit needs of its assessment area through its lending activities by considering a bank's home mortgage, small business, small farm, community development, and consumer lending. The investment test evaluates a bank's record of helping to meet the credit needs of its assessment area through qualified investments that benefit its assessment area or a broader statewide or regional area that includes the bank's assessment area. The service test evaluates a bank's record of helping the community meet the credit needs of its assessment area by analyzing both the availability and effectiveness of a bank's systems for delivering retail banking services and the extent and innovativeness of its community development services. The OCC assigns a rating to a bank of "outstanding," "satisfactory," "needs to improve," or "substantial noncompliance" based on the bank's performance under the lending, investment and service tests. To evaluate compliance with the tests, subject to certain exceptions, banks are required to collect and report to the OCC extensive demographic and loan data.

          For banks with total assets of less than $250 million that are affiliates of a holding company with banking and thrift assets of less than $1 billion, such as the Banks and CBI, the OCC evaluates the bank's record of helping to meet the credit needs of its assessment area pursuant to the following criteria: (1) the bank's loan-to-deposit ratio, adjusted for seasonal variation and, as appropriate, other lending-related activities, such as loan originations for sale to the secondary markets, community development loans, or qualified investments; (2) the percentage of loans and as appropriate, other lending-related activities located in the bank's assessment area; (3) the bank's record of lending to and, as appropriate, engaging in other lending-related activities for borrowers of different income levels and businesses and farms of different sizes; (4) the geographic distribution of the bank's loans; and (5) the bank's record of taking action, if warranted, in response to written complaints about its performance in helping to meet credit needs in its assessment area. Small banks may also elect to be assessed under the generally applicable standards of the rule, but to do so a small bank must collect and report extensive data.

          A bank may also submit a strategic plan to the OCC and be evaluated on its performance under the plan.

Transactions Between CBI, Its Subsidiaries and Affiliates

          The Banks are subject to certain restrictions on extensions of credit to executive officers, directors, principal stockholders or any related interest of such persons. Extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons; and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. Aggregate limitations on extensions of credit also may apply. The Banks are also subject to certain lending limits and restrictions on overdrafts to such persons.

          Subsidiary banks of a bank holding company are subject to certain restrictions imposed by the Federal Reserve Act on extensions of credit to the bank holding company or its non bank subsidiary, on investments in their securities and on the use of their securities as collateral for loans to any borrower. Such restrictions may limit CBI's ability to obtain funds from its bank subsidiaries for its cash needs, including funds for acquisitions, interest and operating expenses.

          In addition, under the BHCA and certain regulations of the Federal Reserve, a bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with any extension of credit, lease or sale of property or furnishing of services. For example, a subsidiary may not generally require a customer to obtain other services from any other subsidiary or the holding company parent, and may not require the customer to promise not to obtain other services from a competitor, as a condition to an extension of credit to the customer.

Interstate Banking

          In July 1994, South Carolina enacted legislation which effectively provides that, after June 30, 1996, out-of-state bank holding companies (including bank holding companies in the Southern Region, as defined under the statute) may acquire other banks or bank holding companies having offices in South Carolina upon the approval of the South Carolina State Board of Financial Institutions and assuming compliance with certain other conditions, including that the effect of the transaction not lessen competition and that the laws of the state in which the out-of-state bank holding company filing the applications has its principal place of business permit South Carolina bank holding companies to acquire banks and bank holding companies in that state. Although such legislation may increase takeover activity in South Carolina, CBI does not believe that such legislation will have a material impact on its competitive position. However, no assurance of such fact may be given.

          Congress has enacted the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, which will increase the ability of bank holding companies and banks to operate across state lines. Under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, the existing restrictions on interstate acquisitions of banks by bank holding companies will be repealed one year following enactment, such that CBI and any other bank holding company located in South Carolina would be able to acquire a bank located in any other state, and a bank holding company located outside South Carolina could acquire any South Carolina-based bank, in either case subject to certain deposit percentage and other restrictions. The legislation also provides that, unless an individual state elects beforehand either (i) to accelerate the effective date or (ii) to prohibit out-of-state banks from operating interstate branches within its territory, on or after June 1, 1997, adequately capitalized and managed bank holding companies will be able to consolidate their multistate bank operations into a single bank subsidiary and to branch interstate through acquisitions. De novo branching by an out-of-state bank would be permitted only if it is expressly permitted by the laws of the host state. The authority of a bank to establish and operate branches within a state will continue to be subject to applicable state branching laws. South Carolina law was amended, effective July 1, 1996, to permit such interstate branching but not de novo branching by an out of state bank. CBI believes that this legislation may result in increased takeover activity of South Carolina financial institutions by out-of-state financial institutions. However, CBI does not presently anticipate that such legislation will have a material impact on its operations or future plans.

Change in Bank Control

          The BHCA and the Change in Bank Control Act, together with regulations promulgated by the Federal Reserve, require that, depending on the particular circumstances, either Federal Reserve approval must be obtained or notice must be furnished to the Federal Reserve and not disapproved prior to any person or company acquiring control of a bank holding company, such as CBI subject to certain exemptions for certain transactions. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more but less than 25% of any class of voting securities and either the company has registered securities under Section 12 of the Exchange Act (which CBI has done with respect to its common stock) or no other person will own a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenge of the rebuttable control presumption.

          Approval of Senior Officers. Banks and their holding companies which have undergone a change in control within the past two years or which have been deemed by their primary federal bank regulator to be troubled institutions must give their primary federal bank regulator or the Federal Reserve, respectively, 30 days prior notice of the appointment of senior executive officer or director. Within the 30 day period, their primary federal bank regulator or the Federal Reserve, as the case may be, may approve or disapprove any such appointment. Neither CBI nor the Orangeburg bank currently meet the criteria which trigger this additional approval. As a newly chartered bank, the Sumter bank is subject to this requirement.

Other Regulations

          Interest and certain other charges collected or contracted for by the Banks are subject to state usury laws and certain federal laws concerning interest rates. The Banks' loan operations are also subject to certain federal laws applicable to credit transactions, such as the federal Truth-In-Lending Act governing disclosures of credit terms to consumer borrowers, CRA requiring financial institutions to meet their obligations to provide for the total credit needs of the communities it serves, including investing its assets in loans to low- and moderate-income borrowers, the Home Mortgage Disclosure Act of 1975 requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves, the Equal Credit Opportunity Act prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit, the Fair Credit Reporting Act of 1978 governing the use and provision of information to credit reporting agencies, the Fair Debt Collection Act governing the manner in which consumer debts may be collected by collection agencies, and the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws. The deposit operations of the Banks also are subject to the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records, and the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve to implement that act, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Monetary Policy

          The Banks are directly affected by government monetary policy and by regulatory measures affecting the banking industry in general. Of primary importance is the Federal Reserve Board, whose actions directly affect the money supply and, in general, affect the Banks' lending abilities by increasing or decreasing the cost and availability of funds to banks. The Federal Reserve System regulates the availability of bank credit in order to combat recession and curb inflationary pressures in the economy by open market operations in United States government securities, changes in the discount rate on member bank borrowings, changes in reserve requirements against bank deposits and limitations on interest rates which banks may pay on time and savings deposits.

          Deregulation of interest rates paid by banks on deposits and the types of deposits that may be offered by banks has eliminated minimum balance requirements and rate ceilings on various types of time deposit accounts. The effect of these specific actions and, in general, the deregulation of deposit interest rates have increased banks' costs of funds and made them more sensitive to fluctuations in money market rates.

          In view of changing conditions in the national economy and money markets, as well as the effect of actions by monetary and fiscal authorities, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or the business and earnings of the Banks.

Employees

          At December 31, 1996, the Corporation employed 54 full time equivalent employees and 5 part-time employees. Management believes that its employee relations are excellent.

Item 2.  Description of Property

          The Corporation's Orangeburg bank owns land located at 1820 Columbia Road NE, in Orangeburg, South Carolina. The Orangeburg bank maintains its main office at this address. The total investment in this real estate was $245,000. The Bank operates from a one story building of approximately 7,000 square feet. The Bank's investment in the building is $532,000.

          The Orangeburg bank also owns a branch facility at the corner of Broughton and Glover Streets in Orangeburg. The Bank's investment in the land is $120,000. The Bank's investment in the building plus its improvements and renovations is approximately $135,000. The Corporation's offices are also headquartered at this location.

          The foregoing properties are owned in fee simple by the Orangeburg bank. Management believes that insurance coverage on the foregoing properties is adequate.

          The Corporation's Sumter bank owns land located at 683 Bultman Drive, in Sumter, South Carolina. The Sumter bank maintains its main office at this address. The total investment in this real estate was $317,000. The Bank operates from a one story building of approximately 6,500 square feet. The Bank's investment in the building is $606,000.

          The foregoing property is owned in fee simple by the Sumter bank. Management believes that insurance coverage on the foregoing properties is adequate.

Item 3.  Legal Proceedings

          None.

Item 4.  Submission of Matters to a Vote of Security Holders

          No matters were submitted for a vote of the security holders during the fourth quarter of 1996.


                                     PART II

Item 5.  Market for Common Equity and Related Stockholder Matters

          The information set forth under the caption "Market for the Corporation's Common Stock and Related Security Holder Matters" in the Annual Report to Shareholders for the year ended December 31, 1996 (the "1996 Annual Report") is incorporated herein by reference.

          The Corporation has not sold any of its securities other than pursuant to an offering registered under the Securities Act of 1933 during the period covered by this report.

Item 6. Management's Discussion and Analysis of Financial Position and Results of Operations

          The information set forth under the caption "Management's Discussion and Analysis of Financial Position and Results of Operations" in the 1996 Annual Report is incorporated herein by reference.

Item 7.  Financial Statements

          The information set forth under the caption "Financial Statements" in the 1996 Annual Report is incorporated herein by reference.

Item 8. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

          There were no disagreements with or changes in accountants.


                                    PART III

Item 9.  Directors and Executive Officers

          The information set forth under the caption "Directors and Executive Officers" in the Proxy Statement to be used in conjunction with the 1997 Annual

Meeting of Shareholders (the "Proxy Statement"), which will be filed within 120 days of the Corporation's fiscal year end, is incorporated herein by reference.

Item 10.  Executive Compensation

          The information set forth under the caption "Executive Compensation" in the Proxy Statement is incorporated herein by reference.

Item 11.  Security Ownership of Certain Beneficial Owners and Management

          The information set forth under the caption "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

Item 12.  Certain Relationships and Related Transactions

          The information set forth under the caption "Certain Relationships and
Related   Transactions"  in  the  Proxy  Statement  is  incorporated  herein  by reference.

Item 13.  Exhibits and Reports on Form 8-K

Exhibit No.(from         Description
item 601 of SB)

          (3)       Articles   of   Incorporation   and   By-laws,   as  amended
                    (incorporated   by  reference  to  exhibits   filed  in  the
                    Registrant's Form 10-KSB filed March 30, 1995).

          (4) Stock certificate (incorporated by reference to exhibits filed in the Registrant's Registration Statement on Form S-2, filed September 11, 1995, Commission File No. 33-96746).

          (10)      Form of Unqualified Stock Options

          (13) Portions of the Annual Report to Shareholders for the Year Ended December 31, 1996

          (21) Subsidiaries of the registrant (incorporated by reference to exhibits filed in the Registrant's Registration Statement on Form S-2, filed September 11, 1995, Commission File No. 33-96746).

          (23)      Consent of J. W. Hunt and Company, LLP

          (27)      Financial data schedule

Reports on Form 8-K.  None.

Signatures

          In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      DATED: March 17, 1997

By:  s/Hugo S. Sims, Jr.
Hugo S. Sims, Jr.,
Chief Executive Officer and Chairman of the Board of Directors

By  s/William W. Traynham, Jr.
William W. Traynham, Jr.
 President, Chief Financial Officer, and Director

          In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

s/E. J. Ayers, Jr.                                     March 17, 1997
E. J. Ayers, Jr., Director

s/ Alvis J. Bynum                                      March 17, 1997
Alvis J. Bynum, Director

s/ Martha Rose C. Carson                               March 17, 1997
Martha Rose C. Carson, Director

s/ Anna O. Dantzler                                    March 17, 1997
Anna O. Dantzler, Director

s/J. M. Guthrie                                        March 17, 1997
J. M. Guthrie, Director

s/William H. Nock                                      March 17, 1997
William H. Nock, Director

s/ Phil P. Leventis                                    March 17, 1997
Phil P. Leventis, Director

s/ Samuel F. Reid, Jr.                                 March 17, 1997
Samuel F. Reid, Jr., Director

s/ J. Otto Warren, Jr.                                 March 17, 1997
J. Otto Warren, Jr., Director

s/ Michael A. Wolfe, II                                March 17, 1997
Michael A. Wolfe, II, Director

s/ Russell S. Wolfe, II                                March 17, 1997
Russell S. Wolfe, II, Director

                                  [BACK COVER]

[LOGO - Square with                Community
 rounded corners containing        Bankshares Inc
 a broad striped field with        A South Carolina Bank Holding Company
 a silhouette of the
 State of South Carolina]


Telephone:               Street Address:               Mailing Address:
(803) 535-1060           791 Broughton Street          P. O. Box 2086
Fax (803) 535-1065       Orangeburg, SC 29115          Orangeburg, SC 29116
E-mail CmntyBkshr@aol.com

                 LISTED ON THE AMERICAN STOCK EXCHANGE AS "SCB"

                                   APPENDIX B
                         QUARTERLY REPORT ON FORM 10-QSB
                              FOR THE QUARTER ENDED
                               SEPTEMBER 30, 1997

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D. C. 20549


                                   FORM 10-QSB


               QUARTERLY REPORT PURSUANT TO SECTION 13 or 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For the quarterly period ended September 30, 1997         File number: 000-22054



                           COMMUNITY BANKSHARES, INC.
              (Exact Name of Small Business Issuer in its Charter)

            South Carolina                               57-0966962
  (State or Other Jurisdiction              (IRS Employer Identification Number)
  of Incorporation or Organization)


               791 Broughton St., Orangeburg, South Carolina 29115
                (Address of Principal Executive Office, Zip Code)


                                 (803) 535-1060
                           (Issuer's telephone number)



          Check whether the issuer (1) has filed all the reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the past 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X. No _.

          State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 2,626,476 shares of common stock outstanding as of October 31, 1997.

                                         10-QSB TABLE OF CONTENTS

                    Part I-Financial Statements                           Page
--------------------------------------------------------------------------------
      Item 1       Financial Statements ..............................     3
      Item 2       Management's Discussion and Analysis of
                   Financial Condition and ...........................     9
                   Results of Operations


                    Part II-Other Information
--------------------------------------------------------------------------------
      Item 6       Exhibits and Reports on Form 8-K ..................     19

                   COMMUNITY BANKSHARES, INC. - BALANCE SHEETS

                                                                                             UNAUDITED
                                                                                            September 30,               December 31,
        ASSETS                                                                                  1997                        1996
                                                                                                ----                        ----

Cash and due from other financial institutions:
    Non-interest bearing .......................................................            $   6,011,000             $   5,349,000
    Federal funds sold .........................................................                8,405,000                 1,300,000
                                                                                            -------------             -------------
        Total cash and cash equivalents ........................................               14,416,000                 6,649,000
Interest bearing deposits in other banks .......................................                1,341,000                   431,000
Investment securities:
    Securities held to maturity ................................................               17,407,000                15,027,000
    Securities available for sale ..............................................               13,834,000                10,761,000
Loans held for resale ..........................................................                  101,000                   295,000

Loans ..........................................................................               86,710,000                68,829,000
    Less, allowance for loan losses ............................................               (1,091,000)                 (876,000)
                                                                                            -------------             -------------
        Net loans ..............................................................               85,619,000                67,953,000
                                                                                            -------------             -------------

Premises and equipment .........................................................                2,797,000                 2,837,000
Accrued interest  receivable ...................................................                1,141,000                   855,000
Deferred income taxes ..........................................................                  332,000                   283,000
Other assets ...................................................................                  166,000                   370,000
                                                                                            -------------             -------------

        Total assets ...........................................................            $ 137,154,000             $ 105,461,000
                                                                                            =============             =============

        LIABILITIES AND SHAREHOLDERS'
        EQUITY

Deposits:
    Non-interest bearing .......................................................            $  15,836,000             $  13,337,000
    Interest bearing ...........................................................               98,988,000                76,514,000
                                                                                            -------------             -------------
        Total deposits .........................................................              114,824,000                89,851,000
Federal funds purchased and securities
    sold under agreements to repurchase ........................................                7,960,000                 1,744,000
Federal Home Loan Bank advances ................................................                1,060,000                 1,130,000
Other liabilities ..............................................................                  733,000                   632,000
                                                                                            -------------             -------------
        Total liabilities ......................................................              124,577,000                93,357,000
                                                                                            -------------             -------------

Shareholders' equity:
    Common stock
        No par, authorized shares 12,000,000, issued
        and outstanding 2,626,476 in 1997 and 1996 .............................                9,055,000                 9,064,000
    Retained earnings ..........................................................                3,517,000                 3,040,000
    Unrealized gain (loss) on securities available for sale.....................                    5,000                         -
                                                                                            -------------             -------------
        Total shareholders' equity .............................................               12,577,000                12,104,000
                                                                                            -------------             -------------

        Total liabilities and shareholders' equity .............................            $ 137,154,000             $ 105,461,000
                                                                                            =============             =============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                COMMUNITY BANKSHARES, INC. - STATEMENTS OF INCOME
                         Nine months ended September 30,

                                                                                                  1997                      1996
                                                                                               UNAUDITED                  UNAUDITED
                                                                                               ---------                  ---------
 Interest and dividend income:
    Interest and fees on loans .................................................            $   5,544,000             $   3,874,000
    Deposits with other financial institutions .................................                   54,000                    43,000
    Investment securities:
      Interest - U. S. Treasury and
        U. S. Government Agencies ..............................................                1,269,000                 1,172,000
      Dividends ................................................................                   32,000                    22,000
                                                                                            -------------             -------------
         Total investment securities ...........................................                1,301,000                 1,194,000
                                                                                            -------------             -------------
     Federal funds sold and securities
      purchased under agreements to resell .....................................                  183,000                   120,000
                                                                                            -------------             -------------
         Total interest and dividend income ....................................                7,082,000                 5,231,000
                                                                                            -------------             -------------

Interest expense:
    Deposits:
      Certificates of deposit of $100,000 or more ..............................                  624,000                   580,000
      Other ....................................................................                2,338,000                 1,698,000
                                                                                            -------------             -------------
         Total deposits ........................................................                2,962,000                 2,278,000
                                                                                            -------------             -------------
    Federal funds purchased and securities
      sold under agreements to repurchase ......................................                  118,000                    65,000
    Federal Home Loan Bank advances ............................................                   55,000                    57,000
                                                                                            -------------             -------------
         Total interest expense ................................................                3,135,000                 2,400,000
                                                                                            -------------             -------------
Net interest income ............................................................                3,947,000                 2,831,000
Provision for loan losses ......................................................                  258,000                   140,000
                                                                                            -------------             -------------
Net interest income after provision for loan losses ............................                3,689,000                 2,691,000
                                                                                            -------------             -------------

  Non-interest income:
    Service charges on deposit accounts ........................................                  399,000                   263,000
    Other ......................................................................                  160,000                    92,000
                                                                                            -------------             -------------
         Total non-interest income .............................................                  559,000                   355,000
                                                                                            -------------             -------------

Non-interest expense:
    Salaries and employee benefits .............................................                1,738,000                 1,329,000
    Premises and equipment .....................................................                  384,000                   270,000
    Other ......................................................................                  826,000                   579,000
                                                                                            -------------             -------------
         Total non-interest expense ............................................                2,948,000                 2,178,000
                                                                                            -------------             -------------
Net income before taxes ........................................................                1,300,000                   868,000
Provision for income taxes .....................................................                  428,000                   364,000
                                                                                            -------------             -------------
Net income after taxes .........................................................            $     872,000             $     504,000
                                                                                            =============             =============

Per common share:
    Weighted average shares outstanding ........................................                2,626,476                 2,397,220
                                                                                            =============             =============
    Net income per common share ................................................            $        0.33             $        0.21
                                                                                            =============             =============

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

                COMMUNITY BANKSHARES, INC. - STATEMENTS OF INCOME

                                                                                                  Quarter ended September 30,
                                                                                                1997                       1996
                                                                                              UNAUDITED                 UNAUDITED
                                                                                              ---------                 ---------
Interest and dividend income:
    Interest and fees on loans .................................................            $   1,998,000             $   1,371,000
    Deposits with other financial institutions .................................                   20,000                     5,000
    Investment securities:
      Interest - U. S. Treasury and
        U. S. Government Agencies ..............................................                  478,000                   410,000
      Dividends ................................................................                   10,000                     9,000
                                                                                            -------------             -------------
         Total investment securities ...........................................                  488,000                   419,000
                                                                                            -------------             -------------
    Federal funds sold and securities
      purchased under agreements to resell .....................................                   89,000                    72,000
                                                                                            -------------             -------------
         Total interest and dividend income ....................................                2,595,000                 1,867,000
                                                                                            -------------             -------------

Interest expense:
    Deposits:
      Certificates of deposit of $100,000 or more ..............................                  251,000                   188,000
      Other ....................................................................                  858,000                   624,000
                                                                                            -------------             -------------
         Total deposits ........................................................                1,109,000                   812,000
    Federal funds purchased and securities
      sold under agreements to repurchase ......................................                   57,000                    22,000
    Federal Home Loan Bank advances ............................................                   18,000                    19,000
                                                                                            -------------             -------------
         Total interest expense ................................................                1,184,000                   853,000
                                                                                            -------------             -------------
Net interest income ............................................................                1,411,000                 1,014,000
Provision for loan losses ......................................................                   81,000                    77,000
                                                                                            -------------             -------------
Net interest income after provision for loan losses ............................                1,330,000                   937,000
                                                                                            -------------             -------------

Non-interest income:
    Service charges on deposit accounts ........................................                  146,000                    91,000
    Other ......................................................................                   50,000                    29,000
                                                                                            -------------             -------------
         Total non-interest income .............................................                  196,000                   120,000
                                                                                            -------------             -------------

Non-interest expense:
    Salaries and employee benefits .............................................                  605,000                   523,000
    Premises and equipment .....................................................                  135,000                   115,000
    Other ......................................................................                  283,000                   229,000
                                                                                            -------------             -------------
         Total non-interest expense ............................................                1,023,000                   867,000
                                                                                            -------------             -------------
Net income before taxes ........................................................                  503,000                   190,000
Provision for income taxes .....................................................                  178,000                    80,000
                                                                                            -------------             -------------

Net income after taxes .........................................................            $     325,000             $     110,000
                                                                                            =============             =============

Per common share:
    Weighted average shares outstanding ........................................                2,626,476                 2,337,968
                                                                                            =============             =============
    Net income per common share ................................................            $        0.12             $        0.05
                                                                                            =============             =============


    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

              COMMUNITY BANKSHARES, INC. - STATEMENTS OF CASH FLOW

                                                                                                                UNAUDITED
                                                                                                     Nine months ended September 30,
                                                                                                       1997                   1996
                                                                                                       ----                   ----
Cash flows from operating activities:
Net income .....................................................................                $    872,000           $    504,000
Adjustments to reconcile net income
  to net cash used in operating activities:
        Depreciation ...........................................................                     227,000                134,000
        Provision for loan losses ..............................................                     258,000                140,000
        Accretion of discounts and amortization of premiums -
          investment securities - net ..........................................                     (86,000)               (28,000)
  Changes in assets and liabilities:
        Proceeds of sale of loans held for resale ..............................                   3,614,000              2,877,000
        Origination of loans held for resale ...................................                  (3,420,000)            (2,937,000)
        (Increase) in interest receivable ......................................                    (286,000)              (168,000)
        (Increase) decrease in other assets ....................................                     131,000                (70,000)
        Decrease in other liabilities ..........................................                     101,000                 16,000
                                                                                                ------------           ------------
Net cash provided by operating activities ......................................                   1,411,000                468,000
                                                                                                ------------           ------------

Cash flows from investing activities:
        Proceeds from maturities and sales of
          investment securities - held to maturity .............................                   5,036,000              5,814,000
        Purchases of investment securities - held to maturity ..................                  (7,381,000)            (8,049,000)
        Proceeds from maturities and sales of
          investment securities - available for sale ...........................                   3,724,000              3,068,000
        Purchases of investment securities - available for sale ................                  (6,741,000)            (5,411,000)
        Net (increase) in interest bearing deposits ............................                    (910,000)              (226,000)
        Net (increase) in loans to customers ...................................                 (17,924,000)            (9,731,000)
        Purchase of premises and equipment .....................................                    (163,000)            (1,120,000)
        Net (increase) in other real estate ....................................                           -                (11,000)
                                                                                                ------------           ------------
          Net cash (used) in investing activities ..............................                 (24,759,000)           (15,655,000)
                                                                                                ------------           ------------

Cash flows from financing activities:
        Net increase in demand, savings, & time deposits .......................                  24,973,000             14,843,000
        Net increase in federal funds purchased
        and securities sold under agreements to repurchase .....................                   6,216,000                245,000
        Sale of common stock ...................................................                           -              4,402,000
        Cost of stock sale & dividend reinvestment program .....................                      (9,000)               (44,000)
        Proceeds of FHLB advances ..............................................                     (70,000)               430,000
        Dividends paid..........................................................                    (395,000)              (317,000)
        Notes payable ..........................................................                           -               (240,000)
                                                                                                ------------           ------------
          Net cash provided by financing activities ............................                  30,715,000             19,319,000
                                                                                                ------------           ------------

Net increase in cash and due from other financial institutions .................                   7,367,000              4,132,000
Cash and due from other financial institutions - beginning .....................                   6,649,000              4,535,000
                                                                                                ------------           ------------
Cash and due from other financial institutions - end ...........................                $ 14,416,000           $  8,667,000
                                                                                                ============           ============

    THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE FINANCIAL STATEMENTS

Summary of Significant Accounting Principles

     A summary of significant accounting policies is included in the 1996 Annual Report of Community Bankshares, Inc. to the Shareholders, which also contains the Company's audited financial statements for 1996.

Principles of Consolidation

     The consolidated financial statements include the accounts of Community Bankshares, Inc. (CBI), the parent company, and Orangeburg National Bank and
Sumter National Bank, its wholly owned subsidiaries. All significant intercompany items have been eliminated in the consolidated statements.

Management Opinion

     The financial statements in this report are unaudited. In the opinion of management, all the adjustments necessary to present a fair statement of the results for the interim period have been made. Such adjustments are of a normal and recurring nature.

     The results of operations for any interim period are not necessarily indicative of the results to be expected for an entire year. These interim financial statements should be read in conjunction with the annual financial statements and notes thereto contained in the 1996 Annual Report.

      COMMUNITY BANKSHARES, INC. - AVERAGE BALANCE SHEETS, YIELDS AND RATES

    Nine months ended September 30,                           1997                                      1996
                                                            Interest                                  Interest
                                               Average      Income/       Yields/        Average       Income/       Yields/
Assets                                         Balance      Expense        Rates(1)      Balance       Expense        Rates(1)
                                               -------      -------        -----         -------       -------        -----
                                                                    (Dollar amounts in thousands)
    Interest bearing deposits ............    $  1,251        $   54        5.76%       $ 1,124         $   44         5.22%
    Investment securities--taxable .......      27,612         1,288        6.22%        26,706          1,180         5.89%
    Investment securities--tax exempt ....         411            13        6.39%           417             13         6.30%
    Federal funds sold ...................       4,543           183        5.37%         3,074            120         5.20%
    Loans, net of unearned income ........      78,252         5,544        9.45%        55,266          3,874         9.35%
                                              --------        ------        ----         ------         ------         ----

    Total interest earning assets ........     112,069         7,082        8.43%        86,587          5,231         8.06%

    Cash and due from banks ..............       4,929                                    3,613
    Allowance for loan losses ............        (978)                                    (733)
    Premises and equipment ...............       2,831                                    2,205
    Other assets .........................       1,543                                    1,230
                                              --------                                  -------

Total assets .............................    $120,394                                  $92,902
                                              ========                                  =======

Liabilities and Shareholders' Equity

    Interest bearing deposits
    Savings ..............................    $ 19,267        $  495        3.43%       $12,600         $  218         2.31%
    Interest bearing transaction accounts       11,623           164        1.88%         8,478            129         2.03%
    Time deposits ........................      56,849         2,303        5.40%        47,224          1,930         5.45%
                                              --------        ------        ----        -------         ------         ----

    Total interest bearing deposits ......      87,739         2,962        4.50%        68,302          2,277         4.44%
    Short term borrowing .................       3,969           118        3.96%         2,187             65         3.96%
    FHLB advances ........................       1,114            55        6.58%         1,123             58         6.89%
                                              --------        ------        ----        -------         ------         ----
    Total interest bearing liabilities ...      92,822         3,135        4.50%        71,612          2,400         4.47%

    Noninterest bearing demand deposits ..      14,500                                   10,068
    Other liabilities ....................         797                                      591
    Shareholders' equity .................      12,275                                   10,631
                                              --------                                  -------

Total liabilities and shareholders' equity    $120,394                                  $92,902
                                              ========                                  =======

    Interest rate spread .................                                  3.92%                                      3.59%
    Net interest income and net yield on earning assets       $3,947        4.70%                       $2,831         4.36%
                                                              ======        ====                        ======         ====

(1)  Computed on a fully tax equivalent basis using a 34% federal tax rate.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward Looking Statements

     Statements included in Management's Discussion and Analysis of Financial Condition and Results of Operations which are not historical in nature are intended to be, and are hereby identified as `forward looking statements' for purposes of the safe harbor provided by Section 21E of the Securities Exchange Act of 1934, as amended. The Corporation cautions readers that forward looking statements, including without limitation, those relating to the Corporation's future business prospects, revenues, working capital, liquidity, capital needs, interest costs, and income, are subject to certain risks and uncertainties that could cause actual results to differ materially from those indicated in the forward looking statements, due to several important factors herein identified, among others, and other risks and factors identified from time to time in the Corporation's reports filed with the Securities and Exchange Commission.

Stock Split

     The Corporation effected a two-for-one stock split of its common shares at July 21, 1997. This increased the number of shares outstanding from 1,313,238 to 2,626,476. All information contained within Management's Discussion and Analysis has been retroactively adjusted to reflect the split.

Florence National Bank (proposed)

     On September 15, 1997 CBI entered into an Organizational Agreement pursuant to which it agreed to sponsor the organization of Florence National Bank (proposed), a national bank that is being organized by a group of local businessmen in Florence, South Carolina to become a wholly-owned subsidiary of CBI. CBI has also agreed to finance the expenses of the organization of the bank and to furnish the funds necessary to capitalize the bank. The funds to capitalize Florence National Bank and to finance expenses of organization of the bank are expected to be provided by CBI from the proceeds of a stock offering or borrowed funds or some combination of debt and equity. Completion of the organization of Florence National Bank and acquisition of the bank by CBI are subject to approval of the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, and the South Carolina State Board of Financial Institutions. On September 15, 1997 an application for a national bank charter for the proposed Florence National Bank was filed with the Office of the Comptroller of the Currency and an application for deposit insurance was filed with the Federal Deposit Insurance Corporation.


RESULTS OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997 AND 1996

Net Income

     For the nine months ended September 30, 1997, CBI earned a consolidated profit of $872,000, compared to $504,000 for the comparable period of 1996, an increase of 73% or $368,000. Earnings per share were $.33 in the 1997 period, compared to $.21 for the 1996 period, an increase of 57.1%.

     For the nine months ended September 30, 1997, Orangeburg National Bank reported a profit of $1,028,000, compared to $836,000 for the comparable period of 1996, an increase of 22.9% or $192,000.

     For the nine months ended September 30, 1997, Sumter National Bank reported an after tax loss of $169,000, compared to a loss of $238,000 for the comparable period of 1996, an improvement of 29% or $69,000. The 1997 amount represents nine full months of operation, whereas the 1996 amount represents less than four months of operation.

     For the nine months ended September 30, 1997, the holding company's parent only net income after taxes was $13,000 compared to a net after tax loss of $94,000 for the same period in 1996. This is an improvement of $107,000 or 114%. Operations in 1996 included $112,000 in pre-opening expenses associated with the new Sumter bank.

     As noted above, consolidated net income for the nine months ended September 30, 1997, increased from the prior year by 73% or $368,000. Net interest income before provision for loan losses for the nine months ended September 30, 1997, increased to $3,947,000, compared to $2,831,000 for the same period in 1996, an increase of 39.4% or $1,116,000. For the 1997 period, the provision for loan losses was $258,000, compared to $140,000 for the 1996 period, an increase of 84.3% or $118,000. Non-interest income for the 1997 period increased to $559,000 from $355,000 for the 1996 period, a 57.5% or $204,000 increase. Non-interest expense increased to $2,948,000 from $2,178,000, a 35.4% or $770,000 increase.
Results for the first nine months of 1997 include results of operations for Sumter National Bank for the entire period, however the Sumter bank was in operation for less than four months during the 1996 period. Accordingly, many of the dollar and percentage comparisons and changes between periods discussed in this report are unusually large.


Profitability

     One of the best ways to review earnings is through the ROA (return on average assets) and the ROE (return on average equity). Return on assets is the income for the period divided by the average assets for the period, annualized. Return on equity is the income for the period divided by the average equity for the period, annualized. Based on operating results for the nine months ended September 30, 1997 and 1996, the following table is presented.

                                         Period ended Sept. 30,
                                        1997               1996
                                        ----               ----
                                         (dollars in thousands)
Average assets                          $120,394          $92,902
ROA                                        0.97%            0.72%
Average equity                           $12,275          $10,631
ROE                                        9.47%            6.32%
Net income                                  $872             $504

     Average equity and average assets were substantially greater in 1997 than they were in 1996, primarily as the result of the sale of stock to capitalize the Sumter bank and the deposit taking activities of the Sumter bank.

Net interest income

     Net interest income, the major component of CBI's income, is the amount by which interest and fees on interest earning assets exceed the interest paid on interest bearing deposits and other interest bearing funds. During the first nine months of 1997, net interest income after provision for loan losses increased to $3,689,000 from $2,691,000, a 39% or $998,000 increase over the comparable period of 1996. This improvement was the result of an increase in the volume of earning assets at both banks, but was mostly associated with the operation of the new bank in Sumter, which had net interest income for the first nine months of 1997 of $598,000, or 60% of the total increase.

Interest Income

     Elsewhere in this report is a table comparing the average balances, yields, and rates for the interest rate sensitive segments of the company's balance sheet for the periods ended September 30, 1997 and 1996. A discussion of that table follows.

     Total interest income for the nine months ended September 30, 1997, was $7,082,000 compared with $5,231,000 for the same period in 1996, a 35.4% or $1,851,000 increase. The yield on earning assets for the 1997 period was 8.43%, up from 8.06% for the 1996 period. Total average interest earning assets for the nine months ended September 30, 1997, were $112,069,000, up from $86,587,000 for the same period in 1996, an increase of 29.4% or $25,482,000. Sumter National Bank averaged $18,729,000 in earning assets, or about 73% of the total increase.

     The loan portfolio earned $5,544,000 for the nine months ended September 30, 1997, up from $3,874,000 for the same period of 1996, a 43.1% or $1,670,000 increase. The 1997 yield increased to 9.45% from 9.35% for the 1996 period. The average size of the loan portfolio was $78,252,000 for the 1997 period, up from $55,266,000 for the same period of 1996, an increase of 41.6% or $22,986,000.

     The taxable investment portfolio earned $1,288,000 for the nine months ended September 30, 1997, up from $1,180,000 for the 1996 period, a 9.2% or $108,000 increase. The yield increased to 6.22% in the 1997 period from 5.89% in the 1996 period. The average size of the portfolio increased to $27,612,000 in the 1997 period from $26,706,000 in the 1996 period, an increase of 3.4% or $906,000.

     The tax exempt investment portfolio continues to be a relatively small part of the portfolio. It earned $13,000 for the nine months ended September 30, 1997, unchanged from the prior year. The yield on the portfolio was 6.39% (on a fully taxable equivalent basis), up from the prior year's 6.30%. The average size of the portfolio decreased to $411,000 for the 1997 period from $417,000 in the 1996 period, a decrease of 1.4% or $6,000.

     Interest bearing deposits in other banks contributed $54,000 for the nine months ended September 30, 1997, compared to $44,000 during the prior year, an increase of 22.7% or $10,000. The yield on these deposits increased to 5.76% for the 1997 period from 5.22% in the 1996 period. CBI averaged $1,251,000 in interest bearing balances in the 1997 period compared to $1,124,000 in the 1996 period, an increase of 11.3% or $127,000.

     Federal funds sold earned $183,000 for the nine months ended September 30, 1997, compared to $120,000 the prior year, an increase of 52.5% or $63,000. Yields increased to 5.37% for the period ended September 30, 1997, from 5.20% for the 1996 period. For the 1997 period, CBI increased its average volume in federal funds sold to $4,543,000 from $3,074,000 for the 1996 period, a 47.8% or $1,469,000 increase.

Interest expense

     Interest expense increased for the nine months ended September 30, 1997 to $3,135,000 from the prior year's $2,400,000, a 30.6% or $735,000 increase. The volume of interest bearing liabilities increased to $92,822,000 for the period ended September 30, 1997, from $71,612,000 for the 1996 period, a 29.6% or $21,210,000 increase. Sumter National Bank averaged $14,749,000 in interest bearing liabilities, or about 70% of the total increase. The average rate CBI paid for interest bearing liabilities during the 1997 period was 4.50%, slightly up from 4.47% for the 1996 period.

     The cost of savings accounts increased to $495,000 for the nine months ended September 30, 1997 from $218,000 in the 1996 period, a 127% or $277,000 increase. Average savings deposit balances increased to $19,267,000 for the period ended September 30, 1997, from $12,600,000 for the 1996 period, an increase of 52.9% or $6,667,000. The average rate paid on these funds increased to 3.43% from 2.31%. Most of this increase was due to growth in money market accounts at the Sumter Bank.

     Interest bearing transaction accounts cost $164,000 for the nine months ended September 30, 1997, up from the prior year's $129,000, an increase of 27.1% or $35,000. The volume of these deposits increased to $11,623,000 for the period ended September 30, 1997, from $8,478,000 for the 1996 period, a 37.1% or $3,145,000 increase. The average rate paid on these funds for the period ended September 30, 1997, decreased to 1.88% from 2.03% for the 1996 period.

     Time deposits cost $2,303,000 for the nine months ended September 30, 1997, up from $1,930,000 in the 1996 period, an increase of 19.3% or $373,000. The volume increased to $56,849,000 for the period ended September 30, 1997, from $47,224,000 for the 1996 period, a 20.4% or $9,625,000 increase. The average rate paid on these funds decreased to 5.40% for the period ended September 30, 1997, from 5.45% for the 1996 period.

     Short term borrowing consists of federal funds purchased and securities sold under agreements to repurchase. This is a relatively small and volatile part of the balance sheet. It cost $118,000 for the nine months ended September 30, 1997, up from $65,000 for the 1996 period, an 81.5% or $53,000 increase. The volume of these funds increased to $3,969,000 in the 1997 period from $2,187,000 in the 1996 period, an increase of 81.5% or $1,782,000. The average rate paid on these funds was 3.96% for both periods.

     Borrowings from the Federal Home Loan Bank cost $55,000 for the nine months ended September 30, 1997, compared to $58,000 for the 1996 period, a 5.5% or $3,000 decline. The advances averaged $1,114,000 during the 1997 period, compared to $1,123,000 for the prior year period, a .8% or $9,000 decrease. All these balances were attributable to Orangeburg National Bank. The average rate paid on these funds decreased to 6.58% from 6.89%.

Non-Interest Income

     Non-interest income for the nine months ended September 30, 1997 grew to $559,000 from $355,000 in the 1996 period, a 57.5% or $204,0000 increase. This increase was mostly the result of the operation of the new Sumter bank, which accounted for $118,000 or 58% of the total increase in non-interest income for the 1997 period. Most of the remainder of the increase was attributable to increased credit life and accident and health insurance sales in the Orangeburg bank.

Non-Interest Expense

     For the nine months ended September 30, 1997 non-interest expenses increased to $2,948,000 from $2,178,000 for the 1996 period, a 35.3% or $770,000 increase. Approximately $454,000 (59%) of this increase is related to the operation of Sumter National Bank.

     For the nine months ended September 30, 1997 personnel costs were $1,738,000 compared to $1,329,000 for the 1996 period, a 30.8% or $409,000 increase.

     Premises and equipment expense for the 1997 period were $384,000 compared to $270,000 for the 1996 period, an increase of 42.2% or $114,000.

     Other costs for the 1997 period were $826,000 compared to $579,000 for the 1996 period, an increase of 42.7% or $193,000.

Income Taxes

     CBI provided $428,000 for federal and state income taxes during the nine months ended September 30, 1997, compared to $364,000 for the same period in 1996, a 17.6% or $64,000 increase.


RESULTS OF OPERATIONS FOR THE QUARTERS ENDED SEPTEMBER 30, 1997 AND 1996

Net Income

     For the quarter ended September 30, 1997, CBI earned a consolidated profit of $325,000, compared to $110,000 for the comparable period of 1996, an increase of 195% or $215,000. Earnings per share were $.12 in the 1997 period, compared to $.05 for the 1996 period, an increase of 140%.

     Net interest income before provision for loan losses for the quarter ended September 30, 1997, increased to $1,411,000, compared to $1,014,000 for the same period in 1996, an increase of 39.2% or $397,000. For the same period, the provision for loan losses was $81,000, compared to $77,000 for the 1996 period, an increase of 5.2% or $4,000. Non-interest income for the 1997 period increased to $196,000 from $120,000 for the 1996 period, a 63.3% or $76,000 increase.
Non-interest expense increased to $1,023,000 from $867,000, an 18% or $156,000 increase.

     The third quarter of 1996 was the first full quarter of operation for the Sumter bank. Sumter National Bank's net loss for the quarter ended September 30, 1997, was $25,000, an improvement of 86% over its net loss of $184,000 for the quarter ended September 30, 1996. Many of the dollar and percentage comparisons and changes between quarters discussed are unusually large because the Sumter bank's ratio of non-interest expense to earning assets was so much greater, 17.6% in the 1996 quarter, than in the 1997 quarter, 5.8%.

Net interest income

     Net interest income, the major component of CBI's income, is the amount by which interest and fees on interest earning assets exceeds the interest paid on interest bearing deposits and other interest bearing funds. During the quarter ended September 30, 1997, net interest income after provision for loan losses increased to $1,330,000 from $937,000, a 41.9% or $393,000 increase over the comparable period of 1996. This improvement was the result of an increase in the volume of earning assets at both banks.

Interest Income

     Total interest income for the third quarter 1997 was $2,595,000 compared with $1,867,000 for the same period in 1996, a 39% or $1,092,000 increase.

     The loan portfolio earned $1,998,000 for the third quarter in 1997, up from $1,371,000 for the same period of 1996, a 45.7% or $627,000 increase.

     The investment portfolio earned $488,000 for the third quarter in 1997, up from $419,000 for the 1996 period, a 16.5% or $69,000 increase.

     Interest bearing deposits in other banks contributed $20,000 for the third quarter 1997, compared to $5,000 during the prior year, an increase of 300% or $15,000.

     Federal funds sold earned $89,000 the third quarter of 1997 compared to $72,000 the prior year, an increase of 23.6% or $17,000.

Interest expense

     Interest expense increased for the third quarter of 1997 to $1,184,000 from the prior year's $853,000, a 38.8% or $331,000 increase.

Non-Interest Income

     Non-interest income for the third quarter 1997 grew to $196,000 from $120,000 in the third quarter of 1996, a 63.3% or $76,000 increase.

Non-Interest Expense

     For the third quarter of 1997 non-interest expenses increased to $1,023,000 from $867,000 for the third quarter of 1996, an 18% or $156,000 increase.

     For the three months ended September 30, 1997, personnel costs were $605,000 compared to $523,000 for the third quarter of 1996, a 15.7% or $82,000 increase.

     Premises and equipment expense for the 1997 period were $135,000 compared to $115,000 for the 1996 period, an increase of 17.4% or $20,000.

     Other costs for the third quarter 1997 were $283,000 compared to $229,000 for the third quarter of 1996, an increase of 23.5% or $54,000.

Income Taxes

     CBI provided $178,000 for federal and state income taxes during the third quarter of 1997, compared to $80,000 for the same period in 1996, a 122% or $98,000 decrease.

CHANGES IN FINANCIAL POSITION

Investment portfolio

     The investment portfolio is comprised of a held to maturity and an available for sale portion. CBI and its two banks usually purchase short term issues of U. S Treasury and U. S. Government agency securities for investment purposes. At September 30, 1997, the held to maturity portfolio totaled $17,407,000 compared to $15,027,000 at December 31, 1996, an increase of 15.8%
or $2,380,000. At September 30, 1997, the available for sale portfolio totaled $13,834,000 compared to $10,761,000 at December 31, 1996, an increase of 28.6%
or $3,073,000. The following chart summarizes the investment portfolios at September 30, 1997, and December 31, 1996.



                                                           September 30, 1997
                               ---------------------------------------------------------------------------
                                        Held to maturity                        Available for sale
                               --------------------------------------- -----------------------------------
                               Amortized cost         Fair value           Amortized cost       Fair value
                               --------------         ----------           --------------       ----------
                                                         (dollars in thousands)
U. S. Government and
federal agencies ...............       $17,000            $16,989                  $13,114         $13,122

Tax exempt securities ..........           407                410                        -               -
Other equity securities ........             -                  -                      712             712
                                       =======            =======                  =======         =======
Total ..........................       $17,407            $17,399                  $13,826         $13,834
                                       =======            =======                  =======         =======

Unrealized gain or (loss) ......       $    (8)                                    $     8
                                       =======                                     =======

                                                            December 31,1996
                               ---------------------------------------------------------------------------
                                        Held to maturity                        Available for sale
                               --------------------------------------- -----------------------------------
                               Amortized cost         Fair value           Amortized cost       Fair value
                               --------------         ----------           --------------       ----------
                                                          (dollars in thousands)
U. S. Government and
federal agencies ...............       $14,613             $14,612                $10,175          $10,175
Tax exempt securities ..........           414                 417                      -                -
Other equity securities ........             -                   -                    586              586
                                       =======             =======                =======          =======
Total ..........................       $15,027             $15,029                $10,761          $10,761
                                       =======             =======                =======          =======

Unrealized gain or (loss) ......       $     2                                    $     -
                                       =======                                    =======


     Orangeburg National Bank owns approximately 91% of the held to maturity and the available for sale investment portfolios.

Loan portfolio

     The loan portfolio is primarily consumer and small business oriented. At September 30, 1997, the loan portfolio was $86,710,000, compared to $68,829,000 at December 31, 1996, a 25.9% or $17,881,000 increase. The following chart summarizes the loan portfolio at September 30, 1997, and December 31, 1996.

                                               Sep. 30, 1997      Dec. 31, 1996
                                               -------------      -------------
                                                     (dollars in thousands)
Real estate ................................      $51,218            $41,164
Commercial .................................       19,582             16,644
Loans to individuals .......................       15,910             11,021
                                                  =======            =======
Total ......................................      $86,710            $68,829
                                                  =======            =======

     At September 30, 1997, Orangeburg National Bank's loan portfolio totaled $65,963,000 (including loans held for resale) compared to $59,877,000 at December 31, 1996, an increase of $6,086,000 or 10.2%.

     At September 30, 1997, Sumter National Bank's loan portfolio totaled $20,849,000, compared to $8,952,000 at December 31, 1996, an increase of $11,897,000 or 133%.

Past Due and Non-Performing Assets and the Allowance for Loan Losses

     CBI closely monitors past due loans, non-accrual loans and other real estate owned. Below is a summary of past due and non-performing assets at September 30, 1997 and December 31, 1996.

                                               Sept. 30, 1997      Dec. 31, 1996
                                               --------------      -------------
Past due 90 days + accruing loans ..........     $104,000              $ 93,000
Non-accrual loans ..........................     $365,000              $431,000
Impaired loans (included in nonaccrual) ....     $ 12,000              $ 12,000
Other real estate owned ....................     $      -              $      -

     Management considers the past due and non-accrual amounts in September 1997 to be reasonable and manageable in the normal course of business. All loans shown in the above table are attributable to Orangeburg National Bank.

     CBI had no restructured loans during any of the above listed periods.

     CBI's activity with its allowance for loan losses reserve is summarized below.

                                                Sept. 30, 1997     Dec. 31, 1996
                                                --------------     -------------
Allowance at beginning of period ............    $  876,000          $707,000
Provision expense ...........................       258,000           227,000
Net charge-offs .............................       (43,000)          (58,000)
                                                 ==========          ========
Allowance at end of period ..................    $1,091,000          $876,000
                                                 ==========          ========
Allowance as a percent of outstanding loans .          1.26%             1.27%

     At December 31, 1996, the Sumter National Bank allowance for loan losses was $97,000. The bank increased the allowance with a provision expense of $123,000 as it continued to establish its allowance for loan losses. Net charge-offs during the period were $1,000. The allowance at September 30, 1997, was $219,000.

     At December 31, 1996, the Orangeburg National Bank allowance for loan losses was $779,000. The bank increased the allowance with a provision expense of $135,000. Net chargeoffs during the period were $42,000. The allowance at September 30, 1997 was $872,000.

     In reviewing the adequacy of the allowance for loan losses at the end of each period, management considers historical loan loss experience, current economic condition, loans outstanding, trends in non-performing and delinquent loans, and the quality of collateral securing problem loans. After charging off all known losses, management considers the allowance adequate to provide for estimated future losses inherent in the loan portfolio at September 30, 1997.

Deposits

     Deposits were $114,824,000 at September 30, 1997, compared to $89,851,000 at December 31, 1996, an increase of 27.8% or $24,973,000.

     Time deposits greater than $100,000 were $20,484,000 at September 30, 1997, compared to $13,640,000 at December 31, 1996, an increase of 50.2% or $6,844,000.

Liquidity

     Liquidity is the ability to meet current and future obligations through liquidation or maturity of existing assets or the acquisition of additional liabilities. Adequate liquidity is necessary to meet the requirements of customers for loans and deposit withdrawals in a timely and economical manner. The most manageable sources of liquidity are composed of liabilities, with the primary focus of liquidity management being the ability to attract deposits within the Orangeburg National Bank and Sumter National Bank service areas. Core deposits (total deposits less certificates of deposit of $100,000 or more) provide a relatively stable funding base. Certificates of deposit of $100,000 or more are generally more sensitive to changes in rates, so they must be monitored carefully. Asset liquidity is provided by several sources, including amounts due from banks, federal funds sold, and investments available for sale.

     CBI and its banks maintain an available-for-sale investment and a held to maturity investment portfolio. While all these investment securities are purchased with the intent to be held to maturity, such securities are marketable and occasional sales may occur prior to maturity as part of the process of asset/liability and liquidity management. Such sales will generally be from the available for sale portfolio. Management deliberately maintains a short-term maturity schedule for its investments so that there is a continuing stream of maturing investments. CBI intends to maintain a short-term investment portfolio in order to continue to be able to supply liquidity to its loan portfolio and for customer withdrawals.

     CBI has substantially more liabilities (mostly deposits, which may be withdrawn) which mature in the next 12 months than it has assets maturing in the same period. However, based on its historical experience, and that of similar financial institutions, CBI believes that it is unlikely that so many deposits would be withdrawn, without being replaced by other deposits, that CBI would be unable to meet its liquidity needs with the proceeds of maturing assets.

     CBI through its banking subsidiaries also maintains federal funds lines of credit with correspondent banks, and is able to borrow from the Federal Home Loan Bank and from the Federal Reserve's discount window.

     CBI through its banking subsidiaries has a demonstrated ability to attract deposits from its markets. Deposits have grown from $30 million in 1989 to over $114 million in 1997. This stable, growing base of deposits is the major source of operating liquidity.

     CBI's long term liquidity needs are expected to be primarily affected by the maturing of long term certificates of deposit. At September 30, 1997, CBI had approximately $9.1 million and $1.2 million in certificates of deposit maturing in one to five years and over five years, respectively. CBI's assets maturing or repricing in the same periods were $58.7 million and $11 million, respectively. CBI expects to be able to manage its current balance sheet structure without experiencing any unusual liquidity problems.

     In the opinion of management, CBI's current and projected liquidity position is adequate.

Capital resources

     As summarized in the table below, CBI maintained a strong capital position.

                                             Sept. 30, 1997       Dec. 31, 1996
                                             --------------       -------------
Tier 1 capital to average total assets             11.31%              11.50%
Tier 1 capital to risk weighted assets             14.17%              17.50%
Total capital to risk weighted assets              15.41%              18.70%

The moderate decline in the risk weighted capital ratios is the anticipated effect of the asset growth resulting from the operation of the new bank in Sumter, combined with asset growth of the Orangeburg bank.

          In the opinion of management, the Company's current and projected capital positions are adequate.

Shareholders' equity

     At September 30, 1997 the common stock account totaled $9,055,000, compared to $9,064,000 at December 31, 1996. This $9,000 reduction was for costs associated with the establishment of a dividend reinvestment plan, although no stock was sold by CBI during the period. Ongoing costs of the reinvestment plan will be charged to expense. Total shareholders' equity increased from $12,104,000 at December 31, 1996 to $12,577,000 at September 30, 1997, a 3.9%
increase.

ACCOUNTING AND REPORTING MATTERS

          In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 simplifies the current computation of earnings per share and makes the United States standards for the computation more compatible with international earnings per share standards. The statement requires dual presentation of earnings per share for all entities with complex capital structures. It also replaces the presentation of primary earnings per share with a presentation of basic earnings per share. The Statement is effective for the Company for the year ended December 31, 1997. The Company does not anticipate that adoption of this Statement will have a material effect on its financial statements.

Part II--Other Information

Item 6.  Exhibits and Reports on Form 8-K

(a) Exhibits

Exhibit No.(from         Description
item 601 of S-B)
(3)                      Articles of Incorporation, as amended.
(10)                     Organizational  Agreement  among  Community Bankshares,
                         Inc. and the Organizers of Florence National Bank, dated as of September 15, 1997.
(27)                     Financial Data Schedule

(b)  Reports on Form 8-K.  None.

Signatures

          In  accordance  with  the   requirements  of  the  Exchange  Act,  the
registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 10, 1997

COMMUNITY BANKSHARES, INC.

By:  s/  Hugo S. Sims, Jr.,
          Hugo S. Sims, Jr.,
          Chief Executive Officer

By:  s/  William W. Traynham
          William W. Traynham
          President and Chief Financial Officer
          (Principal Accounting Officer)

                                  Exhibit Index

Exhibit No.(from         Description
item 601 of S-B)
(3)                      Articles of Incorporation, as amended.
(10)                     Organizational  Agreement  among  Community Bankshares,
                         Inc. and the Organizers of Florence National Bank, dated as of September 15, 1997.
(27)                     Financial Data Schedule

                                   APPENDIX C
                             SUBSCRIPTION AGREEMENT

                           COMMUNITY BANKSHARES, INC.
                             SUBSCRIPTION AGREEMENT


          The  undersigned,  having  received and reviewed the  Prospectus  (the
"Prospectus") dated March 10, 1998, of Community Bankshares, Inc. (the "Corporation"), subject to the terms and conditions of the Prospectus, hereby subscribes for the number of shares of Common Stock, of Community Bankshares, Inc. (the "Common Stock"), shown below. The undersigned submits herewith the purchase price calculated as set forth below. All payments shall be in United States dollars in cash or by check, draft or money order drawn to the order of Community Bankshares, Inc.


              Your Properly Completed Subscription Form and Payment Must Be Returned To one of the Following Addresses:

   COMMUNITY BANKSHARES, INC.         COMMUNITY BANKSHARES, INC.      SUMTER STOCK SALES OFFICE      FLORENCE STOCK SALES OFFICE
      791 Broughton Street             Post Office Drawer 2086       COMMUNITY BANKSHARES, INC.       COMMUNITY BANKSHARES, INC.
Orangeburg, South Carolina 29115   Orangeburg, South Carolina 29116    409 North Salem Avenue            181 E. Evans Street
         (803) 535-1060                                             Sumter, South Carolina 29150              BTC - 051
                                                                               c/o                  Florence, South Carolina 29506
                                                                    Porter L. Thompkins, Jr., CPA          c/o Jesse Nance
                                                                           (803) 773-1151                  (803) 664-2858



Acknowledgments and Representations

     In connection with this subscription, the undersigned hereby acknowledges and agrees that:

(1) This subscription may not be cancelled, terminated, or revoked by the undersigned. Upon acceptance in writing by the Corporation, the Subscription will be binding and legally enforceable. This subscription will only be deemed accepted when acceptance is noted hereon by the President or Chairman of the Board of the Corporation. No other person has authority to accept or reject a subscription on behalf of the Corporation.

(2) The Corporation reserves the right to accept this subscription in whole or in part. If this subscription is accepted in part, the undersigned agrees to purchase the accepted number of shares subject to all of the terms of this offer.

(3) Funds relating to this subscription received by the Corporation will not be held in escrow. Upon acceptance of this subscription, subscriber shall become a shareholder of the Corporation. If the subscription is rejected in whole or in part, the subscription funds attributable to the rejected portion shall be promptly returned to the undersigned. No interest will be paid on any such returned funds.

(4) The Corporation reserves the right to cancel this subscription after acceptance until the date of issue of the Common Stock.

(5) The shares of Common Stock subscribed for hereby are equity securities and are not savings accounts or deposits, and INVESTMENT THEREIN IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION.

(6) This subscription is nonassignable and nontransferable, except with the written consent of the Corporation.

(7) Certificates will be delivered by first class mail to the address set forth herein.

(8) The undersigned has received a copy of the Prospectus, and represents that this Subscription Agreement is made solely on the basis of the information contained in the Prospectus and is not made in reliance on any inducement, representation or statement not contained in the Prospectus. No person (including any Officer or Director of CBI or organizer of Florence National
     Bank) has authority to give any information or to make any representation not contained in the Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized.

Purchase Price

     The purchase price per share (the "Purchase Price") of the Common Stock as to this subscription shall be the closing price per share of the Common Stock on the American Stock Exchange (the "AMEX") on the business day immediately preceding the date on which this fully executed subscription agreement together with cash, check, draft or money order representing the subscription price are received by the Corporation. The date this subscription is received by the Corporation shall be the date of actual physical receipt by the Corporation at any of the addresses set forth above. Accordingly, if subscribers wish to be assured that their Purchase Price will be a particular day's closing price, they should hand deliver their fully executed subscription agreement to the Corporation at any of the addresses set forth above, together with cash, check, draft or money order on the following day. Each business day, the Corporation will post in its main offices and at the Sumter and Florence Stock Sales Offices shown above the closing price of the Common Stock on the AMEX on the immediately preceding business day.

     Upon receipt by the Corporation of a fully executed subscription agreement together with cash, check, draft or money order representing the subscription price, the Corporation will mark the subscription agreement "Received" and note the date thereon. The Purchase Price of the shares subscribed will be the closing price of the Common Stock on the AMEX on the business day immediately preceding the date as to which the subscription agreement is marked received. The Corporation shall make the determination of the date on which a subscription agreement is deemed received. Acknowledgement of receipt of a subscription agreement in the manner set forth above shall not, however, constitute acceptance of the subscription. The subscription will only be deemed accepted when acceptance is noted thereon in writing by the President or Chairman of the Board of the Corporation. Promptly upon such acceptance, the Corporation shall issue the number of whole shares that may be purchased at the Purchase Price with the subscription funds submitted. The Corporation will promptly return any excess subscription funds to subscriber.

Subscription

My payment of $_______________ is enclosed. (Must be at least $1,000.)

I want to buy as many whole shares of Common Stock as my payment will buy using as the purchase price the closing price for Common Stock on the AMEX on the business day preceding receipt of my subscription.

If I have filled in the blank in this sentence and if the Purchase Price is greater than $___________ per share, I do not want to buy any Common Stock and I want you to return my payment.

(Please Type or Print)


-------------------------------------------------------------
(Name(s) in which stock certificates should be registered**)

-------------------------------------------------------------
(Street Address)

-------------------------------------------------------------
(City/State/Zip Code)

-------------------------------------------------------------
(Social Security or Employer I.D. No.)

(----)---------------      (----)------------------
(Home Telephone No.)       (Business Telephone No.)

**Stock certificates for shares to be issued in the names of two or more persons will be registered in the names of such persons as joint tenants with right of survivorship, and not as tenants in common.

FOR USE BY THE CORPORATION ONLY.

DATE OF RECEIPT:

CLOSING PRICE OF COMMON STOCK ON BUSINESS
DAY IMMEDIATELY PRIOR TO RECEIPT:
$----------------

NUMBER OF SHARES SUBSCRIPTION FUNDS WOULD
PURCHASE AT SUCH PRICE: _________________


                                 SUBSTITUTE W-9

Under the penalties of perjury, I certify that: (1) the Social Security number or taxpayer identification number given above is correct; and (2) I am not subject to backup withholding. INSTRUCTION: YOU MUST CROSS OUT #2 ABOVE IF YOU HAVE BEEN NOTIFIED BY THE INTERNAL REVENUE SERVICE THAT YOU ARE SUBJECT TO BACKUP WITHHOLDING BECAUSE OF UNDERREPORTING INTEREST OR DIVIDENDS ON YOUR TAX RETURN.


I HAVE READ AND UNDERSTAND THE PROSPECTUS AND THIS SUBSCRIPTION AGREEMENT.

-------------------------------------       -----------------
 (Signature)                                (Date)

-------------------------------------       -----------------
  (Signature)                               (Date)

         If shares are to be held in joint ownership, all joint owners should sign this Agreement.




SUBSCRIPTION   ACCEPTED  AS  TO  _________   SHARES  AT  A  PURCHASE   PRICE  OF
$______________ PER SHARE.

COMMUNITY BANKSHARES, INC.

BY:--------------------------------

ITS:-------------------------------



C:\6912\5\SUBSCR.AGR

                 PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

SEC registration fee and blue sky filing fees.....................  $ 6,000
Accounting fees...................................................    2,000
Legal fees and expenses...........................................   25,000
Mailing and Printing Costs........................................   14,000
Miscellaneous.....................................................    3,000
                                                                    -------
         TOTAL....................................................  $50,000

Item 15. Indemnification of Directors and Officers.

     Under South Carolina law, Section 33-8-510, Code of Laws of South Carolina 1976, as amended, a corporation has the power to indemnify directors and officers who meet the standards of good faith and reasonable belief that conduct was lawful and in the corporate interest (or not opposed thereto) set forth in such statute. Such statute also empowers a corporation to provide insurance for directors and officers against liability arising out of their positions even though the insurance coverage is broader than the power of the corporation to indemnify. Under Section 33-8-520, unless limited by its articles of incorporation, a corporation must indemnify a director or officer who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he was a party because he is or was a director against reasonable expenses incurred by him in connection with the proceeding. The registrant's Articles of Incorporation do not provide otherwise.

Item 16. Exhibits.

     See Exhibit Index on Page .

Item 17. Undertakings.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Orangeburg, State of South Carolina, on March 5, 1998.

                                         COMMUNITY BANKSHARES, INC.

                                              s/Hugo S. Sims, Jr.
                                         By:---------------------------------
                                            Hugo S. Sims, Jr.
                                            Its Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement on Form S-2 has been signed by the following persons in the capacities indicated on March 5, 1998.

Signature                                          Title
---------                                          -----

*s/E. J. Ayers, Jr.
---------------------------------                  Director
(E. J. Ayers, Jr.)

*s/Alvis J. Bynum
---------------------------------                  Director
(Alvis J. Bynum)

*s/Martha Rose C. Carson
---------------------------------                  Director
(Martha Rose C. Carson)

*s/Anna O. Dantzler
---------------------------------                  Director
(Anna O. Dantzler)

*s/J. M. Guthrie
---------------------------------                  Director
(J. M. Guthrie)

*s/Phil P. Leventis
---------------------------------                  Director
(Phil P. Leventis)

*s/William H. Nock
---------------------------------                  Director
(William H. Nock)

*s/Samuel F. Reid, Jr.
---------------------------------                  Director
(Samuel F. Reid, Jr.)

*s/Hugo S. Sims, Jr.
---------------------------------                  Chief Executive Officer
(Hugo S. Sims, Jr.)                                and Director

s/William W. Traynham
---------------------------------                  Chief Financial Officer,
(William W. Traynham)                              Principal Accounting Officer,
                                                   President and Director

*s/J. Otto Warren, Jr.
---------------------------------                  Director
(J. Otto Warren, Jr.)

*s/Michael A. Wolfe
---------------------------------                  Director
(Michael A. Wolfe)

---------------------------------                  Director
(Russell S. Wolfe, II)

*By:  William W. Traynham
      Attorney-in-fact

                                                   EXHIBIT INDEX


   Exhibit No.
  (per Exhibit
    Tables in
   Item 601 of
 Regulation S-K            Description of Exhibit                       Page No.
 --------------            ----------------------                       --------


        3.1 Articles of Incorporation of Registrant, as amended (incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997)

        3.2 Bylaws of Registrant (incorporated by reference to the Registrant's Form S-4, Commission File No. 33-55314, filed December 3, 1992)

        4 Form of stock certificate of Community Bankshares, Inc. (incorporated by reference to the Registrant's Form S-4, Commission File No. 33-55314, filed December 3, 1992)

       *5 Opinion of Sinkler & Boyd, P.A. as to legality of securities being registered

        10.1 Organizational agreement, dated September 15, 1997, by and among the Organizers of Florence National Bank and Community Bankshares, Inc. (incorporated by reference to the Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997).

        13.1 Annual Report on Form 10-KSB for the year ended December 31, 1996 (included as Appendix A to the Prospectus).

        13.2 Quarterly Report on Form 10-QSB for the quarter ended September 30, 1997 (included as Appendix B to the Prospectus).

       *22          Subsidiaries of the Registrant

        23.1        Consent  of  J.  W.  Hunt  and  Company,   L.L.P.,
                    Certified Public Accountants

       *23.2        Consent  of  Sinkler  & Boyd,  P.A.  (included  in
                    Exhibit 5 above)

       *24          Power of Attorney

*Previously filed